   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                           IMC FERTILIZER GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                DELAWARE                           36-3492467
    (STATE OR OTHER JURISDICTION OF (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
     INCORPORATION OR ORGANIZATION)
                               MARSCHALL I. SMITH
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                           IMC FERTILIZER GROUP, INC.
                               2100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                 (708) 272-9200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               2100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                 (708) 272-9200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                    COPY TO:
        MICHAEL A. CAMPBELL               CHARLES W. MULANEY, JR.
        MAYER, BROWN & PLATT          SKADDEN, ARPS, SLATE, MEAGHER &
      190 SOUTH LASALLE STREET                      FLOM
      CHICAGO, ILLINOIS 60603               333 W. WACKER DRIVE
           (312) 782-0600                 CHICAGO, ILLINOIS 60606
                                               (312) 407-0700
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered in this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                                            PROPOSED
                                                             PROPOSED       MAXIMUM
              TITLE OF EACH                    AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
           CLASS OF SECURITIES                 TO BE      OFFERING PRICE OFFERING PRICE  REGISTRATION
             TO BE REGISTERED                REGISTERED      PER UNIT         (1)            FEE
- -----------------------------------------------------------------------------------------------------
Common Stock, par value $1.00 per share
 (2)......................................   4,600,000       $46.8125     $215,337,500     $74,255
- -----------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) The registration fee has been calculated in accordance with Rule 457(c)
    under the Securities Act of 1933, as amended (the "Securities Act").
(2) There are being registered hereby an equal number of preferred share purchase rights, which are currently attached to and transferable only with the shares of Common Stock being registered hereby.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

  This Registration Statement contains two forms of Prospectus: one to be used in connection with an offering of shares of common stock, par value $1.00 per share, of IMC Fertilizer Group, Inc., in the United States (the "U.S. Offering") and one to be used in connection with a concurrent offering outside the United States (the "International Offering," and together with the U.S. Offering, the "Offering"). The complete Prospectus for the U.S. Offering follows immediately. Following such Prospectus are alternate front and back cover pages for the International Offering. All of the other pages of the Prospectus for the U.S. Offering are to be used for the U.S. Offering and the International Offering.

  The complete Prospectus for the U.S. Offering and the International Offering in the forms in which they are to be used will be filed with the Securities and Exchange Commission pursuant to Rule 424 or in an amendment to the Registration Statement.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion, dated February 23, 1994
PROSPECTUS
                                4,000,000 SHARES                            LOGO

                           IMC FERTILIZER GROUP, INC.

                                  COMMON STOCK

                                 -------------

  Of the 4,000,000 shares (the "Shares") of common stock, $1.00 par value per share (the "Common Stock"), of IMC Fertilizer Group, Inc. ("IFL"), offered hereby, 3,200,000 shares are being offered in the United States (the "U.S. Offering") by the U.S. Underwriters, and 800,000 shares are being offered outside the United States (the "International Offering," and, together with the U.S. Offering, the "Offering") by the International Managers. The price to public and underwriting discount per share for the U.S. Offering and International Offering are identical, and the closings of the U.S. Offering and the International Offering are conditioned upon each other. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "IFL." On February 22, 1994, the closing price for the Common Stock as reported on the NYSE was $48. See "Price Range of Common Stock and Dividends."

                                 -------------

  SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                                 -------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                               Underwriting
                               Price             Discounts          Proceeds to
                             to Public      and Commissions (1)     Company (2)
- -------------------------------------------------------------------------------
Per Share.............        $                    $                   $
- -------------------------------------------------------------------------------
Total (3).............      $                   $                   $
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) IFL has agreed to indemnify the U.S. Underwriters and the International Managers (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by IFL estimated at $700,000.
(3) IFL has granted to the U.S. Underwriters and the International Managers 30-day options to purchase up to an aggregate additional 600,000 shares of
    Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Company, before deducting expenses, will be $          , $           and
    $           , respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of this offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of the Common Stock will be made at the offices of Lehman Brothers Inc., New York,
New York on or about          , 1994.

                                 -------------

LEHMAN BROTHERS
          DONALDSON, LUFKIN & JENRETTE
            Securities Corporation
                      LAZARD FRERES & CO.
                               J.P. MORGAN SECURITIES INC.

           , 1994

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE CHICAGO STOCK EXCHANGE, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  IFL has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  IFL is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy materials and other information with the Commission. Reports, proxy material and other information concerning IFL can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices at 500 West Madison Street, Chicago, Illinois 60661 and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy material and other information concerning IFL also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by IFL under the Exchange Act with the Commission are incorporated herein by reference:

  (1) IFL's Annual Report on Form 10-K for the year ended June 30, 1993.

  (2) IFL's Current Reports on Form 8-K dated July 1, 1993, July 7, 1993, July 16, 1993, as amended on Form 8-K/A filed July 20, 1993, July 29, 1993, August 27, 1993, September 3, 1993, October 12, 1993, November 30, 1993 and January 7, 1994.

  (3) IFL's Quarterly Reports on Form 10-Q for the quarters ended (i) September 30, 1993 and (ii) December 31, 1993.

  (4) The description of IFL's Common Stock and Preferred Share Purchase Rights associated therewith contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, dated June 23, 1989.

  All documents filed by IFL pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or superseded such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  IFL will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be directed to the Corporate Secretary, IMC Fertilizer Group, Inc., 2100 Sanders Road, Northbrook, Illinois 60062, telephone number (708) 272-9200.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information appearing elsewhere in, or incorporated by reference into, this Prospectus. Unless the context otherwise indicates, the term "IFL" refers to IMC Fertilizer Group, Inc. and the term the "Company" includes IMC Fertilizer Group, Inc. and its consolidated subsidiaries, including, subsequent to June 30, 1993, IMC-Agrico Company, the phosphate fertilizer joint venture partnership ("IMC-Agrico" or the "Partnership") with Freeport-McMoRan Resource Partners, Limited Partnership ("FRP") described herein. Unless otherwise specified, references herein to years are to fiscal years ended June 30. All financial and other information contained in, or incorporated by reference into, this Prospectus relating to FRP and its phosphate fertilizer business contributed to the Partnership has been supplied to IFL by FRP or obtained from FRP's reports and other documents filed with the Commission, and neither IFL nor the Underwriters has any independent knowledge of, nor takes any responsibility for, any information regarding FRP or its phosphate fertilizer business contributed to the Partnership contained, or incorporated by reference, herein or therein.

                                  THE COMPANY

  GENERAL. The Company is one of the world's leading suppliers of food-producing crop nutrients to agriculture. The Company is the United States' largest miner of phosphate rock and potash, two basic fertilizer materials, and the largest producer of phosphate chemicals. The Company also produces mixed fertilizer products for retail distribution and, through interests in two joint ventures, produces sulphur and oil & natural gas. The Company believes that it is one of the lower cost North American producers of phosphate rock, phosphate chemicals and potash.

  Phosphorus, contained in phosphate chemicals, potassium, contained in potash, and nitrogen constitute the three major nutrients required for plant growth. Phosphorus plays a key role in the photosynthesis process. Potassium is an important regulator of plants' physiological functions. Nitrogen is an essential element for most organic compounds and plants. These elements are naturally present in soil but need to be replaced through the use of fertilizers as crops exhaust them. There are currently no viable substitutes in the quantities required for phosphate chemicals, potash and nitrogen fertilizers in the development and maintenance of high-yield crops.

  On July 1, 1993, IMC Fertilizer, Inc. ("IMC"), a wholly owned subsidiary of IFL, and FRP entered into a joint venture partnership pursuant to which IMC and FRP contributed their respective phosphate fertilizer businesses to create IMC-Agrico. The activities of IMC-Agrico, which is operated by IMC, include the mining and sale of phosphate rock and the production, distribution and sale of phosphate chemicals, uranium oxide and related products. IMC has a 56.5% interest in the Partnership over the term of the Partnership. For the fiscal year ended June 30, 1993, the assets contributed to the Partnership by IMC and FRP accounted for sales of approximately $1.2 billion and at June 30, 1993, such assets had an aggregate net book value of approximately $1.6 billion. The Partnership is expected to enable the Company to further take advantage of economies of scale, reducing IMC's and FRP's aggregate production costs and selling, general and administrative expenses by at least $95 million per year. The full effect of these anticipated savings is expected to be realized in the second year of operations of IMC-Agrico. See "Business--IMC-Agrico Company."

  In the early fall of 1993, in response to reduced worldwide demand for, and abundant inventories of, phosphate fertilizer products, U.S. phosphate fertilizer producers reduced production levels by approximately 14% from year earlier levels. By the end of calendar 1993, spot prices for diammonium phosphate ("DAP"), a major phosphate fertilizer product, had increased approximately 35% from a low of approximately $100 per short ton (f.o.b. central Florida) during the spring of 1993 and have remained at that level through mid-February 1994. However, there can be no assurance that prices will remain at or increase from current levels.

  Summarized below is a description of the Company's principal products and current operating information.

  PHOSPHATE ROCK. IMC-Agrico is the leading U.S. phosphate rock miner in terms of capacity and output. IMC-Agrico's central Florida phosphate mining operations and production plants produce phosphate rock, which is the primary raw material used in the manufacture of phosphate chemicals. IMC-Agrico sells phosphate rock principally to other fertilizer manufacturers and distributors throughout the world and uses it internally in the production of phosphate chemicals. IMC-Agrico has 31.5 million tons of annual phosphate rock capacity. Product shipments in 1993 by IMC's phosphate rock operations totalled 13.6 million tons. Product shipments in 1993 by FRP's phosphate rock operations totalled 7.9 million tons. For the six months ended December 31, 1993 IMC-Agrico shipped 10.0 million tons of phosphate rock. With permitted reserves of nearly 361 million tons and highly efficient plants, the Company believes that IMC-Agrico is well positioned to remain a leading, long-term world supplier of phosphate rock.

  PHOSPHATE CHEMICALS. IMC-Agrico is the largest U.S. producer of phosphate chemicals. IMC-Agrico's New Wales phosphate chemicals complex in central Florida is the largest phosphate chemicals plant in the world with an estimated annual capacity of 1.76 million P/2/O/5/ tons. Phosphate chemicals are produced by reacting phosphate rock with sulfuric acid and other materials. IMC-Agrico's phosphate chemicals products are marketed worldwide to fertilizer manufacturers, distributors and retailers. In 1993, IMC's phosphate chemicals operations shipped approximately 1.9 million P/2/O/5/ tons of phosphate chemicals. In 1993, FRP's phosphate chemicals operations shipped approximately
2.2 million P/2/O/5/ tons of phosphate chemicals. For the six months ended December 31, 1993 IMC-Agrico shipped approximately 1.7 million P/2/O/5/ tons of phosphate chemicals.

  POTASH. The Company has three mines and refineries in Saskatchewan and New Mexico and is one of the world's largest miners of potash, with a combined capacity of over 5 million tons per year and 1993 shipments of 3.5 million tons. For the six months ended December 31, 1993, the Company shipped approximately 1.3 million tons of potash. The Company's potash products are marketed worldwide to fertilizer manufacturers, distributors and retailers. With reserves of 172 million tons of recoverable ore in New Mexico and 1.5 billion tons of recoverable ore in Saskatchewan, the Company believes that it is well positioned to remain a strong, long-term supplier of potash to world markets.

  OTHER PRODUCTS. The Company manufactures retail fertilizer products which are marketed under the Rainbow(R) brand name primarily in the southeastern United States. The Company has a 25% participation interest in a joint venture which in 1989 discovered proved and probable sulphur reserves totalling 67 million long tons at Main Pass Block 299 ("Main Pass") in the Gulf of Mexico. By the end of calendar 1993, Main Pass achieved full design operating rates of 5,500 long tons per day (approximately 2.0 million long tons per year, or approximately 500,000 long tons net to IMC) and has since sustained production at or above that level. The Company will use its share of the sulphur to satisfy a portion of its obligations under the sulphur agreements relating to the Partnership.

  During the exploration for sulphur at Main Pass, the joint venture also discovered oil & natural gas reserves, and in June 1990 the joint venture partners acquired the rights to such reserves. A related joint venture began producing natural gas in October 1991 and oil in November 1991. It is currently estimated that the field contains proved and probable reserves of 20.8 million barrels of oil and 2.5 billion cubic feet of natural gas. Through December 31, 1993, 17.9 million barrels of oil and 2.5 billion cubic feet of natural gas have been produced by the related joint venture.

  The Company's products are commodities that are generally available from other sources, and the Company competes primarily on the basis of price. The Company's strategy focuses on maintaining its worldwide and domestic position as a leading fertilizer producer and supplier through competitive production costs, extensive customer service and efficient distribution and transportation. The Partnership is expected to enable the Company to further take advantage of economies of scale, reducing IMC's and FRP's aggregate production costs and selling, general and administrative expenses by at least $95 million per year. The full effect of these anticipated savings is expected to be realized in the second year of operations of IMC-Agrico.

                                  THE OFFERING

Common Stock offered in the U.S. Of-
 fering.............................   3,200,000 shares(1)
Common Stock offered in the Interna-     800,000 shares(1)
 tional Offering....................  -----------------
    Total...........................   4,000,000 shares
Common Stock to be outstanding after
 the Offering.......................  29,574,692 shares(1)
Use of Proceeds.....................  Substantially all of the net proceeds from the Offering will be used to reduce long-
                                      term indebtedness of the Company. See "Use
                                      of Proceeds."
NYSE symbol.........................  IFL

- --------
(1) Excludes 480,000 and 120,000 shares of Common Stock, respectively, subject to the Underwriters' over-allotment options.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The following summary consolidated financial information (excluding Operating
Data) of the Company with respect to each of the years in the five-year period ended June 30, 1993, is derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the years in the three-year period ended June 30, 1993 (the "Consolidated Financial Statements") appear elsewhere in this Prospectus. Such consolidated financial statements have been audited by Ernst & Young, independent auditors. The following summary consolidated financial information (excluding Operating
Data) as of and for each of the six-month periods ended December 31, 1993 and 1992 has been derived from the unaudited interim consolidated financial statements of the Company which appear elsewhere in this Prospectus and, in the opinion of management, reflect all adjustments (consisting only of normally recurring accruals) necessary for a fair presentation of the results of such periods. The results of operations for any interim period are not necessarily indicative of results for a full year.

                             FOR THE SIX
                            MONTHS ENDED
                            DECEMBER 31,              FOR THE YEARS ENDED JUNE 30,
                          ------------------  -----------------------------------------------
                          1993(7)     1992      1993      1992      1991     1990      1989
                          --------  --------  --------  --------  -------- --------  --------
                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $  595.4  $  418.4  $  897.1  $1,058.5  $1,131.2 $1,105.7  $1,221.7
Gross margins...........      41.2      81.6     124.9     229.5     240.9    230.0     335.7
Operating earnings
 (loss) (1).............      21.3      61.6    (129.7)    191.4     196.0    171.0     257.2
Interest earned and
 other non-operating
 (income) and expense,
 net(2).................      23.8       2.9       2.8       5.5       2.1     (3.9)    (11.0)
Interest charges........      42.8      20.7      44.8      44.5      41.1     47.3      53.3
                          --------  --------  --------  --------  -------- --------  --------
Earnings (loss) before
 minority interest and
 items noted below......     (45.3)     38.0    (177.3)    141.4     152.8    127.6     214.9
Minority interest.......       5.3       --        --        --        --       --        --
                          --------  --------  --------  --------  -------- --------  --------
Earnings (loss) before
 items noted below......     (50.6)     38.0    (177.3)    141.4     152.8    127.6     214.9
Provision (credit) for
 income taxes(3)........     (24.5)     16.5     (57.3)     50.5      57.0     45.0      77.6
                          --------  --------  --------  --------  -------- --------  --------
Earnings (loss) before
 extraordinary item and
 cumulative effect of
 accounting changes.....     (26.1)     21.5    (120.0)     90.9      95.8     82.6     137.3
Extraordinary loss-debt
 retirement(4)..........     (23.8)      --        --        --        --       --        --
Cumulative effect on
 prior years of changes
 in accounting for
 postretirement benefits
 other than pensions
 (net of income taxes)
 in 1993 and income
 taxes in 1992..........       --      (47.1)    (47.1)   (165.5)      --       --        --
                          --------  --------  --------  --------  -------- --------  --------
Net earnings (loss).....  $  (49.9) $  (25.6) $ (167.1) $  (74.6) $   95.8 $   82.6  $  137.3
                          ========  ========  ========  ========  ======== ========  ========
Earnings (loss) per
 share:
Earnings (loss) before
 extraordinary item and
 cumulative effect of
 accounting changes.....  $  (1.11) $    .97  $  (5.44) $   4.12  $   3.85 $   3.13  $   5.27
Extraordinary loss-debt
 retirement.............     (1.01)      --        --        --        --       --        --
Cumulative effect on
 prior years of changes
 in
 accounting.............       --      (2.13)    (2.13)    (7.50)
                          --------  --------  --------  --------  -------- --------  --------
Net earnings (loss).....  $  (2.12) $  (1.16) $  (7.57) $  (3.38) $   3.85 $   3.13  $   5.27
                          ========  ========  ========  ========  ======== ========  ========
Weighted average number
 of shares and equiva-
 lent
 shares outstanding.....      23.5      22.1      22.1      22.1      24.9     26.4      26.0
                          ========  ========  ========  ========  ======== ========  ========
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working capital(5)......  $  350.1  $ (191.2) $  195.1  $   80.2  $   48.1 $   33.9  $  124.2
Total assets............   2,826.3   1,904.4   2,055.6   1,838.4   1,739.3  1,584.7   1,677.9
Total debt..............     894.0     703.9     926.7     642.8     630.6    406.5     561.8
Total shareholders' eq-
 uity...................     493.7     577.9     430.4     615.4     698.6    819.7     765.3
OTHER FINANCIAL DATA:
Capital expenditures(6).  $   12.5  $   75.3  $  106.1  $  177.7  $  168.5 $   94.3  $  160.5
Capitalized interest....        .4       9.4      19.4      19.2      10.4      2.2        .5
Depreciation, depletion
 and amortization.......      54.0      31.9      61.5      83.3      90.2     92.5      99.7

                               FOR THE SIX
                              MONTHS ENDED
                              DECEMBER 31,     FOR THE YEARS ENDED JUNE 30,
                              ------------- ----------------------------------
                               1993   1992   1993   1992   1991   1990   1989
                              ------ ------ ------ ------ ------ ------ ------
                                        (IN MILLIONS, EXCEPT PRICES)
OPERATING DATA:
Phosphate rock:
  External sales (tons)......    4.6    3.9    7.3    8.7    9.9   11.4   11.1
  Internal consumption
   (tons)....................    5.4    3.1    6.3    6.2    6.3    6.0    5.4
  Average price per ton......    $20    $23    $23    $23    $23    $22    $21
Phosphate chemicals:
  Sales (P/2/O/5/ tons)......    1.6     .8    1.9    1.7    1.7    1.6    1.6
  Average price per product
   ton.......................   $110   $109   $102   $122   $133   $121   $144
Potash:
  Sales (tons)...............    1.2    1.5    3.2    3.2    3.3    3.1    3.4
  Average price per ton......    $68    $72    $68    $69    $70    $68    $74
Reserves (tons at end of pe-
 riod):
  Phosphate rock.............    361    292    283    299    295    304    320
  Potash:
    Saskatchewan.............  1,514  1,642  1,517  1,646  1,327  1,317  1,279
    New Mexico...............    172    179    176    183    180    186    191
                              ------ ------ ------ ------ ------ ------ ------
      Total potash reserves..  1,686  1,821  1,693  1,829  1,507  1,503  1,470

- --------
(1) In 1993, nonrecurring items included charges of $169.1 million relating to the settlement of litigation resulting from the May 1991 explosion at a facility managed by a subsidiary of IFL in Sterlington, Louisiana, $32.4 million from the settlement of a claim relating to losses arising out of a water inflow at one of the Company's potash mines in Canada, and $3.0 million from the settlement of an environmental issue. The six months ended December 31, 1992 and year ended June 30, 1993 also included a gain of $8.1 million from the resolution of a contract dispute with a major uranium oxide customer. In 1992, nonrecurring items included a gain of $34.2 million from the sale of the Company's Sterlington, Louisiana ammonia production facility and a charge of $5.3 million resulting from the temporary shutdown and mothballing of the Company's uranium production facilities. Included in 1991 was a nonrecurring gain of $17.9 million from the sale of certain potash reserve interests to the U.S. government. In 1990, nonrecurring items included a gain of $6.1 million from the sale of such reserve interests and a charge of $4.6 million for an increase in a plant decommissioning reserve. Included in 1989 was a nonrecurring charge of $7.1 million from the announced shut-down of a production facility.
(2) The six months ended December 31, 1993 included a charge of $20.3 million for the writedown of the Company's investment in an oil and gas joint venture due to the current low price of crude oil.
(3) For the six months ended December 31, 1993, the provision (credit) for income taxes included a charge of $4.1 million for an adjustment to the Company's net deferred tax liability for the effect of changes in U.S. corporate tax rates.
(4) In October 1993, the Company completed its purchase of $220 million principal amount of IMC's 11.25% notes (the "Installment Notes") from The Prudential Insurance Company of America ("Prudential") for $248.1 million. The Installment Notes originally were scheduled to be due in annual installments from 1995 to 2004. In connection with this purchase, the Company recorded an extraordinary loss of $23.8 million for the redemption premium incurred on the Installment Notes and the write-off of previously deferred finance charges associated with the Installment Notes, net of income taxes.
(5) In January 1990, the Company sold a $50 million undivided interest in designated receivables, subject to limited recourse provisions, under an agreement originally extending to 1995. On June 30, 1993, the Company repurchased its receivable interests previously sold and cancelled the agreement.

(6) Capital expenditures includes capitalized interest.
(7) On July 1, 1993, IMC and FRP entered into the joint venture Partnership to which both companies contributed their respective phosphate fertilizer businesses to create IMC-Agrico Company, a Delaware general partnership. The Partnership's results of operations for the six months ended December 31, 1993 were consolidated with those of the Company, and FRP's 43.5 percent interest in the Partnership was included in the Company's statement of operations as minority interest. The Company's unaudited pro forma results for the six months ended December 31, 1992, giving effect to formation of the Partnership as if the formation occurred on July 1, 1992, were as follows (in millions, except per share amounts):

      Sales............................................................ $710.5
      Earnings (loss) before cumulative effect of accounting change.... $  6.3
      Cumulative effect of accounting change...........................  (47.1)
                                                                        -------
      Net loss......................................................... $(40.8)
                                                                        =======
      Net loss per share............................................... $ (1.85)

                           INVESTMENT CONSIDERATIONS

  In addition to the other information contained in, or incorporated by reference into, this Prospectus, prospective investors should consider carefully the following factors before investing in the Shares.

GENERAL FACTORS AFFECTING THE COMPANY'S BUSINESS

  The Company's results of operations historically have reflected the effects of several external factors which are beyond the Company's control and have produced significant downward and upward swings in the Company's operating results. See "Selected Consolidated Financial Information." The Company's revenues are highly dependent upon conditions in the domestic agriculture industry and can be affected by crop failure, changes in agricultural production practices and agricultural policies, and weather. With an average of approximately 71% of its revenues coming from the domestic agricultural market over the past five years, the Company's results of operations are significantly affected by the agricultural market in the United States--especially prices and acreage for corn, wheat and soybeans. Furthermore, because of the high percentage of its revenues coming from domestic sales, the Company's fertilizer business is seasonal to the extent U.S. farmers and agricultural enterprises purchase more fertilizer products during the spring and fall.

  In addition, the Company's revenues are also been dependent upon the international market for fertilizers. Over the past five years, the Company has obtained approximately 29% of its revenues from exports from the United States and Canada. Accordingly, the Company's results of operations can also be affected by other factors beyond its control such as the relative value of the U.S. dollar and its impact upon costs to the importers of fertilizer; foreign agricultural policies; the existence of, or changes in, import or foreign exchange barriers in certain foreign markets; changes in relative currency values in, and the foreign exchange demands of, such countries as Morocco and Jordan which produce phosphate rock; expropriation and other economic, political and regulatory policies of local governments; and the laws and policies of the United States affecting foreign trade and investment.

  The Company's products are commodities that are available from other sources, and the marketplace in which these products are sold, both domestic and foreign, is highly competitive. Apart from competitive pricing, the Company's principal method of competition is in service to customers. See "Business-- Fertilizer Industry Overview" for an overview of the world fertilizer industries in which the Company operates.

  The Company is subject to various environmental laws of federal and local governments in the United States and Canada. Although significant capital expenditures and operating costs have been incurred and will continue to be incurred on account of these laws and regulations, the Company does not believe they have had or will have a material adverse effect on its business. However, the Company cannot predict the impact of new or changed laws or regulations. Moreover, while the Company believes it operates professionally and prudently, and historically it has not encountered situations involving material environmental problems, its business inherently exposes it to risks such as the potential for escape of toxic gases into the atmosphere, waste water or rain water run-off from open mines, or the disposal of waste products from mining or manufacturing. These or similar problems could cause injury to third parties or require substantial expenditures to restore the areas on and around the Company's properties.

  The Company is the subject from time to time of investigations relating to enforcement of various federal, state and provincial laws and regulations by environmental authorities relating to properties the Company owns or has owned and disposal of wastes. Although there can be no assurance in this regard, the Company believes that none of the current investigations, individually or collectively, will have a material adverse effect on the Company. See "Business--Environmental Matters."

CURRENT INDUSTRY AND COMPANY CONDITIONS

  Worldwide fertilizer consumption has declined in the last four years due primarily to a reduction in fertilizer use in the former Soviet Union (the "FSU") and Eastern Europe, where fertilizer consumption has declined by an amount approximating the annual fertilizer use in the United States. U.S. fertilizer producers have seen a decline in demand primarily as a result of a weakening export market. Specifically, exports of diammonium phosphate ("DAP") dropped significantly. The decline resulted from sharp cutbacks in fertilizer imports by China and India, the two largest fertilizer importers in the world. In China, DAP imports from the United States, after six years of rapid growth, were off 50% in 1993 from 1992 levels. In India, 1993 DAP imports also fell 50% from 1992 levels. These reductions in demand were not met with corresponding cutbacks in production, resulting in oversupply and reduced prices. Prices for some products fell to their lowest levels in approximately 20 years. In the early fall of 1993, U.S. phosphate producers reduced production by approximately 14% from year earlier levels. By the end of calendar 1993, spot prices for DAP had increased approximately 35% from a low of approximately $100 per short ton (f.o.b. central Florida) during the spring of 1993 and have remained at that level through mid-February 1994. However, there can be no assurance that prices will remain at or increase from current levels. See "Business--Fertilizer Industry Overview."

  The weakness in the phosphate fertilizer market combined with high inventories in July 1993 prompted IMC-Agrico to idle its Taft, Louisiana production facility and reduce production at other of its phosphate production facilities. Subsequently, in order to meet increased demand, IMC-Agrico has steadily increased production at its operating plants and, in anticipation of stronger second-half demand, particularly in North America, in mid-December IMC-Agrico reopened the Taft facility. IMC-Agrico's phosphate chemical production is currently at approximately 90% of capacity with only the Nichols, Florida DAP facility remaining idle.

LEVERAGE AND LIQUIDITY

  The Company is highly leveraged; the ratio of the Company's consolidated indebtedness to total consolidated capitalization at December 31, 1993 was 64.4%. See "Use of Proceeds" and "Capitalization." The Company's high degree of leverage will have important consequences to holders of the Shares, including the following: (i) a substantial portion of the Company's cash flow from operations will be required to be dedicated to debt service obligations; and
(ii) the Company may be more highly leveraged than other companies with which it competes, which may place it at a competitive disadvantage. If, and to the extent, the Company requires additional financing in the future for working capital, capital expenditures or other purposes, the Company's high degree of leverage may impair its ability to obtain such additional financing.

  The ongoing ability of the Company to meet its debt service and other obligations, including compliance with covenants in its debt instruments, will be dependent upon the future performance of the Company which will be subject to financial, business and other factors, certain of which are beyond its control, such as prevailing economic and industry conditions and prices for the Company's products. The Company anticipates that its cash flow together with available borrowings will be sufficient to meet its operating expenses and service its debt requirements as they become due. See "Current Industry and Company Conditions" above, "Restrictions in Financing Agreements" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

CANADIAN POTASH OPERATIONS

  The Company's two interconnected potash mines in Saskatchewan are owned and operated by International Minerals & Chemical Corporation (Canada) Limited ("IMC-Canada"), a wholly owned subsidiary of IFL. A water inflow at the mines has continued in greater or lesser degree since December 1985. As a result, IMC-Canada has suffered property damage and business interruption losses and has been forced to install substantial pumping capacity and to undertake other substantial remedial efforts to stop the flooding and save the mine. IMC-Canada has significantly reduced the inflow since the initial discovery and has been able to meet all sales obligations and requirements to date from production at the mines. Remedial efforts are ongoing, with C$377 million having been expended through December 31, 1993, including contributions of C$81.3 million by Potash Corporation of Saskatchewan ("PCS"), for which IMC-Canada mines and refines potash. Total expenditures were approximately C$33 million in 1993 and are estimated to be C$25 million in 1994. There can be no assurance that the amounts required for remedial efforts in future years will not increase or that inflows will not increase to a level which would cause the Company to abandon the mine. The Company does not presently have in place, nor can it reasonably obtain, any insurance to cover damage to its underground potash operations.

  Any attempts to solve the water inflow situation at the mines could result in additional substantial expenditures and there can be no assurance that the Company will have sufficient funds to make such expenditures.

STERLINGTON LITIGATION

  In May 1991, an explosion occurred at a nitroparaffins plant (the "NP Plant") in Sterlington, Louisiana, owned by Angus Chemical Company ("Angus") and operated by IMC pursuant to a management agreement with Angus. As a result of the explosion, the Company was involved in numerous lawsuits in Texas and Louisiana for property damage and personal injuries allegedly suffered by individuals. The Company agreed in February 1993 to pay $32.7 million to settle all personal injury claims in the Texas litigation arising out of the explosion. Approximately 240 personal injury lawsuits, however, remain unresolved in Louisiana courts. The Company has established a reserve to cover the estimated cost of resolving the remaining Louisiana litigation. Such reserve was calculated based upon the advice of the Company's risk management department, its broker's claims department and outside counsel. Such advice was based upon Angus' experience settling over 1,600 Louisiana bodily injury and/or property damage claims, the nature of the injuries alleged by non-IMC employees, the advice that, under Louisiana law, workers compensation should be the exclusive remedy available to injured IMC employees and the experience of Louisiana counsel and of Louisiana claims adjusters in settling claims in the judicial district in which the claims are pending. In addition, in the Texas litigation Angus and its insurer, Industrial Risk Insurer ("IRI"), had made claims against the Company for the cost of rebuilding the NP Plant, for business interruption losses allegedly suffered as a result of the explosion and for punitive damages. On April 1, 1993, IFL and IMC reached a settlement with Angus and IRI intended to resolve all claims and litigation among the parties arising out of the explosion, except third party claims against Angus in Louisiana or elsewhere. Under the terms of the settlement of the Texas litigation, IFL and IMC agreed to the entry of a judgment in favor of Angus and IRI in the amount of $220 million that will be satisfied in full by the payment of $180 million in installments on or before June 30, 1996, plus interest on the unpaid balance. Upon failure of IFL and IMC to pay any installment when due or upon certain defaults under other of IFL's or IMC's debt instruments, Angus and IRI would be entitled to require accelerated payment of the unpaid balance of the full $220 million judgment. Of the $180 million to be paid to Angus and IRI, $100 million was paid in installments through December 31, 1993. The Company recorded a charge to operating earnings in the quarter ending March 31, 1993, related to the matters discussed above, net of insurance recoveries and legal fees, of $169.1 million. See "Description of Indebtedness--Angus/IRI Indebtedness" for a discussion of certain terms of the indebtedness to Angus and IRI.

  The Company is pursuing additional recoveries from its insurance carriers. The Company has received funds from three of its excess general liability insurers and has reached a complete settlement with one of them and a partial settlement with another. The third of these insurers has paid its policy limits, but the Company has filed a lawsuit in Texas attempting to recover additional amounts. The Company to date has received $85.7 million from these three insurers and, under the terms of the partial settlement, is seeking to recover additional amounts in arbitration from one excess insurer. The Company's property insurance also might provide coverage for property damage claims of Angus and IRI to the extent that the Company is unsuccessful in recovering such additional amounts. The Company's property insurer has been put on notice of a potential claim, for property damage claims by Angus or IRI, under that policy; to date that insurer has neither confirmed nor denied coverage. The excess insurers have not denied coverage for personal injury or property damage claims by parties other than Angus or IRI.

  On April 22, 1993, Angus filed a lawsuit in Louisiana naming IFL and IMC and certain of their insurers as defendants and seeking damages allegedly in addition to those settled in the Texas litigation. The Company has been informed by counsel to Angus that the alleged damages relate to (i) direct action claims against two of the Company's insurers, with one of which the Company has agreed to an indemnity provision which such insurer might assert requires IFL and IMC to indemnify such insurer, (ii) third-party claims against Angus and (iii) sums already paid by Angus to third parties. With respect to the potential impact on the Company of the direct action claims against its insurers and the claims for sums already paid by Angus to third parties, the Company believes that there are substantial defenses and the Company believes that, in any event, the Company's exposure, if any, for such direct action claims is approximately $30 million. This amount represents the difference between the policy limits of one of the Company's excess liability policies and the amount paid to the Company by the insurer under such policy. In connection with settling the Company's insurance coverage dispute with such insurer, IFL and IMC agreed to an indemnity provision which such insurer might assert requires IFL and IMC to indemnify such insurer for any amounts in excess of the settlement amount. The Company has not had the opportunity to analyze fully any specific damage claims which might be made by Angus in such new lawsuit, or to make a definitive judgment as to potential liability exposure, if any. However, on August 26, 1993 the Company filed in Texas a lawsuit seeking a declaration that the direct action claims against the Company's insurers and the claims for sums already paid by Angus to third parties (items (i) and (iii), respectively, above) were disposed of in the settlement of the Texas litigation. Angus has filed a motion for partial summary judgment and a counterclaim in this Texas lawsuit. The Company has also filed a motion for summary judgment. The trial judge has heard arguments on both motions but has not yet issued a ruling as to either.

POTASH ANTITRUST LITIGATION

  The Company has been named as a defendant, along with other Canadian and U.S. potash producers, in a number of class action antitrust lawsuits filed in 1993 in courts in several states. These lawsuits have now been consolidated in Federal Court in Minnesota. The plaintiffs are purchasers of potash who allege a price fixing conspiracy among North American potash producers beginning in 1987 and continuing until the filing of the complaints. Upon motion of the defendants, the court has disqualified many of the plaintiff law firms on the grounds that they received information used in the litigation from the former general counsel of one of the defendants, in violation of his obligation to his client. The disqualified law firms asked the 8th Circuit Court of Appeals to hear an appeal on this decision but this request was refused. While the Company believes that the allegations in the complaints are without merit, until discovery is completed, the Company is unable to make a reliable determination as to any potential liability exposure.

  The Company has also received a subpoena issued by a Federal grand jury sitting in Cleveland, Ohio, seeking various documents relating to the sale of potash in the United States from 1986 to the present. The Company is cooperating with the government in this investigation and is assembling the documents to be produced. As in the civil matter described above, while the Company does not believe that violations of the antitrust laws have occurred, the Company is unable to predict the outcome of this investigation or to make a reliable determination as to any potential exposure.

DIVIDEND SUSPENSION; RESTRICTIONS ON THE PAYMENT OF DIVIDENDS

  In April 1993, the Company's Board of Directors voted to suspend cash dividend payments on the Common Stock. This action was taken in light of the financial demands of the then recent litigation settlement and the continued weakness in fertilizer prices.

  IMC's revolving credit facility (the "IMC Working Capital Facility"), the indentures (the "Senior Note Indentures") governing the Company's 9 1/4% Senior Notes due 2000 (the "Seven-Year Notes"), 10 1/8% Senior Notes due 2001 (the "Eight-Year Notes"), 10 3/4% Senior Notes due 2003 (the "Ten-Year Notes," and, together with the Eight-Year Notes, the "Senior Notes") and the Amended IRB Guaranty (as defined below) contain provisions which limit IFL's ability to pay dividends on the Common Stock. The most restrictive of these provisions limits the amount of dividends payable by IFL to 25% of the cumulative net income of the Company earned subsequent to June 30, 1993. The Company reported a net loss for the first six months of 1994 of $49.9 million. As a result, IFL is currently precluded from paying cash dividends. See

"Current Industry and Company Conditions" above. At such time as the Company is no longer precluded from paying cash dividends, the payment of such dividends will depend on the Company's capital requirements, earnings, financial condition and such other factors as the Board of Directors deems relevant at that time.

RESTRICTIONS IN FINANCING AGREEMENTS

  The Senior Note Indentures and the amended guaranty of IFL with respect to the IRBs (the "Amended IRB Guaranty") contain provisions which limit, among other things: (i) the incurrence of additional debt by IFL and its subsidiaries, (ii) the payment of dividends on and redemptions of capital stock by IFL and its subsidiaries, (iii) transactions with affiliates, (iv) the creation of liens and (v) sale and leaseback transactions. The Senior Note Indentures and the Amended IRB Guaranty also restrict IFL's ability to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another person. See "Description of Indebtedness."

  The IMC Working Capital Facility contains provisions which, among other things: (i) limit the use of proceeds from the sale of assets, (ii) limit the payment of dividends by IFL and by IMC to IFL, (iii) limit capital expenditures by IFL and its subsidiaries, including the Partnership, (iv) limit the creation of liens, (v) require the Company to maintain a minimum tangible net worth,
(vi) require the Company to maintain a minimum interest coverage ratio, (vii) require the Company to maintain a minimum fixed charge coverage ratio and
(viii) require the Company to maintain its debt to capitalization ratio below certain levels. See "Description of Indebtedness--IMC Working Capital Facility."

  The Partnership Working Capital Facility (as defined below) has minimum net Partners' capital, fixed charge and current ratio requirements, places limitations on indebtedness of the Partnership and restricts the Partnership's ability to make Restricted Payments (as defined) to the Partners in excess of Distributable Cash (as defined below) or in the event of a default under the Partnership Working Capital Facility. See "Description of Indebtedness-- Partnership Working Capital Facility."

  The Senior Note Indentures and the indenture governing IFL's 6.25% Convertible Subordinated Notes due 2001 (the "Convertible Subordinated Notes") each contain a provision which gives each holder of such securities the right to require IFL, in the event of a Change of Control (as defined), to make an offer to purchase the Senior Notes, the Seven-Year Notes and the Convertible Subordinated Notes. Such Change of Control provisions are not waivable by the Company. Subject to the limitations described under "Description of Indebtedness," IFL could, in the future, enter into certain transactions, including certain recapitalizations of IFL, that would not constitute a Change of Control for purposes of these provisions but would increase the amount of indebtedness outstanding at such time. Moreover, if a Change of Control were to occur, there can be no assurance that IFL would have sufficient funds to purchase the Senior Notes, the Seven-Year Notes or the Convertible Subordinated Notes. As of the date of this Prospectus, IFL would not have sufficient funds available to purchase all of the outstanding Senior Notes, Seven-Year Notes and Convertible Subordinated Notes, following a Change of Control. In the event that IFL were required to repurchase any of such securities as a result of a Change of Control, IFL expects that it would need to seek third-party financing to the extent it does not have available funds to meet its repurchase obligations. However, there can be no assurance that IFL would be able to obtain such financing. In addition, IFL's ability to repurchase such securities may be limited by other then-existing borrowing agreements or the Partnership Agreement. Failure by IFL to purchase such securities when required by a Change of Control would result in defaults with respect to such securities. See "Description of Indebtedness."

  In addition, pursuant to the terms of the Partnership Agreement relating to the Partnership, upon the occurrence of certain events relating to IFL or IMC (certain of which could also constitute a Change of Control under the terms of the Senior Notes, the Seven-Year Notes and the Convertible Subordinated Notes, entitling the holders thereof to require the Company to repurchase their respective securities), FRP may have the right to sell its partnership interest in the Partnership to IMC or the Partnership. See "Business--IMC-Agrico Company--Transfer or Encumbrance of Partnership Interests" and "Description of Indebtedness."

  The ability of the Company to comply with these or other covenants in such agreements will be dependent upon the future operating results of the Company, which may be affected by factors beyond its control. Any failure of the Company to comply with such covenants could result in a default thereunder, which in turn would result in the inability to borrow additional amounts under the IMC Working Capital Facility and could cause the defaulted indebtedness (and by reason of cross-default provisions, other indebtedness) to be declared immediately due and payable. The ability of the Company to comply with these provisions may be affected by events beyond its control.

CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of IFL's Restated Certificate of Incorporation, By-laws and preferred share purchase rights as well as certain provisions of the Delaware General Corporation Law (the "DGCL") could inhibit changes in control of IFL not approved by the Board of Directors of IFL. The Board of Directors of IFL may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock, and which could, among other things, have the effect of delaying, deferring or preventing a change of control of IFL.

  See "Description of Capital Stock--Common Stock--Certain Provisions of the Restated Certificate of Incorporation and By-laws", "--Section 203" and "-- Rights Plan" for a more detailed description of the foregoing matters.

                                  THE COMPANY

  GENERAL. The Company is one of the world's leading suppliers of food-producing crop nutrients to agriculture. The Company is the United States' largest miner of phosphate rock and potash, two basic fertilizer materials, and the largest producer of phosphate chemicals. The Company also produces mixed fertilizer products for retail distribution and, through interests in two joint ventures, produces sulphur and oil & natural gas. The Company believes that it is one of the lower cost North American producers of phosphate rock, phosphate chemicals and potash.

  Phosphorus, contained in phosphate chemicals, potassium, contained in potash, and nitrogen constitute the three major nutrients required for plant growth. Phosphorus plays a key role in the photosynthesis process. Potassium is an important regulator of plants' physiological functions. Nitrogen is an essential element for most organic compounds and plants. These elements are naturally present in soil but need to be replaced through the use of fertilizers as crops exhaust them. There are currently no viable substitutes in the quantities required for phosphate chemicals, potash and nitrogen fertilizers in the development and maintenance of high-yield crops.

  On July 1, 1993, IMC and FRP entered into a joint venture partnership pursuant to which IMC and FRP contributed their respective phosphate fertilizer businesses to create IMC-Agrico. The activities of IMC-Agrico, which is operated by IMC, include the mining and sale of phosphate rock and the production, distribution and sale of phosphate chemicals, uranium oxide and related products. IMC has a 56.5% interest in the Partnership over the term of the Partnership. For the fiscal year ended June 30, 1993, the assets contributed to the Partnership by IMC and FRP accounted for sales of approximately $1.2 billion and at June 30, 1993, such assets had an aggregate net book value of approximately $1.6 billion. The Partnership is expected to enable the Company to further take advantage of economies of scale, reducing IMC's and FRP's aggregate production costs and selling, general and administrative expenses by at least $95 million per year. The full effect of these anticipated savings is expected to be realized in the second year of operations of IMC-Agrico. See "Business--IMC-Agrico Company."

  In the early fall of 1993, in response to reduced worldwide demand for, and abundant inventories of, phosphate fertilizer products, U.S. phosphate fertilizer producers reduced production levels by approximately

14% from year earlier levels. By the end of calendar 1993, spot prices for DAP had increased approximately 35% from a low of approximately $100 per short ton (f.o.b. central Florida) during the spring of 1993 and have remained at that level through mid-February 1994. However, there can be no assurance that prices will remain at or increase from current levels.

  Summarized below is a description of the Company's principal products and current operating information.

  PHOSPHATE ROCK. IMC-Agrico is the leading U.S. phosphate rock miner in terms of capacity and output. IMC-Agrico's central Florida phosphate mining operations and production plants produce phosphate rock, which is the primary raw material used in the manufacture of phosphate chemicals. IMC-Agrico sells phosphate rock principally to other fertilizer manufacturers and distributors throughout the world and uses it internally in the production of phosphate chemicals. IMC-Agrico has 31.5 million tons of annual phosphate rock capacity. Product shipments in 1993 by IMC's phosphate rock operations totalled 13.6 million tons. Product shipments in 1993 by FRP's phosphate rock operations totalled 7.9 million tons. For the six months ended December 31, 1993 IMC-Agrico shipped 10.0 million tons of phosphate rock. With permitted reserves of nearly 361 million tons and highly efficient plants, the Company believes that IMC-Agrico is well positioned to remain a leading, long-term world supplier of phosphate rock.

  PHOSPHATE CHEMICALS. IMC-Agrico is the largest U.S. producer of phosphate chemicals. IMC-Agrico's New Wales phosphate chemicals complex in central Florida is the largest phosphate chemicals plant in the world with an estimated annual capacity of 1.76 million P/2/O/5/ tons. Phosphate chemicals are produced by reacting phosphate rock with sulfuric acid and other materials. IMC-Agrico's phosphate chemicals products are marketed worldwide to fertilizer manufacturers, distributors and retailers. In 1993, IMC's phosphate chemicals operations shipped approximately 1.9 million P/2/O/5/ tons of phosphate chemicals. In 1993, FRP's phosphate chemicals operations shipped approximately
2.2 million P/2/O/5/ tons of phosphate chemicals. For the six months ended December 31, 1993 IMC-Agrico shipped approximately 1.7 million tons of phosphate chemicals.

  POTASH. The Company has three mines and refineries in Saskatchewan and New Mexico and is one of the world's largest miners of potash, with a combined capacity of over 5 million tons per year and 1993 shipments of 3.5 million tons. For the six months ended December 31, 1993, the Company shipped approximately 1.3 million tons of potash. The Company's potash products are marketed worldwide to fertilizer manufacturers, distributors and retailers. With reserves of 172 million tons of recoverable ore in New Mexico and 1.5 billion tons of recoverable ore in Saskatchewan, the Company believes that it is well positioned to remain a strong, long-term supplier of potash to world markets.

  OTHER PRODUCTS. The Company manufactures retail fertilizer products which are marketed under the Rainbow brand name primarily in the southeastern United States. The Company has a 25% participation interest in a joint venture which in 1989 discovered proved and probable sulphur reserves totalling 67 million long tons at Main Pass in the Gulf of Mexico. By the end of calendar 1993, Main Pass achieved full design operating rates of 5,500 long tons per day (approximately 2.0 million long tons per year, or approximately 500,000 long tons net to IMC) and has since sustained production at or above that level. The Company will use its share of the sulphur to satisfy a portion of its obligations under the sulphur agreements relating to the Partnership.

  During the exploration for sulphur at Main Pass, the joint venture also discovered oil & natural gas reserves, and in June 1990 the joint venture partners acquired the rights to such reserves. A related joint venture began producing natural gas in October 1991 and oil in November 1991. It is currently estimated that the field contains proved and probable reserves of 20.8 million barrels of oil and 2.5 billion cubic feet of natural gas. Through December 31, 1993, 17.9 million barrels of oil and 2.5 billion cubic feet of natural gas have been produced by the related joint venture.

  The Company's products are commodities that are generally available from other sources, and the Company competes primarily on the basis of price. The Company's strategy focuses on maintaining its worldwide and domestic position as a leading fertilizer producer and supplier through competitive production costs, extensive customer service and efficient distribution and transportation. The Partnership is expected to enable the Company to further take advantage of economies of scale, reducing IMC's and FRP's aggregate production costs and selling, general and administrative expenses by at least $95 million per year. The full effect of these anticipated savings is expected to be realized in the second year of operations of IMC-Agrico.

                                USE OF PROCEEDS

  The net proceeds to be received by IFL from the sale of the shares of Common Stock offered hereby, after deducting estimated offering expenses payable by IFL and the underwriting discounts and commissions, are expected to be approximately $183.6 million (assuming a price to public of $48). IFL intends to use substantially all of such net proceeds to reduce long-term indebtedness of IFL or its subsidiaries. The specific issues of long-term indebtedness to be reduced will be determined based upon market and other conditions at the time of the consummation of the Offering or thereafter. Such reduction of long-term indebtedness will require the payment of a premium above par value on at least a portion of such indebtedness, resulting in an extraordinary charge to results of operations in the period in which such indebtedness is reduced. The amount of any such premium and the resulting charge depends upon the specific indebtedness so reduced. See "Description of Indebtedness." Pending application of the net proceeds from the Offering as described herein, such net proceeds may be invested in short-term investments.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is traded on the NYSE and the Chicago Stock Exchange under the symbol "IFL." As of February 22, 1994, IFL had 25,574,692 shares of Common Stock outstanding. See "Description of Capital Stock--Common Stock" for a description of the Common Stock offered hereby. The following table sets forth the high and low sales prices for the Common Stock as reported on the NYSE Composite Tape and the cash dividends paid for the periods indicated.

                                                         PRICE RANGE
                                                       ---------------   CASH
      FISCAL YEAR                                       HIGH     LOW   DIVIDENDS
      -----------                                      ------- ------- ---------
      1992
        First Quarter................................. $ 60    $44 7/8   $.27
        Second Quarter................................  57 1/2  45 3/8    .27
        Third Quarter.................................  68      51 5/8    .27
        Fourth Quarter................................  54 1/8  42 3/8    .27
      1993
        First Quarter.................................  45 7/8  37 1/2    .27
        Second Quarter................................  45 3/8  37 1/4    .27
        Third Quarter.................................  45 5/8  31        .27
        Fourth Quarter (1)............................  36 5/8  24 3/8    --
      1994
        First Quarter.................................  34 1/4  26        --
        Second Quarter................................  47 1/4  33        --
        Third Quarter (through February 22, 1994).....  49 1/4  42 1/2    --

- --------
(1) In April 1993, the Company's Board of Directors voted to suspend cash dividend payments on the Common Stock.

  See the cover page of this Prospectus for a recent closing price of the Common Stock on the NYSE.

  In April 1993, the Company's Board of Directors voted to suspend cash dividend payments on the Common Stock. This action was taken in light of the financial demands of the then recent litigation settlement and the weakness in fertilizer prices. See "Investment Considerations--Current Industry and Company Conditions" and "--Sterlington Litigation."

  The IMC Working Capital Facility, the Senior Note Indentures and the Amended IRB Guaranty contain provisions which limit IFL's ability to pay dividends on the Common Stock. The most restrictive of these provisions limits the amount of dividends payable by IFL to 25% of the cumulative net income of the Company earned subsequent to June 30, 1993. The Company reported a net loss for the first six months of 1994 of $49.9 million. See "Investment Considerations-- Current Industry and Company Conditions." As a result, IFL is currently precluded from paying cash dividends. At such time as the Company is no longer precluded from paying cash dividends, the payment of such dividends will depend on the Company's capital requirements, earnings, financial condition and such other factors as the Board of Directors deems relevant at that time. See "Investment Considerations--Restrictions in Financing Agreements" and "-- Current Industry and Company Conditions."

  Since substantially all of IFL's operations are conducted through subsidiaries, IFL's cash flow and consequently its future ability to pay dividends, will be dependent upon the earnings of its subsidiaries and the payment of funds by those subsidiaries to IFL in the form of loans, dividends or otherwise. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make any funds available therefor, whether by dividends, loans or other payments. In certain circumstances, cash distributions from the Partnership may be delayed, restricted or reduced. See "Business--IMC-Agrico Company."

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of December 31, 1993, and as adjusted to reflect (i) the Offering (assuming a price to the public of $48 per share), and (ii) the application of the net proceeds of the Offering as described in "Use of Proceeds", in each case assuming no exercise of the Underwriters' over-allotment options. The As Adjusted column excludes the effect of any payment of a premium above par value to reduce the Company's indebtedness and the resulting extraordinary charge to results of operations.

                                                       DECEMBER 31,     AS
                                                           1993     ADJUSTED(1)
                                                       ------------ -----------
                                                            (IN MILLIONS)
Net proceeds from Offering............................   $    --     $  183.6
                                                         ========    ========
Current maturities of long-term debt..................   $   46.8
Long-term debt, less current maturities:
  IMC debt:
    Working Capital Facility..........................
    8% Angus/IRI Note.................................       42.5
    7.525% Industrial Revenue Bonds due 2015..........       75.0
    Other notes payable, pollution control and
     industrial revenue bonds and capital lease
     obligations......................................       94.7
  IFL debt:
    9.25% Senior Notes due 2000.......................      160.0
    10.125% Senior Notes due 2001.....................      135.0
    10.75% Senior Notes due 2003......................      125.0
    9.45% Senior Debentures due 2011..................      100.0
    6.25% Convertible Subordinated Notes due 2001.....      115.0
                                                         --------    --------
      Total long-term debt (including current maturi-
       ties)--net of net proceeds of Offering.........      894.0    $  710.4
Shareholders' equity:
  Common Stock, $1.00 par value; 50,000,000 shares au-
   thorized; 32,158,240 shares issued.................       32.2        32.2
  Capital in excess of par value......................      747.7       775.8
  Retained earnings (deficit).........................      (27.4)      (27.4)
  Less: treasury stock; 6,655,008 shares; 2,655,008
   shares, as adjusted................................     (258.8)     (103.3)
                                                         --------    --------
      Total shareholders' equity......................      493.7       677.3
                                                         --------    --------
      Total capitalization............................   $1,387.7    $1,387.7
                                                         ========    ========

- --------
(1) The reduction of certain of the Company's long-term indebtedness will require the payment of a premium above par value on at least a portion of such indebtedness, resulting in an extraordinary charge to results of operations in the period in which such indebtedness is reduced. As a result, the actual amount of Total long-term debt (including current maturities)--net of net proceeds of Offering, as adjusted, will exceed the amount shown in the table by the amount of such premium. The amount of any such premium and the resulting charge depends upon the specific indebtedness so reduced and the effect of any such premium and charge is not reflected in the table. See "Use of Proceeds" and "Description of Indebtedness."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following selected consolidated financial information (excluding Operating Data) of the Company with respect to each year in the five-year period ended June 30, 1993, is derived from the consolidated financial statements of the Company. The Consolidated Financial Statements of the Company for each of the years in the three-year period ended June 30, 1993 appear elsewhere in this Prospectus Supplement. Such consolidated financial statements have been audited by Ernst & Young, independent auditors. The following selected consolidated financial information (excluding Operating Data) as of and for each of the six-month periods ended December 31, 1993 and 1992 has been derived from the unaudited interim consolidated financial statements of the Company which appear elsewhere in this Prospectus and, in the opinion of management, reflect all adjustments (consisting only of normally recurring accruals) necessary for a fair presentation of the results of such periods. The results of operations for any interim period are not necessarily indicative of results for a full year.

                          FOR THE SIX MONTHS
                          ENDED DECEMBER 31,            FOR THE YEARS ENDED JUNE 30,
                          --------------------  -----------------------------------------------
                           1993(7)     1992       1993      1992      1991     1990      1989
                          ---------- ---------  --------  --------  -------- --------  --------
                                      (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $   595.4  $   418.4  $  897.1  $1,058.5  $1,131.2 $1,105.7  $1,221.7
Gross margins...........       41.2       81.6     124.9     229.5     240.9    230.0     335.7
Operating earnings
 (loss) (1).............       21.3       61.6    (129.7)    191.4     196.0    171.0     257.2
Interest earned and
 other non-operating
 (income) and expense,
 net (2)................       23.8        2.9       2.8       5.5       2.1     (3.9)    (11.0)
Interest charges........       42.8       20.7      44.8      44.5      41.1     47.3      53.3
                          ---------  ---------  --------  --------  -------- --------  --------
Earnings (loss) before
 income taxes and ac-
 counting changes.......      (45.3)      38.0    (177.3)    141.4     152.8    127.6     214.9
Minority interest.......        5.3        --        --        --        --       --        --
                          ---------  ---------  --------  --------  -------- --------  --------
Earnings (loss) before
 items noted below......      (50.6)      38.0    (177.3)    141.4     152.8    127.6     214.9
Provision (credit) for
 income taxes (3).......      (24.5)      16.5     (57.3)     50.5      57.0     45.0      77.6
                          ---------  ---------  --------  --------  -------- --------  --------
Earnings (loss) before
 cumulative effect of
 accounting changes.....      (26.1)      21.5    (120.0)     90.9      95.8     82.6     137.3
Extraordinary loss--debt
 retirement (4) ........      (23.8)       --        --        --        --       --        --
Cumulative effect on
 prior years of changes
 in accounting for
 postretirement benefits
 other than pensions
 (net of income taxes)
 in 1993 and income
 taxes in 1992..........        --       (47.1)    (47.1)   (165.5)      --       --        --
                          ---------  ---------  --------  --------  -------- --------  --------
Net earnings (loss).....  $   (49.9) $   (25.6) $ (167.1) $  (74.6) $   95.8 $   82.6  $  137.3
                          =========  =========  ========  ========  ======== ========  ========
Earnings (loss) per
 share:
Earnings (loss) before
 cumulative effect of
 accounting changes.....  $   (1.11) $     .97  $  (5.44) $   4.12  $   3.85 $   3.13  $   5.27
Extraordinary loss--debt
 retirement ............      (1.01)       --        --        --        --       --        --
Cumulative effect on
 prior years of changes
 in accounting..........        --       (2.13)    (2.13)    (7.50)
                          ---------  ---------  --------  --------  -------- --------  --------
Net earnings (loss).....  $   (2.12) $   (1.16) $  (7.57) $  (3.38) $   3.85 $   3.13  $   5.27
                          =========  =========  ========  ========  ======== ========  ========
Weighted average number
 of shares and equiva-
 lent shares outstand-
 ing....................       23.5       22.1      22.1      22.1      24.9     26.4      26.0
                          =========  =========  ========  ========  ======== ========  ========
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working capital (5).....  $   350.1  $  (191.2) $  195.1  $   80.2  $   48.1 $   33.9  $  124.2
Total assets............    2,826.3    1,904.4   2,055.6   1,838.4   1,739.3  1,584.7   1,677.9
Total debt..............      894.0      703.9     926.7     642.8     630.6    406.5     561.8
Total shareholders' eq-
 uity...................      493.7      577.9     430.4     615.4     698.6    819.7     765.3
OTHER FINANCIAL DATA:
Capital expenditures
 (6)....................  $    12.5  $    75.3  $  106.1  $  177.7  $  168.5 $   94.3  $  160.5
Capitalized interest....         .4        9.4      19.4      19.2      10.4      2.2        .5
Depreciation, depletion
 and amortization.......       54.0       31.9      61.5      83.3      90.2     92.5      99.7

                          FOR THE SIX MONTHS
                          ENDED DECEMBER 31,          FOR THE YEARS ENDED JUNE 30,
                          ------------------- --------------------------------------------
                            1993      1992      1993     1992     1991     1990     1989
                          --------- --------- -------- -------- -------- -------- --------
                                            (IN MILLIONS, EXCEPT PRICES)
OPERATING DATA:
Phosphate rock:
 External sales (tons)..        4.6       3.9      7.3      8.7      9.9     11.4     11.1
 Internal consumption
  (tons)................        5.4       3.1      6.3      6.2      6.3      6.0      5.4
 Average price per ton..        $20       $23      $23      $23      $23      $22      $21
Phosphate chemicals:
 Sales (P/2/O/5/ tons)..        1.6        .8      1.9      1.7      1.7      1.6      1.6
 Average price per
  product ton...........       $110      $109     $102     $122     $133     $121     $144
Potash:
 Sales (tons)...........        1.2       1.5      3.2      3.2      3.3      3.1      3.4
 Average price per ton..        $68       $72      $68      $69      $70      $68      $74
Reserves (tons at end of
 period):
 Phosphate rock.........        361       292      283      299      295      304      320
 Potash:
   Saskatchewan.........      1,514     1,642    1,517    1,646    1,327    1,317    1,279
   New Mexico...........        172       179      176      183      180      186      191
                          --------- --------- -------- -------- -------- -------- --------
     Total potash re-
      serves............      1,686     1,821    1,693    1,829    1,507    1,503    1,470

- -------
(1) In 1993, nonrecurring items included charges of $169.1 million relating to the settlement of litigation resulting from the May 1991 explosion at a facility managed by a subsidiary of IFL in Sterlington, Louisiana, $32.4 million from the settlement of a claim relating to losses arising out of a water inflow at one of the Company's potash mines in Canada, and $3.0 million from the settlement of an environmental issue. The six months ended December 31, 1992 and the year ended June 30, 1993 also included a gain of $8.1 million from the resolution of a contract dispute with a major uranium oxide customer. In 1992, nonrecurring items included a gain of $34.2 million from the sale of the Company's Sterlington, Louisiana ammonia production facility and a charge of $5.3 million resulting from the temporary shutdown and mothballing of the Company's uranium production facilities. Included in 1991 was a nonrecurring gain of $17.9 million from the sale of certain potash reserve interests to the U.S. government. In 1990, nonrecurring items included a gain of $6.1 million from the sale of such reserve interests and a charge of $4.6 million for an increase in a plant decommissioning reserve. Included in 1989 was a nonrecurring charge of $7.1 million from the announced shut-down of a production facility.
(2) The six months ended December 31, 1993 included a charge of $20.3 million for the writedown of the Company's investment in an oil and gas joint venture due to the current low price of crude oil.

(3) For the six months ended December 31, 1993, the provision (credit) for income taxes included a charge of $4.1 million for an adjustment to the Company's net deferred tax liability for the effect of changes in U.S. corporate tax rates.

(4) In October 1993, the Company completed its purchase of $220 million principal amount of IMC's Installment Notes from Prudential for $248.1 million. The Installment Notes originally were scheduled to be due in annual installments from 1995 to 2004. In connection with this purchase, the Company recorded an extraordinary loss of $23.8 million for the redemption premium incurred on the Installment Notes and the write-off of previously deferred finance charges associated with the Installment Notes, net of income taxes.

(5) In January 1990, the Company sold a $50 million undivided interest in designated receivables, subject to limited recourse provisions, under an agreement originally extending to 1995. On June 30, 1993, the Company repurchased its receivable interests previously sold and cancelled the agreement.
(6) Capital expenditures includes capitalized interest.
(7) On July 1, 1993, IMC and FRP entered into the joint venture Partnership to which both companies contributed their respective phosphate fertilizer businesses to create IMC-Agrico Company, a Delaware general partnership. The Partnership's results of operations for the six months ended December 31, 1993 were consolidated with those of the Company, and FRP's 43.5 percent interest in the Partnership was included in the Company's statement of operations as minority interest. The Company's unaudited pro forma results for the six months ended December 31, 1992, giving effect to formation of Partnership as if the formation occurred on July 1, 1992, were as follows (in millions, except per share amounts):

      Sales............................................................ $710.5
      Earnings (loss) before cumulative effect of accounting change....    6.3
      Cumulative effect of accounting change...........................  (47.1 )
                                                                        -------
      Net loss......................................................... $(40.8 )
                                                                        =======
      Net loss per share............................................... $ (1.85)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 Six months ended December 31, 1993 vs. six months ended December 31, 1992

  The Company incurred a net loss of $49.9 million, or $2.12 per share, for the six months ended December 31, 1993, compared to a net loss of $25.6 million, or $1.16 per share, a year ago. In 1993, the loss included an extraordinary charge of $23.8 million, or $1.01 per share, related to the early extinguishment of $220 million of debt held by Prudential. In 1992, the loss included a one-time charge of $47.1 million, or $2.13 per share, related to the Company's adoption of SFAS No. 106 as of July 1, 1992, to reflect a change in accounting for postretirement benefits other than pensions. See Notes 6 and 7 of Notes to Interim Consolidated Financial Statements for more information regarding these non-recurring items.

  IMC-Agrico, a joint venture partnership between the Company and FRP, began operations July 1, 1993 and is consolidated for financial reporting purposes. Comparisons between the six months ended December 31, 1993 and December 31, 1992 have been made where applicable, on a pro forma basis assuming the Partnership had begun operations on July 1, 1992.

  Sales for the six months ended December 31, 1993 were $595.4 million, compared to $418.4 million last year. On a pro forma basis, sales for the six-month period a year ago would have been $710.5 million. Sales in 1993 as compared to 1992 on a pro forma basis declined primarily as a result of IMC-Agrico's decision to reduce production at its phosphate chemical facilities.

  Gross margins decreased $40.4 million from the same period a year ago. On a pro forma basis, gross margins would have decreased $64.7 million, primarily due to lower margins for phosphate fertilizers, a $43 million decrease on a pro forma basis, potash, an $11 million decrease, sulphur, a $7 million decrease, and mixed fertilizers, a $1 million decrease.

  The weakness in the phosphate fertilizer market combined with high inventories in July 1993 prompted IMC-Agrico to idle its Taft, Louisiana, production facility and reduce production at other of its phosphate production facilities. By the end of calendar 1993, spot prices for DAP had increased approximately 35% from a low of approximately $100 per short ton (f.o.b. central Florida) during the spring of 1993 and have remained at that level through mid-February 1994. In order to meet increased demand, IMC-Agrico has steadily increased production at its operating plants and, in anticipation of stronger second-half demand, particularly in North America, in mid-December IMC-Agrico reopened the Taft facility. IMC-Agrico's phosphate chemical production is currently at approximately 90% of capacity with only the Nichols, Florida DAP facility remaining idle. Potash margins decreased primarily due to lower domestic and export demand ($7 million) and lower prices ($6 million), partially offset by lower production costs ($2 million). It is anticipated that potash demand will return to more normal levels during the second half of 1994. Sulphur production at Main Pass increased significantly since July 1993 and reached design capacity of 5,500 long tons per day in December 1993. The mine has since sustained production at or above that level. As a result of the production increases, Main Pass sulphur became operational for accounting purposes beginning July 1, 1993 and costs were no longer capitalized. Mixed fertilizer margins declined primarily as a result of lower prices.

  Other operating income and expense decreased $1.1 million primarily due to a gain in 1993 of $7.7 million from the amortization of a deferred gain resulting from the exchange of the Company's phosphate business for a 56.5 percent interest in IMC-Agrico, offset by a gain of $8.1 million (in 1992) from the resolution of a contract dispute.

  The Company's share of operating results from its interest in an oil and gas joint venture decreased primarily due to a write-down to market of the Company's investment resulting from a recent decline in oil prices discussed in
Note 2 of Notes to Interim Consolidated Financial Statements.

  Interest costs were $22.1 million higher than last year primarily as a result of costs incurred on increased debt levels and the discontinuation of capitalization of interest on the Main Pass sulphur project.

 Year ended June 30, 1993 vs. year ended June 30, 1992

  The Company incurred a net loss of $167.1 million, or $7.57 per share, in 1993. This compares to a 1992 net loss of $74.6 million, or $3.38 per share. Included in 1993 results is a one-time charge of $47.1 million, or $2.13 per share, for the cumulative effect on prior years of a change in accounting for postretirement benefits as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, as of July 1, 1992. Included in 1992 results is a one-time charge of $165.5 million, or $7.50 per share, for the cumulative effect on prior years of a change in accounting for income taxes as a result of the adoption of SFAS No. 109, as of July 1, 1991.

  Included in 1993 results is a pre-tax charge of $169.1 million related to the settlement of litigation resulting from the May 1991 explosion at a Sterlington, Louisiana, nitroparaffins plant owned by Angus but operated by IMC. See Note 3 of Notes to Consolidated Financial Statements for a further discussion of this matter.

  Also included in 1993 results is a pre-tax charge of $32.4 million related to the settlement of a dispute over an insurance claim receivable resulting from a water inflow at potash mines in Canada owned by IMC-Canada and a gain of $8.1 million from the resolution of a contract dispute with a major uranium oxide customer. Included in 1992 results is a pre-tax gain of $34.2 million from the sale of the Company's ammonia production facility at Sterlington, Louisiana, and a pre-tax charge of $5.3 million from the temporary shutdown and mothballing of the Company's uranium production facilities. These items are included in the Consolidated Statement of Operations under "Other operating income and expense, net." See Notes 4 and 7 of Notes to Consolidated Financial Statements for a further discussion of these matters.

  Net sales in 1993 were $897.1 million, a 15% decrease from 1992 when net sales were $1.059 billion. The Company continued to experience severe price declines and decreased demand for its products throughout the year, particularly phosphate chemicals where prices fell to their lowest level in 20 years, due primarily to economic and political uncertainties in key foreign markets, especially China and India. Information regarding sales by product line is included under "Business--General."

  Gross margins decreased $105 million from 1992, primarily due to lower margins for phosphate chemicals ($53 million), phosphate rock ($19 million), and potash ($4 million). Also affecting margins was the impact of the sale of the Company's ammonia business and, after the sales contracts which supported the facilities expired, the temporary shutdown and mothballing of the Company's uranium production facilities. These actions resulted in lost margins for ammonia and uranium of $7 million and $21 million, respectively.

  Phosphate chemical margins were lower as a result of a decrease in prices ($75 million) which plummeted during the year. Partially offsetting this decrease were lower production costs ($17 million) and increased shipping volume ($5 million). Phosphate rock margins decreased primarily due to lower shipping volume ($12 million) and higher production costs ($7 million). Potash margins were lower as a result of a decrease in prices ($6 million), partially offset by lower production costs ($2 million).

  Administrative costs decreased $8 million principally as a result of reduced management compensation awards in 1993 ($4 million) and lower rent expense due to equipment leases which were cancelled and bought out in 1992 ($3 million).

  See Note 14 of Notes to Consolidated Financial Statements for information on income taxes.

 Year ended June 30, 1992 vs. year ended June 30, 1991

  In 1992, earnings totaled $90.9 million, or $4.12 per share on average outstanding shares of 22.1 million. This compares with 1991 earnings of $95.8 million, or $3.85 per share, on average outstanding shares of 24.9 million. 1992 earnings are before the recording of a one-time charge of $165.5 million for the cumulative effect on prior years of a change in accounting for income taxes as a result of adopting SFAS No. 109 as of July 1, 1991. The recording of that one-time charge resulted in a net loss of $74.6 million, or $3.38 per share, for the year ended June 30, 1992.

  Included in 1992 results is a pre-tax gain of $34.2 million from the sale of the Company's ammonia production facility in Sterlington, Louisiana. 1992 also included a charge of $5.3 million resulting from the temporary shutdown and mothballing of the Company's uranium production facilities. In 1991, operating results included a pre-tax gain of $17.9 million from the sale of certain potash reserve interests in New Mexico. These items are included in the Consolidated Statement of Operations under "Other operating income and expense, net."

  Net sales in 1992 were $1.059 billion, a 6% decrease from 1991 when net sales were $1.131 billion. Continued depressed prices, particularly for phosphate chemicals, was the primary reason for this decrease. Information regarding sales by product line is included under "Business--General."

  Gross margins decreased $11 million from 1991. Major product lines contributing to this decrease were uranium, an $11 million decrease, and ammonia, a $7 million decrease. Phosphate chemicals increased $5 million while phosphate rock and potash only changed slightly from 1991.

  Uranium margins decreased primarily from lower prices compared to 1991 ($18 million), as the Company resumed shipping product to a major contract customer, at agreed-upon lower prices, pending the resolution of a contract pricing dispute. Partially offsetting this decrease was higher sales volume ($7 million), resulting from the resumption of such shipments. On June 30, 1992, the Company's uranium contracts expired. Because the market price of uranium oxide did not justify continued operation of the uranium production facilities, a temporary shutdown and mothballing of these facilities took place. Since the facilities are fully depreciated, the temporary shutdown is not expected to have a material impact on future operations, other than the loss of related margins. In fiscal 1992, uranium contributed approximately $21 million to the Company's total margins. Ammonia margins declined principally from lower sales volume, as a result of the sale of the ammonia production facility in February 1992. Phosphate chemical margins increased as a result of significantly lower production costs ($43 million), primarily due to favorable sulphur costs and the $4.4 million benefit of the extension of the estimated useful lives of the New Wales phosphate chemical assets (see Note 8 of Notes to Consolidated Financial Statements), largely offset by an 8% decrease in prices ($38 million). Phosphate rock margins reflected a modest 1% increase in prices ($7 million). However, this improvement was totally offset by reduced sales volume. Potash margins remained flat when favorable production costs ($3 million), reflecting lower water spending, were totally offset by lower sales volume.

  Administrative costs increased $3 million, primarily due to a reserve recorded for the cancellation and buy out of equipment leases.

  Interest earned and other non-operating income and expense was $5 million lower as a result of the negative effects of foreign currency translation losses.

  Interest charges were $3 million higher than last year as a result of costs incurred on higher debt balances ($12 million), offset by higher capitalized interest ($9 million).

  See Note 14 of Notes to Consolidated Financial Statements for information on income taxes.

SUPPLY CONTRACTS

  The Company purchases sulphur, ammonia (beginning in 1992 after the sale of its ammonia production facility) and natural gas from third parties and sells phosphate rock and chemicals to third parties under contracts extending in some cases for multiple years. Purchases and sales under these contracts are generally at prevailing market prices, except for certain phosphate rock sales which are at prices based on the Company's cost of production and certain natural gas purchases which are at fixed prices. On July 1, 1993, these contracts were contributed to the Partnership.

CAPITAL RESOURCES AND LIQUIDITY

  In October 1993, the Company completed its purchase of $220 million principal amount of IMC's Installment Notes from Prudential for $248.1 million. The Installment Notes were originally scheduled to be due in annual installments from 1995 to 2004. However, the Installment Notes were redeemed with the proceeds from the sale, on the same date, of $160 million of IFL's 9 1/4% Senior Notes due 2000 and 3,450,000 shares of Common Stock.

  Since June 30, 1993, cash and cash equivalents have decreased $24.5 million. Primary uses of cash included $63.9 million used in operating activities, $17.2 million to complete a joint venture formation post-closing adjustment with FRP and $12.5 million of capital expenditures. Partially offsetting this cash outflow was $64.7 million which remained after the Company completed its financing activities.

  Working capital at December 31, 1993 was $350.1 million compared with $195.1 million at June 30, 1993. The increase was due primarily to working capital contributions by FRP to the Partnership partially offset by reimbursements of insurance proceeds related to the May 1993 settlement of an insurance claim receivable discussed in Note 8 of Notes to Consolidated Financial Statements. The working capital ratio at December 31, 1993 was 2.7 to 1 compared to 1.8 to 1 at June 30, 1993.

  Although the Company is still highly leveraged, consolidated indebtedness decreased to $894 million at December 31, 1993 from $926.7 million at June 30, 1993, due primarily to the Company's debt restructuring discussed above. The ratio of indebtedness to total capitalization correspondingly decreased to 64.4 percent at December 31, 1993 from 68.3 percent at June 30, 1993.

  Under the IMC Working Capital Facility, the Company can borrow up to $100 million for general corporate purposes until June 30, 1996. At December 31, 1993, $32 million was drawn down under the letter of credit subfacility principally to support the Company's industrial revenue bonds. Borrowings under the IMC Working Capital Facility (other than under the letter of credit subfacility) are limited to $25 million during a specified period in any year. There were no other borrowings outstanding under the IMC Working Capital Facility at December 31, 1993. See "Description of Indebtedness--IMC Working Capital Facility."

  Certain debt agreements contain provisions which restrict the Company's ability to make capital expenditures and dispose of assets, limit the payment of dividends or other distributions to shareholders, and prohibit the incurrence of additional indebtedness except under certain conditions. The IMC Working Capital Facility also contains financial ratios and other tests which must be met in accordance with the agreement. At December 31, 1993, the Company was in compliance with its debt instrument covenants. See "Description of Indebtedness."

  In February 1994, IMC-Agrico entered into a $75 million revolving credit facility (the "Partnership Working Capital Facility") with a group of banks. The Partnership Working Capital Facility, which has a $25 million letter of credit subfacility, provides for a three-year maturity. Borrowings under the Partnership Working Capital Facility are unsecured, with a negative pledge on substantially all of IMC-Agrico's assets. The Partnership Working Capital Facility has minimum net Partners' capital, fixed charge and current ratio requirements, places limitations on indebtedness of the Partnership and restricts the Partnership's ability to make Restricted Payments (as defined) to the Partners in excess of Distributable Cash (as defined below) or in the event of a default under the Partnership Working Capital Facility. IMC-Agrico has drawn down $2.8 million under the letter of credit subfacility and has no borrowings under the remainder of the Partnership Working Capital Facility. See "Description of Indebtedness--Partnership Working Capital Facility."

  The Partnership makes cash distributions to each partner based on formulas and sharing ratios as defined in the Partnership Agreement. For the quarter ended December 31, 1993, the total amount of distributable cash generated by the Partnership was $52.8 million, of which $30.9 million was distributed to FRP in early February 1994. There was no distributable cash for the quarter ended September 30, 1993. See "Business--IMC-Agrico Company--Distribution of Distributable Cash and Capital Proceeds."


  Capital expenditures for the fiscal year ending June 30, 1994 are estimated to total $45 million (including $34 million by the Partnership). The Company expects to finance these expenditures (including its portion of the Partnership's capital expenditures) from operations.

  In April 1993, the Company's Board of Directors voted to suspend cash dividend payments on the Common Stock. This action was taken in light of the financial demands of the then recent litigation settlement and the weakness in fertilizer prices. See "Investment Considerations--Current Industry and Company Conditions" and "--Sterlington Litigation."

  The IMC Working Capital Facility, the Senior Note Indentures and the Amended IRB Guaranty contain provisions which limit IFL's ability to pay dividends on the Common Stock. The most restrictive of these provisions limits the amount of dividends payable by IFL to 25% of the cumulative net income of the Company earned subsequent to June 30, 1993. The Company reported a net loss for the first six months of 1994 of $49.9 million. See "Investment Considerations-- Current Industry and Company Conditions." As a result, IFL is currently precluded from paying cash dividends. At such time as the Company is no longer precluded from paying cash dividends, the payment of such dividends will depend on the Company's capital requirements, earnings, financial condition and such other factors as the Board of Directors deems relevant at that time. See "Investment Considerations--Restrictions in Financing Agreements" and "-- Current Industry and Company Conditions."

  The Company does not consider the impact of inflation to be significant in the business in which it operates.

IMC-AGRICO COMPANY

  On July 1, 1993, IMC and FRP contributed their respective phosphate fertilizer businesses, including the mining and sale of phosphate rock and the production, distribution and sale of phosphate chemicals, uranium oxide and related products, to the Partnership in return for a 56.5% and 43.5% economic interest, respectively, in IMC-Agrico over the term of the Partnership. The Partnership is governed by a Policy Committee which has equal representation from each company and is being operated by IMC. The Partnership Agreement contains a cash sharing arrangement under which Distributable Cash (as defined in the Partnership Agreement) will be shared in 1994 at a ratio of 41.4% and 58.6% to IMC and FRP, respectively, adjusting thereafter until 1998 when the sharing ratio will be fixed at 59.4% and 40.6% to IMC and FRP, respectively. See "Business--IMC-Agrico Company--Distribution of Distributable Cash and Capital Proceeds." The formation of IMC-Agrico continues the Company's strategy of pursuing competitive cost positions in its markets. As a result of this transaction, the Company expects that it and FRP together will be able to achieve at least $95 million per year of savings in aggregate production costs and selling, general and administrative expenses. The full effect of these anticipated savings is expected to be achieved in the second year of operations of IMC-Agrico.

SULPHUR AND OIL & NATURAL GAS VENTURES

  The Company has a 25% participation interest in a joint venture which in 1989 discovered proved and probable sulphur reserves totalling 67 million long tons at Main Pass in the Gulf of Mexico. FRP is the operator of the joint venture. By the end of calendar 1993 Main Pass achieved full design operating rates of 5,500 long tons per day (approximately 2.0 million long tons per year, or approximately 500,000 long tons net to IMC) and has since sustained production at or above that level. The Company will use its share of the sulphur to satisfy a portion of its obligations under the sulphur agreements relating to the Partnership. The

Company has capitalized interest and costs associated with heating the sulphur deposit through June 30, 1993, but began expensing such interest and costs on July 1, 1993. Costs capitalized during 1993 totaled $32 million (including capitalized interest of $19 million).

  During the exploration for sulphur at Main Pass, the joint venture also discovered oil & natural gas reserves which were located in the same immediate area. Production began in 1991. At December 31, 1993, the field contained proved and probable reserves estimated at 20.8 million barrels of oil and 2.5 billion cubic feet of natural gas.

OTHER MATTERS

  The Company is subject to various environmental laws of federal and local governments in the United States and Canada. Although significant capital expenditures, as well as operating costs, have been incurred and will continue to be incurred on account of these laws and regulations, the Company does not believe they have had or will have a material adverse effect on its business. However, the Company cannot predict the impact of new or changed laws or regulations. See "Business--Environmental Matters."

  Environmental capital expenditures were primarily related to air emission control, wastewater purification, land reclamation and solid waste disposal. These expenditures totaled approximately $14 million in 1993. The Company expects environmental capital expenditures (including its portion of IMC-Agrico's expenditures) over the next two years will average between $20 million and $25 million per year.

                                    BUSINESS

FERTILIZER INDUSTRY OVERVIEW

  Long-term fertilizer demand is driven primarily by worldwide grain production which is closely correlated to world population growth. World population is currently growing at an average annual rate of 1.7% or 90 million people. This translates into an annual additional demand of 30 million tons of grain in order to maintain current per capita consumption levels.

  North America, China and Europe are the major grain producers in the world and account for the largest share of world fertilizer consumption, which exceeded 125 million metric tons in calendar 1993. World fertilizer consumption has declined in the last four years due to decreased demand in developed countries, primarily the FSU and Eastern Europe. This decrease was partially offset by increased demand in developing countries.

  Fertilizer demand in Western Europe has been declining in response to heightened environmental concerns which have resulted in lower application rates. Fertilizer consumption in the FSU and Eastern Europe has dropped nearly 55% as a result of deteriorating economic and political conditions. During the last four years, the FSU and Eastern Europe have reduced their fertilizer consumption by an amount approximating annual fertilizer use in the United States. However, efforts by the FSU to convert to a market economy have also resulted in lower fertilizer production as older, less competitive capacity has been shut down.

  Fertilizer consumption in developing countries has nearly doubled since 1980, growing at an average rate of 5.5% per year. More recently, however, the termination of state subsidies in both China and India, the two largest fertilizer importers in the world, has significantly reduced fertilizer demand from this part of the world, severely affecting world fertilizer markets, and particularly the market for DAP. In 1993, DAP imports declined approximately 50% in each of China and India versus 1992 levels.

  Initially, the reduction in consumption was not met by a corresponding decrease in fertilizer production. Consequently, fertilizer oversupply resulted in reduced prices with some products' prices falling to their lowest level in approximately 20 years. In the early fall of 1993, U.S. phosphate producers reduced production by approximately 14% from year earlier levels. By the end of calendar 1993, spot prices for DAP had increased approximately 35% from a low of approximately $100 per short ton (f.o.b. central Florida) during the spring of 1993 and have remained at that level through mid-February 1994. However, there can be no assurance that prices will remain at or increase from current levels. The Company expects further recovery in fertilizer consumption to be gradual as foreign governments are confronted with failed agricultural policies. This process appears to have already begun in Eastern Europe where some countries recently initiated measures to increase fertilizer use. Preferential credit terms for fertilizer purchases, direct subsidies and reduced fertilizer exports are methods being adopted to increase fertilizer consumption.

BUSINESS STRATEGY

  The Company's business strategy is to supply fertilizer products worldwide at competitive prices by taking advantage of economies of scale and state-of-the-art technology to reduce costs and to differentiate itself from its competitors through its customer service. The Company also enhances its long-term viability by maintaining substantial reserves of both phosphate rock and potash.

  . The Company maintains relationships with export markets through IMC-
    Agrico's membership in the Phosphate Rock Export Association, representing U.S. phosphate rock exporters, the Phosphate Chemicals Export Association, representing certain domestic phosphate chemicals exporters, and through the Company's membership in Canpotex, representing Saskatchewan potash exporters and Sulfate of Potash Magnesia Export Association, representing the New Mexico producers of double sulphate of potash magnesia.

  . The inherent economies of large-tonnage capacities, combined with efficient facilities and operating practices, enable the Company to be one of the lowest-cost producers in the industry. IMC-Agrico's New Wales phosphate chemicals complex is the largest in the world. The Partnership is expected to enable the Company to further take advantage of economies of scale, reducing IMC's and FRP's aggregate production costs and selling, general and administrative expenses by at least $95 million per year. The full effect of these anticipated savings is expected to be realized in the second year of operations of IMC-Agrico.

  . The Company's ability to realize the full benefits from its modern mining and processing operations is contingent upon the sustained availability of economically recoverable raw materials. Current phosphate reserves will support production operations in excess of 25 years. The Company has potash reserves to support its Canadian operations for more than 100 years, and its New Mexico potash operations for more than 30 years.

  . The Company will satisfy a portion of its obligations under the sulphur agreements relating to the Partnership through its 25% ownership in the Main Pass joint venture which has recoverable reserves of 67 million long tons and is the largest known sulphur deposit in North America. The integration of sulphur is an important factor in the Company's strategy to maintain low phosphate chemicals cost.

  . The Company's strategic focus is further complemented by its extensive distribution systems which provide timely product delivery and transportation economies. Each year millions of tons of product are transported from Company mines and processing facilities to world markets. This is accomplished through the Company's extensive rail and water distribution network. The Company maintains more than 3,000 leased or owned railcars and operates its own railcar repair facility. The Company also operates its own shipping terminals at Port Sutton and Big Bend near Tampa on the Florida Gulf coast. Additional bulk distribution centers are located in the ports of Vancouver, British Columbia and Houston, Texas. In-market warehousing permits uninterrupted supply, particularly during busy seasons, by maintaining inventories in close proximity to customers and the Company's transportation infrastructure. The Company's distribution systems make extensive use of computer technology to track shipments and manage product to meet changing market demands.

  . Customer service continues to be the Company's cornerstone for differentiation in both world and domestic markets. Built on agronomic information, the Company's marketing activities address such issues as food safety and the environmental impact of modern farming practices. Marketing efforts target customers and lawmakers, as well as non-farm audiences.

GENERAL

  The Company's results of operations historically have reflected the effects of several external factors, which are beyond the Company's control and have produced significant downward and upward swings in the Company's operating results. See "Selected Consolidated Financial Information." The Company's revenues are highly dependent upon conditions in the domestic agriculture industry, and can be affected by crop failure, changes in agricultural productivity and agricultural policies, and weather. With an average of approximately 71% of its revenues coming from the domestic agricultural market over the past five years, the Company's results of operations are significantly affected by the health of the agricultural market in the United States-- especially prices and acreage for corn, wheat and soybeans.

  In addition, the Company's revenues are also been dependent upon the international market for fertilizers. Over the past five years, the Company has obtained approximately 29% of its revenues from exports from the United States and Canada. As a result, the Company's results of operations can also be affected by other factors beyond its control such as the relative value of the U.S. dollar and its impact upon costs to the importers of fertilizer; the status of domestic and foreign political subsidies of agriculture; the existence of, or changes in, import or foreign exchange barriers in certain foreign markets; changes in relative currency values in, and the foreign exchange demands of, such countries as Morocco and Jordan which produce phosphate rock; expropriation and other economic, political and regulatory policies of local governments; and laws and policies of the United States affecting foreign trade and investment.

  See "Investment Considerations--Current Industry and Company Conditions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of current conditions affecting the fertilizer industry and the Company.

  The table below shows the Company's (including for the six months ended December 31, 1993 IMC-Agrico's) sales by product line for the periods indicated:

                            FOR THE SIX MONTHS
                            ENDED DECEMBER 31,         FOR THE YEARS ENDED JUNE 30,
                            ------------------- ------------------------------------------
                              1993      1992     1993    1992     1991     1990     1989
                            --------- --------- ------ -------- -------- -------- --------
                                               (IN MILLIONS OF DOLLARS)
   Phosphate rock.......... $    92.1 $    89.0 $167.0 $  202.0 $  224.2 $  245.7 $  230.5
   Phosphate chemicals.....     369.7     187.7  387.1    423.1    447.8    401.3    475.2
   Potash..................      81.9     108.6  221.8    224.1    231.3    219.1    255.9
   Mixed fertilizers.......      19.5      21.4   97.9    103.3     96.6    100.9    106.8
   Uranium.................       3.2       3.9    6.7     63.9     70.9     85.7     74.8
   Ammonia.................       --        --     --      34.3     52.1     40.8     59.9
   Other...................      29.0       7.8   16.6      7.8      8.3     12.2     18.6
                            --------- --------- ------ -------- -------- -------- --------
     Total net sales....... $   595.4 $   418.4 $897.1 $1,058.5 $1,131.2 $1,105.7 $1,221.7
                            ========= ========= ====== ======== ======== ======== ========

IMC-AGRICO COMPANY

 Formation and Governance

  On July 1, 1993, IMC and FRP formed IMC-Agrico as a Delaware general partnership and contributed to it their respective phosphate fertilizer businesses, including the mining and sale of phosphate rock and the production, distribution and sale of phosphate chemicals, uranium oxide and related products (the "Business"). For the fiscal year ended June 30, 1993, the assets contributed to the Partnership by IMC and FRP accounted for sales of approximately $1.2 billion and at June 30, 1993, such assets had an aggregate net book value of approximately $1.6 billion. The formation of the Partnership continues the Company's strategy of pursuing competitive cost positions in its markets. As a result of this transaction, IMC expects that it and FRP together will be able to achieve at least $95 million per year of savings in aggregate production costs and selling, general and administrative expenses. The full effect of these anticipated savings is expected to be achieved in the second year of operations of IMC-Agrico.

  Since the closing of the joint venture transaction, each of IMC and FRP is engaged in the phosphate rock mining, phosphate chemicals production and uranium oxide extraction businesses only through their respective interests in the Partnership. The Partnership assumed from IMC and FRP responsibility for certain liabilities related to their respective Businesses including certain past, present and future environmental liabilities (with the remediation activities relating to excluded environmental liabilities continuing to be managed by the party retaining such liabilities). None of the liabilities associated with the nitroparaffins plant in Sterlington, Louisiana owned by Angus and previously operated by IMC were assumed by the Partnership. Similarly, the assets and liabilities associated with the Company's potash operations, including IMC-Canada's mines in Saskatchewan, were not contributed to or assumed by the Partnership. IMC Partner, FRP Partner and the Managing Partner (each as defined below) entered into a Partnership Agreement (as amended and restated, the "Partnership Agreement") providing for the formation of the Partnership to continue in existence until June 30, 2076. The descriptions below of the Contribution Agreement dated as of April 5, 1993 between IMC and FRP (as amended, the "Contribution Agreement"), the Partnership Agreement (as defined below) and the Parent Agreement (as defined below) are summaries of such agreements and are qualified in their entirety by reference to such agreements, copies of which have been filed with the Commission and are available upon request.

  The parties have established the capital structure of the Partners (as defined below) in a manner designed to isolate the Partnership's assets from financial difficulties of any person controlling such Partners, including IMC, IFL, FRP or Freeport McMoRan, Inc., FRP's Administrative Managing General Partner ("FTX"). Pursuant to the terms of the Contribution Agreement, IMC holds its interest in the Partnership through a special purpose Delaware corporation ("IMC Partner"), and FRP holds its interest in the Partnership through a special purpose Delaware limited partnership ("FRP Partner"). The managing partner of the Partnership (the "Managing Partner") is a Delaware corporation which is jointly owned by IMC Partner and FRP Partner, but as to which IMC Partner, as the Operating Partner, has the right to elect a majority of the directors, subject to the occurrence of a Material Breach Event (as defined below). Both IMC Partner and FRP Partner act, together with the Managing Partner, as general partners (the "Partners") of the Partnership.

  As a general partner of the Partnership, IMC Partner may by law be subject to liability for any obligations of the Partnership. Notwithstanding the assumption of certain liabilities and obligations by the Partnership, IMC Partner may by law or agreement continue as the primary obligor of certain of these liabilities. Although the Partnership will indemnify IMC and its affiliates, such as IMC Partner, for the liabilities assumed by the Partnership, IMC Partner could be liable with respect to any such liabilities if the Partnership is unable to satisfy its indemnification obligations. Furthermore, IMC Partner may be liable as a general partner with respect to any obligations of the Partnership attributable to FRP Partner to the extent FRP (or FTX, pursuant to its guaranty of FRP's obligations under the Contribution Agreement) or FRP Partner cannot satisfy such obligations. Although IMC Partner assumed, pursuant to the terms of the Partnership Agreement, all of the obligations of IMC under the Contribution Agreement, the Contribution Agreement expressly provides that such assumption will not constitute a release of IMC (or IFL, pursuant to its guaranty of IMC's obligations under the Contribution Agreement) from its obligations under the Contribution Agreement.

  A policy committee (the "Policy Committee"), with equal representation from IMC Partner and FRP Partner, governs the Partnership and has the sole authority, subject to the authority of the Chief Executive Officers of IMC Partner and FRP Partner (the "CEOs") to resolve certain disputes, to make certain "Major Decisions", including, among others, the creation of certain indebtedness; the making or committing to make certain capital expenditures required for the expansion of the business of the Partnership; the making of , or committing to make, certain dispositions of assets of the Partnership (a "Material Asset Sale"); and the incurrence of certain liabilities or obligations for expansion of the business.

  The Partnership will pay to the Managing Partner an annual fee ($34.3 million for fiscal 1994, subsequently adjusted annually for inflation and by the Policy Committee upon a request by a Partner) intended to compensate the Managing Partner for selling and administrative expenses, one-twelfth of which will be payable monthly.

  Upon (i) a material failure by the Managing Partner to perform its duties or responsibilities as Managing Partner under the Partnership Agreement and expiration of the relevant Cure Period (as defined in the Partnership Agreement) or (ii) the commencement of a voluntary case seeking relief in bankruptcy or reorganization or the entry of an order for relief in an involuntary case against the Operating Partner or any of its direct or indirect parent entities and expiration of the relevant Cure Period, or (iii) the occurrence of an event that would have constituted a Triggering Event (as defined below) but for the fact that such event arose out of the foreclosure of a lien covering the Partnership interest of IMC Partner or FRP Partner or the capital stock or partnership interests, as the case may be, of IMC Partner or FRP Partner or of their respective parent entities (each, a "Material Breach Event"), then the class of common stock of the Managing Partner held by the non-Operating Partner will be entitled, at the option of such non-Operating Partner (exercisable until such Material Breach is cured), to elect three directors of the Managing Partner and such non-Operating Partner may thereby become the Operating Partner. If such option is exercised, the Partner that was the Operating Partner prior to the occurrence of such Material Breach Event will thereafter be the non-Operating Partner, entitled to elect two directors of the Managing Partner (subject to the occurrence of a subsequent Material Breach Event). The vote of a majority of directors of the Managing Partner is generally sufficient to approve any matter presented to the board, but unanimous approval of all directors is required for certain specified matters.

  The Managing Partner will be liable to the Partnership or any other Partner for all damages (including lost profits) proximately caused by the Managing Partner's gross negligence, wilful misconduct, wilful breach of the Partnership Agreement or failure to follow a specific instruction from the Policy Committee, but will not be so liable for any further lost profits or other damages that are the further consequence of such lost profits or other damages that were proximately caused. At the election of the non-Operating Partner (initially FRP Partner), the Operating Partner (initially IMC Partner) will be solely responsible for all of the Managing Partner's obligations during the period it is the Operating Partner.

 Distribution of Distributable Cash and Capital Proceeds

  The Partnership will distribute to the Partners quarterly (a) Current Interest Cash in accordance with the Partners' Current Interests and (b) Capital Interest Cash in accordance with the Partners' Capital Interests (as such terms are defined in the Partnership Agreement). However, the proceeds from any Material Asset Sale will be distributed, reinvested or retained by the Partnership as determined by the Policy Committee at the time of approval of such disposition. Proceeds ("Capital Proceeds") in respect of all other dispositions of assets of the Partnership having an anticipated useful life in excess of one year and other than in the ordinary course of business ("Capital Transactions") will be distributed to the Partners pursuant to the provisions of the Partnership Agreement unless the Managing Partner elects to use such Capital Proceeds to replace the capital asset in respect of which such Capital Proceeds were generated or otherwise to maintain (but not expand) the business of the Partnership. The sharing ratios for Distributable Cash (as defined below) vary from year to year for the first five years and resulted from negotiations between FRP and IMC. The ratios were based on the parties' projections of their respective contributions to the cash flow of the Partnership and on an equal sharing of the anticipated synergistic savings.

  The "Current Interests" of the Partners with respect to each fiscal year are as follows:

        FISCAL
         YEAR
        ENDING                                         IMC      FRP    MANAGING
       JUNE 30                                       PARTNER  PARTNER  PARTNER
       -------                                       -------- -------- --------
      1994.......................................... 41.3995% 58.5995%  0.001%
      1995.......................................... 44.9995% 54.9995%  0.001%
      1996.......................................... 46.8995% 53.0995%  0.001%
      1997.......................................... 46.4995% 53.4995%  0.001%
      1998 and thereafter........................... 59.3995% 40.5995%  0.001%

  The "Capital Interests" of the Partners with respect to each fiscal year are as follows:

        FISCAL
         YEAR
        ENDING                                         IMC      FRP    MANAGING
       JUNE 30                                       PARTNER  PARTNER  PARTNER
       -------                                       -------- -------- --------
      1994.......................................... 53.4995% 46.4995%  0.001%
      1995.......................................... 54.8995% 45.0995%  0.001%
      1996.......................................... 56.3995% 43.5995%  0.001%
      1997.......................................... 57.7995% 42.1995%  0.001%
      1998 and thereafter........................... 59.3995% 40.5995%  0.001%

  "Distributable Cash" means, with respect to any Partner for any period, the sum of (i) "Current Interest Cash" for such period multiplied by such Partner's Current Interest as of the last day of such period, plus (ii) "Capital Interest Cash" for such period multiplied by such Partner's Capital Interest as of the last day of such period, except that the Capital Proceeds from a Capital Transaction occurring in a prior period will be calculated using the Capital Interest in effect as of the last day of the period in which the Capital Transaction which generated such Capital Proceeds was deemed to have occurred.

  In addition to the suspension and repayment that is to occur under the circumstances described under "Cash Contributions" below, if either IMC or FRP fails to pay any claim (a "Contribution Agreement Claim") by the Partnership or another Partner or any of its respective affiliates (the "Non-Defaulting Partner") under the Contribution Agreement or if either the IMC Partner or the FRP Partner fails to make any payment due under the Partnership Agreement (including, without limitation, any cash contribution described under "Cash Contributions" below) then the Partnership shall suspend all payments and distributions otherwise due hereunder to the Partner that has so defaulted or whose parent entity has so defaulted (the "Defaulting Partner") and such payments and distributions will instead be recouped and applied to what would otherwise have been distributed to such Defaulting Partner to reduce the claim of the Non-Defaulting Partner, until such time as the Contribution Agreement Claim or such defaulted payment, as the case may be, together with interest on the unpaid amount thereof at the rate per annum equal to the lower of the maximum rate allowed by law or five percentage points over the prime lending rate announced publicly from time to time by Citibank, N.A. (the "Prime Rate"), has been paid in full.

 Cash Contributions

  The Policy Committee (or the CEOs), but not the Managing Partner, will determine the amount of any cash contributions to be made to the Partnership by the Partners. If either IMC Partner or FRP Partner fails to contribute such cash to the Partnership, the contributing Partner will have the right to advance additional cash to the Partnership equal to the amount such other Partner failed to contribute. Such advance, together with a proportionate amount of the corresponding cash contribution of the contributing Partner to the Partnership, will be deemed a Partner loan, bearing interest at the lower of the maximum rate permitted by law or five percentage points over the Prime Rate. Such loan will be recouped and otherwise paid from all funds which would otherwise have been available to make distributions to the Partners, all of which will be paid by the Partnership to the contributing Partner and applied to the payment of the Partner loan and all interest thereon, until the same has been paid in full.

 Partnership Working Capital Facility

  For a description of the revolving credit facility recently entered into by the Partnership, see "Description of Indebtedness--Partnership Working Capital Facility."

 Transfer or Encumbrance of Partnership Interests

  Before IMC Partner or FRP Partner may sell, or solicit bids from third parties to purchase, any portion of its Partnership interest, such Partner (the "Soliciting Partner") must notify the other Partner (the "Notified Partner") of its intent to sell or solicit and must not commence or continue any discussions with any person other than the Notified Partner for a "no-shop" period of 30 days. If the Notified Partner makes a bona fide offer to purchase the Partnership interest of the Soliciting Partner, the Notified Partner and Soliciting Partner shall negotiate in good faith for the purchase and sale of the Partnership interest of the Soliciting Partner for a "negotiation period" of an additional 15 days. The Soliciting Partner shall have the right, in its sole discretion, to accept or reject any offer of the Notified Partner. If the Notified Partner fails to make a bona fide offer before the expiration of the no-shop period or if the Soliciting Partner and the Notified Partner fail to execute a letter of intent for such purchase and sale or terminate negotiations prior to the end of the negotiation period, then the Soliciting Partner may enter into discussions with and/or sell to third parties any portion of its interest in the Partnership, subject to (i) the execution of definitive agreements within 220 days of the expiration of the negotiation period, (ii) the cash value of the consideration received being at least equal to 95% of the cash value of such offer made by the Notified Partner, and (iii) the transferee agreeing in writing to be bound by the terms of the Partnership Agreement.

  Upon the occurrence of a transaction (a "Triggering Event") which results in
(i) the ultimate parent of the Operating Partner owning less than a 35% beneficial interest in the Partnership or (ii) 65% or more of the issued and outstanding voting stock of the ultimate parent of the Operating Partner being owned by an affiliated group, subject to certain limited exceptions stated in the Partnership Agreement, the Operating Partner (the "Triggering Partner") shall give the non-Triggering Partner notice of such event and the non-Triggering Partner shall have the right to sell, within a certain period following receipt of such notice, and the Triggering Partner shall have the obligation to purchase, all but not less than all of the non-Triggering Partner's interest in the Partnership at its fair market value as determined in accordance with the terms of the Partnership Agreement. If the transaction that gave rise to the Triggering Event involves the sale of all or a portion of the Triggering Partner's interest in the Partnership, the non-Triggering Partner shall instead have the right to sell all, but not less than all, of its interest in the Partnership to the purchaser of the Triggering Partner's interest or to the Partnership.

 Parent Agreement

  The Parent Agreement (the "Parent Agreement"), to which IMC, FRP, FTX and the Partnership (and with respect to the provisions with respect to competing businesses and standstill, IFL) are parties, provides for the agreement by such parties to a number of the specific terms of the Partnership Agreement or the Contribution Agreement on terms which are parallel to such terms. The Parent Agreement contains covenants (which reflect the provisions of the Partnership Agreement) which prohibit the Partners and their affiliates from owning, managing, operating, controlling or investing in any business engaged in the Business (subject to certain exceptions) without first offering the opportunity to the Partnership in compliance with the provisions of the Partnership Agreement.

 General

  Following the formation of the joint venture Partnership, IMC continues to operate its potash mining and mixed fertilizer production businesses and retains its interest in the Main Pass joint ventures.

  The following discussion describes the Company's operations, including those of IMC's and FRP's phosphate fertilizer businesses contributed to the Partnership. Unless specified to the contrary, the historical financial information and other historical statistical information and data included in this "Business" discussion, however, relate only to the Company's operations prior to formation of the Partnership. For certain pro forma information relating to the Partnership, see "Selected Consolidated Financial Information" and "Management Discussion and Analysis of Financial Condition and Results of Operations."

PHOSPHATE ROCK

  Phosphorus is one of the key crop nutrients because of its role in photosynthesis. Abundant phosphorus stimulates root growth and reproduction processes in plants. While phosphorus is found in soil, it is found in insufficient amounts to sustain long-term crop growth. The only practical way to replenish phosphorus or improve nutrient levels is to apply commercial fertilizer containing phosphorus. About 87% of U.S. phosphate rock is produced in Florida and North Carolina. Varying in thickness from 5 to 25 feet, phosphate rock deposits are covered by a 10 to 50 foot layer of sandy overburden. The ore is extracted through surface mining after removal of the overburden and is then processed at one of IMC-Agrico's ten plants (four of which are closed at the present time) where it goes through washing, screening, sizing and flotation procedures designed to separate it from sands, clays and other foreign materials.

  The Partnership sells phosphate rock to fertilizer manufacturers in the United States, to foreign distributors and manufacturers and to animal feed manufacturers for the production of feed phosphates. The Partnership also uses phosphate rock internally in the production of phosphate chemicals at its New Wales, Nichols (currently idled) and South Pierce phosphate chemicals production facilities located in central Florida and its Faustina and Uncle Sam phosphate chemicals facilities located in Louisiana. Phosphate rock is generally mixed with sulfuric acid to produce phosphoric acid from which various phosphate chemicals can be produced.

 Phosphate Rock Production

  The Partnership's production capacity is approximately 31.5 million tons annually. However, production has been at less than capacity because of reduced demand and actions to control inventory. The Kingsford mine, located in central Florida, which was idled beginning May 1, 1993 due to weak market conditions, is scheduled to reopen in March 1994. In addition, IMC suspended operations at substantially all of its phosphate mining operations for the month of June 1993. An estimated 1,500 employees were affected. Effective July 12, 1993, IMC-Agrico temporarily reduced its phosphate rock mining operations at its largest mine in conjunction with its temporary reduction in DAP output. See "Phosphate Chemicals" below. In September 1991, IMC shut down all operations at its Clear Springs mine for an indefinite period due to economic reasons and in August 1993 announced that it would reopen its Clear Springs mine and idle its Payne Creek mine (contributed to the Partnership by FRP) in October 1993 for operational reasons. The related costs are expected to be immaterial. The Company's results of operations have not been materially affected by the idling of the Kingsford and Payne Creek phosphate rock mines because the product previously produced at these mines has been produced at other mines and depreciation at Payne Creek (which is being continued during the period at a reduced rate) along with other idle plant costs are not expected to be material.

  The following table compares IMC's (and for the six months ended December 31, 1993 IMC-Agrico's) production with total U.S. production, as reported by the U.S. Department of the Interior:

                                           FOR THE SIX
                                          MONTHS ENDED  FOR THE YEARS ENDED JUNE
                                          DECEMBER 31,            30,
                                          ------------  ------------------------
                                           1993   1992  1993 1992 1991 1990 1989
                                          ------ ------ ---- ---- ---- ---- ----
                                               (IN MILLIONS OF TONS, EXCEPT
                                                       PERCENTAGES)
   IMC's phosphate rock mined............    8.5    7.8 13.5 15.5 16.6 16.7 17.6
   Total U.S. phosphate rock mined.......   22.1   24.7 44.8 53.7 51.5 50.9 54.8

  The phosphate rock mines contributed by FRP to the Partnership produced 8.8 million tons of phosphate rock in 1993.

 Phosphate Rock Reserves

  The table below shows IMC's (and for the six months ended December 31, 1993, IMC-Agrico's) phosphate rock reserves and phosphate rock mined for the periods indicated and includes the reserve tonnage covered under lease agreements with Brewster Phosphates described below:

                                 FOR THE SIX
                                MONTHS ENDED      FOR THE YEARS ENDED JUNE
                                DECEMBER 31,                30,
                                ------------      ----------------------------
                                 1993     1992    1993  1992  1991  1990  1989
                                ------   ------   ----  ----  ----  ----  ----
                                     (IN MILLIONS OF TONS, EXCEPT
                                             PERCENTAGES)
   Reserves at end period (1)..    361      292   283   299   295   304   320
   Bone phosphate of lime (2)..     68%      68%   68%   68%   68%   68%   68%
   Reserves acquired...........     87      --    --     27    14    13    67
   Reserve revaluation.........    --         1    (3)   (8)   (7)  (13)   (2)

- --------
(1) Reserve estimates included here and elsewhere in this Prospectus have taken into account shrinkage attributable to mining and refining processes. In determining reserve estimates, the Company develops a rate of extraction per acre based on current mining results and engineering estimates. Adjustments in reserve estimates due to changes in the rate of extraction per acre are shown as reserve revaluations. Reserves are ore bodies which are believed to be economically recoverable at current costs and prices.
(2) Bone phosphate of lime ("BPL") is the standard industry term used to grade phosphate rock.

  IMC contributed to the Partnership its lease, under a long-term contract, of two phosphate rock processing plants from Brewster Phosphates. The annual capacity of these two plants is approximately five million tons. Currently, both plants are closed indefinitely subject to improved market conditions. IMC contributed to the Partnership approximately 30,200 acres of phosphate deposits in Manatee, DeSoto and Hardee Counties, Florida, about 40 miles south of current mining operations, which are called the South Florida deposits. (Deposits are ore bodies which require additional economic and mining feasibility studies before they can be classified as reserves.) These deposits differ substantially in their physical and chemical characteristics from the reserves currently being mined in Polk, Hillsborough and Manatee Counties, Florida. The South Florida deposits contain estimated recoverable phosphate rock of approximately 243 million tons with an average grade of approximately 65% BPL. Some of these deposits are located in what may be classified as unmineable wetland areas under standards set forth in current state and federal dredge and fill regulations.

  Through June 30, 1993, FRP owned or controlled the mineral rights to approximately 136,500 acres of land in St. Johns, Hardee, Polk and Manatee Counties, Florida, from which it mined phosphate rock. FRP owned and operated two mines, Fort Green and Payne Creek, with a combined annual production capacity of approximately 8.5 million tons and estimated reserves of 87 million tons. These mineral rights and mines were contributed to the Partnership.

  After the formation of the Partnership, IMC-Agrico's annual phosphate rock capacity is approximately 31.5 million tons per year. IMC-Agrico has proved and probable reserves of approximately 361 million tons, plus an additional 533 million tons of phosphate rock deposits, of which 289 million tons are available under option arrangements.

 Phosphate Rock Markets

  IMC-Agrico sells its phosphate rock under long-term contracts and in the spot market. IMC-Agrico also consumes a significant portion of its phosphate rock in the production of phosphate chemicals at its New Wales, Nichols (currently idled), South Pierce, Faustina and Uncle Sam facilities.

  Much of IMC-Agrico's export sales are made through the Phosphate Rock Export Association, formed under the Webb-Pomerene Act by IMC and certain other Florida phosphate rock producers. Under that Act, members of an industry may form associations to negotiate prices and other terms for the export sales of their products in order to compete more effectively in foreign markets. Export markets for phosphate rock are highly competitive, with the nationally controlled mines of Morocco and other countries being significant factors in terms of supply and price.

  IMC's (and for the six months ended December 31, 1993 IMC-Agrico's) phosphate rock shipments and average prices for the periods indicated were as follows:

                                          FOR THE SIX
                                         MONTHS ENDED  FOR THE YEARS ENDED JUNE
                                         DECEMBER 31,            30,
                                         ------------- ------------------------
                                          1993   1992  1993 1992 1991 1990 1989
                                         ------ ------ ---- ---- ---- ---- ----
                                         (IN MILLIONS OF TONS, EXCEPT DOLLARS)
   Domestic:
     Major long-term contracts into
      1996..............................    3.2   2.7   5.3  5.9  6.5  7.5  7.1
     Spot market........................     .2    .3    .6   .9  1.3  1.0   .7
     Export.............................    1.2    .9   1.4  1.9  2.1  2.9  3.3
     Captive............................    5.4   3.1   6.3  6.2  6.3  6.0  5.4
                                         ------ -----  ---- ---- ---- ---- ----
       Total shipments..................   10.0   7.0  13.6 14.9 16.2 17.4 16.5
                                         ====== =====  ==== ==== ==== ==== ====
   Average price per ton................ $   20 $  23  $ 23 $ 23 $ 23 $ 22 $ 21

  The phosphate rock business contributed by FRP to the Partnership shipped 7.9 million tons of phosphate rock in 1993, 900,000 tons of which was exported and 7 million tons of which was used by FRP's phosphate chemicals operations.

PHOSPHATE CHEMICALS

  Once phosphate rock is mined, it can then be processed into phosphate chemicals. The phosphate chemicals facilities contributed to the Partnership by IMC primarily manufacture four forms of phosphate chemicals: DAP, monoammonium phosphate ("MAP"), granular triple superphosphate ("GTSP"), and merchant grade phosphoric acid. The New Wales phosphate chemicals complex, located near Mulberry, Florida, is the largest phosphate chemicals plant in the world with an estimated annual capacity of 1.76 million tons of phosphoric acid (P/2/O/5/ equivalent). "P/2/O/5/" is an industry term indicating a product's phosphate content measured chemically in units of phosphorous pentoxide. On December 31, 1992, IMC completed its acquisition of a DAP plant near Nichols, Florida, formerly owned by Conserv, Inc. In May 1993, IMC idled the Nichols plant, which represented approximately 20% of IMC's DAP production capacity, in response to severe price erosion. The Nichols plant has an estimated capacity of 600,000 tons of DAP a year. Total production from both plants in 1993 was 1.8 million tons of phosphoric acid (P/2/O/5/ equivalent).

  FRP's phosphate chemicals facilities contributed to the Partnership produce fertilizer products, including sulfuric acid, phosphoric acid, granulated phosphate chemicals, anhydrous ammonia and urea. The South Pierce plant, located at Bartow, Florida, has facilities for the production of sulfuric acid, phosphoric acid, GTSP, and technical grade DAP and MAP for industrial uses. The Faustina plant, located at Donaldsonville, Louisiana, has facilities for the production of anhydrous ammonia, urea, sulfuric acid, phosphoric acid, DAP and MAP. The Uncle Sam plant, located at Uncle Sam, Louisiana, has facilities for the production of sulfuric acid and phosphoric acid. These plants have an estimated annual capacity to produce 530,000 tons of anhydrous ammonia, 260,000 tons of urea, approximately 5.4 million tons of sulfuric acid and approximately
1.99 million tons of phosphoric acid. The Taft plant, located at Taft, Louisiana, has facilities which upgrade phosphoric acid into 1.0 million tons of DAP and MAP.

  After the formation of the Partnership, IMC-Agrico's annual phosphate chemicals production capacity is approximately 4.0 million tons of phosphoric acid (P/2/O/5/ equivalent).

  As a result of the then current oversupply of, and reduced demand for, DAP, effective July 12, 1993, IMC-Agrico reduced temporarily its DAP output by approximately 40% of capacity by, among other things, idling the Taft plant and reducing operations at New Wales. Subsequently, IMC-Agrico has gradually increased operations at New Wales and, in December 1993, the Taft plant resumed operations.

  Phosphate rock, sulphur and ammonia are the three principal raw materials used in the production of phosphate chemicals. Phosphate rock is supplied by IMC-Agrico's nearby Florida mines. Sulphur, until recently, was purchased exclusively from domestic suppliers. FRP and IMC both have interests in a joint venture which began mining sulphur reserves at Main Pass in April 1992. FRP continues to operate the Main Pass joint venture through its Sulphur Division. By the end of calendar 1993 Main Pass achieved full design operating rates of 5,500 long tons per day (approximately 2.0 million long tons per year, or approximately 500,000 long tons net to IMC) and has since sustained production at or above that level. IMC and FRP have entered into an agreement to supply IMC-Agrico with its sulphur requirements. FRP will supply its share of the requirements through its Sulphur Division and IMC will supply its share of the requirements through its share of Main Pass production and purchases from third parties. See "Other Products--Sulphur and Oil & Natural Gas" below. Nearly all of IMC's ammonia needs were supplied by IMC's Louisiana production facilities until February 1992, when the operations were sold. Since then, IMC's ammonia needs primarily have been fulfilled by domestic suppliers under long-term contracts.

 Phosphate Chemicals Markets

  IMC-Agrico sells its phosphate chemicals in the spot market and under long-term contracts. Virtually all of IMC's and FRP's export sales were, and virtually all of IMC-Agrico's export sales are, marketed through the Phosphate Chemicals Export Association, a Webb-Pomerene Act organization.

  The table below shows IMC's (and for the six months ended December 31, 1993 IMC-Agrico's) shipments of phosphate chemicals in P/2/O/5/ tons and average prices for the periods indicated.

                                         FOR THE
                                        SIX MONTHS
                                          ENDED
                                         DECEMBER
                                           31,     FOR THE YEARS ENDED JUNE 30,
                                        ---------- -----------------------------
                                        1993  1992 1993  1992  1991  1990  1989
                                        ----- ---- ----- ----- ----- ----- -----
                                         (IN THOUSANDS OF P/2/O/5/ TONS, EXCEPT
                                                        DOLLARS)
   Domestic:
     Spot market.......................   722  323   755   700   693   664   663
     Contracts expiring in 1996........    57   49   107   114   120   121   121
     Pitman-Moore......................   139  139   276   281   271   247   240
     Captive...........................    42   26    50    44    44    49    49
                                        ----- ---- ----- ----- ----- ----- -----
                                          960  587 1,188 1,139 1,128 1,081 1,073
   Export..............................   705  321   682   580   554   568   575
                                        ----- ---- ----- ----- ----- ----- -----
       Total shipments................. 1,665  858 1,870 1,719 1,682 1,649 1,648
                                        ===== ==== ===== ===== ===== ===== =====
   Average price per ton............... $ 110 $109 $ 102 $ 122 $ 133 $ 121 $ 144

  In 1993, FRP sold 1.2 million P/2/O/5/ tons of phosphate chemicals domestically and 1.0 million P/2/O/5/ tons of phosphate chemicals for export.

 Animal Feed Ingredient Agreements

  IMC has a management agreement with Pitman-Moore, Inc. ("Pitman-Moore"), a wholly owned subsidiary of IMCERA Group Inc. ("IMCERA"), under which IMC operates certain Pitman-Moore facilities at the New Wales phosphate chemicals complex, which manufacture animal feed-grade phosphate products, and supplies utilities for the operation of such facilities until at least June 30, 1997. There is also a similar management agreement under which IMC operates a limestone mine for IMCERA to obtain limestone for use in the animal feed plant. Under the management agreement, charges for the conversion of raw materials, described below, into finished products, as well as for supplying utilities to the plant, are based on IMC's actual cost.

  In addition, IMC entered into supply agreements with Pitman-Moore under which IMC would supply Pitman-Moore's requirements of raw materials for its animal feed plant. Under these agreements, IMC agreed to supply phosphoric acid through at least June 30, 1997 and anhydrous ammonia on a year-to-year basis unless terminated by either party. In addition, IMC entered into an agreement to supply Pitman-Moore 85,000 to 105,000 tons of phosphate rock annually, but not beyond June 30, 1998. This contract extends year-to-year unless terminated by either party. IMC also supplied Pitman-Moore with railcars for transporting its product. These supply agreements were transferred to the Partnership upon its formation. IMC has also agreed to supply Pitman-Moore with its requirements of animal feed-grade potassium products from IMC's Carlsbad, New Mexico, potash operations.

POTASH

  Potassium is a key regulator of plant growth and facilitates transport of sugars, water and nutrients within the plant, activates starch formation and assists in various enzyme reactions. Although potassium is found in varying amounts in soils, modern, high-yield crop management programs require supplemental application on a regular basis to replace lost nutrients and to build nutrient levels to where they will support more aggressive production goals. The two major sources of potassium are muriate of potash and sulphate of potash. The Company mines both forms of potash at three underground mines in the U.S. and Canada. Two of the mines are located near Esterhazy, Saskatchewan. The remaining mine is located near Carlsbad, New Mexico. Adjacent to the mines are refineries for processing the mined ore. With a combined capacity of over five million tons per year, the Company is one of the largest potash producers in the world.

  The term potash applies generally to the common salts of potassium. Since the amount of potassium in these salts varies, the industry has established a common standard of measurement by defining a product's potassium content in terms of equivalent percentages of potassium oxide (K/2/O). A K/2/O equivalent of 60% is the customary minimum standard for muriate of potash products.

  The Company's potash is sold throughout the world, with the largest markets being in the United States, China, Japan, Malaysia, Korea and Latin America. Potash is also used internally in the manufacture of mixed fertilizers. The Company's exports from Canada, except to the United States, are made through Canpotex Limited, an export association of Saskatchewan potash producers.

  See "Investment Considerations--Potash Antitrust Litigation" for a description of certain antitrust lawsuits filed against, and a Federal grand jury antitrust investigation of, North American potash producers.

 Saskatchewan Potash Operations

  The Company's two interconnected potash mines in Saskatchewan are owned and operated by IMC-Canada. The total annual production capacity of IMC-Canada's refinery facilities is estimated to be 4.2 million tons of finished product.

  Potash mining in Saskatchewan takes place underground at depths of over 3,000 feet where continuous mining machines cut out the ore face and move jagged chunks of salt to conveyor belts. The ore is then crushed and moved to storage bins where it awaits hoisting to refineries above ground. IMC-Canada produces six different potash products, some through patented processes. Product grades produced are Standard, Special Standard, Coarse, Granular and White Muriate, and Refined KCL.

  PCS controls approximately 47% of Saskatchewan's potash production capacity. One of PCS's properties consists of reserves that are in the vicinity of IMC-Canada's potash operations. Under a long-term contract with PCS, IMC-Canada is obligated to mine and refine these reserves for a fee plus a pro rata share of production costs (including the water inflow expenditures described below). The specified quantities of potash to be produced for PCS may, at the option of PCS, amount to an annual maximum of approximately one-fourth of the tons produced by IMC-Canada, but not to exceed 1,050,000 tons. The current contract continues in effect until June 30, 1996, and, at the option of PCS, can be renewed on the same terms for six additional five-year periods.

  A water inflow at the mines has continued in greater or lesser degree since December 1985. As a result, IMC-Canada has suffered property damage and business interruption losses and has been forced to install substantial pumping capacity and to undertake other substantial remedial efforts to stop the flooding and save the mine. IMC-Canada has significantly reduced the inflow since the initial discovery and has been able to meet all sales obligations and requirements to date from production at the mines. Remedial efforts are ongoing with C$377 million having been expended through December 31, 1993, including contributions of C$81.3 million by PCS. Total expenditures were approximately C$33 million in 1993 and are estimated to be C$25 million in 1994. There can be no assurance that the amounts required for remedial efforts in future years will not increase or that inflows will not increase to a level which would cause the Company to abandon the mine. The Company does not presently have in place, nor can it reasonably obtain, any insurance to cover damage to its underground potash operations.

  Any attempts to solve the water inflow situation at the mines could result in additional substantial expenditures and there can be no assurance that the Company will have sufficient funds to make such expenditures.

 Saskatchewan Potash Production

  The table below shows IMC-Canada's ore and product output for the periods indicated and the average K/2/O content.

                                   FOR THE SIX
                                  MONTHS ENDED    FOR THE YEARS ENDED JUNE
                                  DECEMBER 31,              30,
                                  --------------  ----------------------------
                                   1993    1992   1993  1992  1991  1990  1989
                                  ------  ------  ----  ----  ----  ----  ----
                                       (IN MILLIONS OF TONS, EXCEPT
                                               PERCENTAGES)
   Ore mined (for IMC-Canada)....      3       3     7     7     7     6     7
   Average K/2/O content of ore
    mined........................   24.3%   24.7% 24.9% 24.4% 24.2% 24.6% 24.2%
   Potash produced:
   IMC-Canada....................    1.0     1.2   2.4   2.4   2.4   2.3   2.6
   PCS...........................     .2      .3    .5    .5    .5    .5    .9
                                  ------  ------  ----  ----  ----  ----  ----
     Total potash produced.......    1.2     1.5   2.9   2.9   2.9   2.8   3.5
                                  ======  ======  ====  ====  ====  ====  ====
   Average K/2/O content of fin-
    ished product................   61.4%   61.2% 61.3% 61.2% 61.1% 61.2% 61.1%

 Saskatchewan Potash Reserves

  IMC-Canada presently controls the rights to mine 207,726 acres of potash-bearing land in southeastern Saskatchewan. This land, of which 43,441 acres have already been mined or abandoned, contains over 1.5 billion tons of recoverable ore at an average grade of 24.5% K/2/O--enough to support current operations for more than a century. This ore will yield approximately 533 million tons of finished product with a K/2/O content of approximately 61%.

  The table below shows IMC-Canada's reserves for the periods indicated:

                                FOR THE SIX
                                  MONTHS
                                   ENDED
                                 DECEMBER
                                    31,     FOR THE YEARS ENDED JUNE 30,
                                ----------- ---------------------------------
                                1993  1992  1993   1992   1991   1990   1989
                                ----- ----- -----  -----  -----  -----  -----
                                          (IN MILLIONS OF TONS)
   Reserves at end of period
    (1)........................ 1,514 1,642 1,517  1,646  1,327  1,317  1,279
   Reserves acquired...........   --    --      1    395     19     50     25
   Reserve revaluation.........   --    --   (122)   (68)    (2)    (6)    (8)

- --------
(1) See Note 1 to the reserve table found under "Phosphate Rock--Phosphate Rock Reserves" above.

 Carlsbad Potash Operations

  At its Carlsbad, New Mexico operations, IMC mines potash at levels 700 to 900 feet underground with an annual production capacity of over one million tons of finished product a year. The ore mined is of three types: (1) sylvinite, a mixture of potassium chloride and sodium chloride, the same as the ore mined in Saskatchewan; (2) langbeinite, a double sulphate of potassium and magnesium; and (3) a mixed ore, containing both potassium chloride and langbeinite.

  Conventional mining methods are utilized for ore extraction. A wide ore face is undercut and holes drilled to accept explosive charges. After detonation, the loose ore is loaded and transported to storage areas where it is hoisted above ground for further processing at the refinery.

  Three types of potash are produced at the refinery: muriate of potash, which is the primary source of potassium for the fertilizer industry, a double sulphate of potash magnesia, marketed under the brand name Sul-Po-Mag(R), containing significant amounts of sulphur, potassium and magnesium, with low levels of chlorine, and sulphate of potash, supplying sulphur and a high concentration of potassium with low levels of chlorine. The Company believes it is the larger of the two U.S. producers of double sulphate of potash magnesia and the largest of several U.S. producers of sulphate of potash.

 Carlsbad Potash Production

  The following table shows Carlsbad production figures for the periods indicated:

                                   FOR THE SIX
                                  MONTHS ENDED    FOR THE YEARS ENDED JUNE
                                  DECEMBER 31,              30,
                                  --------------  ----------------------------
                                   1993    1992   1993  1992  1991  1990  1989
                                  ------  ------  ----  ----  ----  ----  ----
                                       (IN MILLIONS OF TONS, EXCEPT
                                               PERCENTAGES)
   Ore mined.....................      4       3     7     6     6     5     5
   Average K/2/O content of ore
    mined........................   10.8%   10.7% 11.0% 13.1% 13.5% 14.1% 14.2%
   Potash produced...............     .6      .5   1.1   1.0   1.1   1.1   1.0

 Carlsbad Potash Reserves

  The Company mines and refines potash from 43,200 acres of reserves which IMC controls under long-term leases. These reserves contain an estimated total of 172 million tons of recoverable ore in four mining beds at thicknesses ranging from 5.5 to 8.5 feet. At average refinery rates, these ore reserves are estimated to be sufficient to yield 13.2 million tons of concentrate from sylvinite with an average grade of 60% K/2/O and 30.2 million tons of langbeinite concentrate with an average grade of approximately 22% K/2/O.

  At current elevated rates of production, IMC's reserves of sylvinite and langbeinite are estimated to be sufficient to support operations for more than 25 years. The table below shows Carlsbad's reserves for the periods indicated.

                                        FOR THE SIX
                                       MONTHS ENDED    FOR THE YEARS ENDED JUNE
                                       DECEMBER 31,              30,
                                       --------------  ------------------------
                                        1993    1992   1993 1992 1991 1990 1989
                                       ------  ------  ---- ---- ---- ---- ----
                                               (IN MILLIONS OF TONS)
   Reserves at end of period (1)......    172     179  176  183  180  186  191
   Reserves acquired..................    --      --   --     9  --   --   --

- --------
(1)See Note 1 to the reserve table found under "Phosphate Rock--Phosphate Rock Reserves" above.

 Total Company Potash Production

  In addition to the Company, there are 13 North American potash producers, eight in the United States and five in Canada. The following table compares the Company's combined U.S. and Canadian production with total North American production.

                               FOR THE SIX
                              MONTHS ENDED
                              DECEMBER 31,         FOR THE YEARS ENDED JUNE 30,
                            ------------------  ----------------------------------
                              1993      1992     1993   1992   1991   1990   1989
                            --------  --------  ------ ------ ------ ------ ------
                              (IN MILLIONS OF K/2/O TONS, EXCEPT PERCENTAGES)
   Company:
     Saskatchewan (1)......       .6        .7    1.5    1.5     1.5   1.4     1.6
     Carlsbad..............       .2        .2     .5     .4      .5    .4      .4
                            --------  --------  -----  -----  ------ -----  ------
       Total Company pro-
        duction............       .8        .9    2.0    1.9     2.0   1.8     2.0
   Total North American
    production.............      4.1       4.7    9.8    9.7    10.1   9.3    10.5

- --------
(1)Production for PCS excluded.

 Total Company Potash Shipments

  The following table summarizes the Company's shipments and average prices of potash for the periods indicated:

                                      FOR THE SIX
                                     MONTHS ENDED
                                     DECEMBER 31,  FOR THE YEARS ENDED JUNE 30,
                                     ------------- -----------------------------
                                      1993   1992  1993  1992  1991  1990  1989
                                     ------ ------ ----- ----- ----- ----- -----
                                       (IN THOUSANDS OF TONS, EXCEPT DOLLARS)
   Shipments:
     Domestic (U.S. and Canada)....     824  1,025 2,297 2,220 2,241 2,252 2,292
     Foreign.......................     376    476   943   966 1,060   897 1,120
     Captive (principally for mixed
      fertilizers).................     136    127   269   256   230   247   255
                                     ------ ------ ----- ----- ----- ----- -----
       Total shipments.............   1,336  1,628 3,509 3,442 3,531 3,396 3,667
                                     ====== ====== ===== ===== ===== ===== =====
   Average price per ton...........  $   68 $   72 $  68 $  69 $  70 $  68 $  74

 Total Company Potash Reserves

  The following table summarizes the Company's total potash reserves for the periods indicated.

                                      FOR THE SIX
                                     MONTHS ENDED
                                     DECEMBER 31,  FOR THE YEARS ENDED JUNE 30,
                                     ------------- -----------------------------
                                      1993   1992  1993  1992  1991  1990  1989
                                     ------ ------ ----- ----- ----- ----- -----
                                                (IN MILLIONS OF TONS)
   Saskatchewan (1).................  1,514  1,642 1,517 1,646 1,327 1,317 1,279
   Carlsbad (1).....................    172    179   176   183   180   186   191
                                     ------ ------ ----- ----- ----- ----- -----
     Total potash reserves..........  1,686  1,821 1,693 1,829 1,507 1,503 1,470
                                     ====== ====== ===== ===== ===== ===== =====

- --------
(1)See Note 1 to the reserve table found under "Phosphate Rock--Phosphate Rock Reserves" above.

OTHER PRODUCTS

  Mixed Fertilizers. The Company operates four large granulation plants and 15 smaller facilities, primarily in the southeastern United States, for bulk-blending and/or warehousing. Most of the fertilizer raw materials used by these operations are supplied by the Company's mines and plants. IMC makes mixed fertilizers through granulation and bulk-blending. Granulation is a process in which various dry and liquid raw materials are chemically combined and then pelletized. Bulk-blending is a simple physical mixing or blending of suitable fertilizer materials. IMC's total mixed fertilizer shipments for 1993 and 1992 were approximately 727,000 and 706,000 tons, respectively.

  IMC's mixed fertilizers are marketed in the U.S. and sold principally to independent dealers, distributors and farmers, with some sales made directly to other fertilizer manufacturers. Sales are largely concentrated in the spring planting season. Weather has some impact on the time and length of the planting season and can have a significant effect on mixed fertilizer prices.

  Uranium Oxide. Until the formation of the Partnership, IMC owned four plants in central Florida for the extraction and processing of uranium oxide (U/3/O/8/) as a by-product of phosphoric acid. Three of these plants are primary recovery units and the fourth is a final processing refinery. Phosphate rock is a source of uranium, with the uranium content varying from deposit to deposit. When central Florida rock is converted into phosphoric acid, there is about a pound of uranium oxide in each ton of the acid (P/2/O/5/ equivalent).

  One of the primary recovery units and the final processing refinery adjoin the New Wales phosphate chemicals plant. That primary recovery unit produced a minimal amount of uranium oxide in 1993 and approximately 1.17 million pounds of uranium oxide in 1992. Uranium oxide is extracted from the phosphoric acid manufactured at the New Wales plant.

  Two other primary recovery units are adjacent to phosphate chemicals plants owned and operated by two subsidiaries of CF Industries, Inc. ("CF") located at Bartow and Plant City, Florida. The Bartow recovery unit has not operated since July 1985, is being dismantled, and was not contributed to the Partnership. In 1989, a permanent shutdown of this facility was negotiated for economic reasons, at which time title to part of this facility was transferred to CF. The other recovery unit at Plant City extracts uranium oxide from CF's phosphoric acid production at that plant. The oxide is then transported to the Company's refinery for final processing. There was no production of uranium oxide from the Plant City unit in 1993 compared to approximately 900,000 pounds in 1992. IMC extracted and purchased CF's uranium oxide under a contract that ran through December 31, 1992. However, due to the expiration of its long-term sales contracts at June 30, 1992 and the depressed market price of uranium oxide, IMC reached an agreement with CF to suspend production six months early.

  Most of the production was sold under seven contracts which expired June 30, 1992 to supply uranium oxide for nuclear power plants. Shipments under the above mentioned contracts were delivered at a price in 1992 which was substantially above market prices. In 1992, net sales of uranium oxide accounted for 6% of the Company's net sales and 9% of gross margins. Because of the depressed market price of uranium oxide, IMC has been unable to secure contracts with pricing terms favorable enough, in relationship to production cost, to warrant continued operation of the uranium oxide plants. Therefore, in addition to the agreement with CF to suspend production at Plant City, uranium oxide production at New Wales was suspended during the second quarter of fiscal 1993. The suspension of production at New Wales and Plant City is expected to be temporary, and production will resume when uranium oxide prices warrant renewed operation.

  In connection with the formation of the Partnership, IMC's uranium oxide recovery facilities, except for its Bartow recovery unit, were contributed to the Partnership. FRP also contributed to the Partnership its uranium oxide extraction facilities which are located adjacent to the phosphate chemical plants at Uncle Sam and Donaldsonville, Louisiana.

  FRP also contributed to the Partnership its interests in a joint venture agreement for the production and marketing of uranium oxide. Under the agreement, Denison Mines Ltd. is responsible for marketing uranium oxide produced from FRP's production facilities contributed to the Partnership under long-term contracts which currently yield prices significantly above spot market prices.

  Sulphur and Oil & Natural Gas. IMC has a 25% participation interest in a joint venture which, in 1989, discovered proved and probable sulphur reserves totalling 67 million long tons at Main Pass, offshore Louisiana. FRP operates the joint venture and has a 58.33% interest therein. By the end of calendar 1993 Main Pass achieved full design operating rates of 5,500 long tons per day (approximately 2.0 million long tons per year, or approximately 500,000 long tons net to IMC) and has since sustained production at or above that level. IMC will use its share of the sulphur to satisfy a portion of its obligations under the sulphur agreements relating to the Partnership. IMC previously purchased all of its sulphur requirements from third parties. As of June 30, 1993, IMC had expended approximately $198.6 million for its share of the sulphur project.

  During the exploration for sulphur at Main Pass, the joint venture also discovered oil & natural gas reserves, and in June 1990 the joint venture partners acquired the rights to such reserves. A related joint venture began producing natural gas in October 1991 and oil in November 1991. It is currently estimated that the field contains proved and probable reserves of 20.8 million barrels of oil and 2.5 billion cubic feet of natural gas. Through December 31, 1993, 17.9 million barrels of oil and 2.5 billion cubic feet of natural gas have been produced by the related joint venture.

INTERNATIONAL OPERATIONS

  Outside the U.S., the Company's products are sold primarily through one Canadian and three U.S. export associations. Due to economic and political factors, customers can change dramatically from year to year. In 1993, principal customer countries included China, India, Japan, Korea, Australia and several Latin American and European countries. The Company maintains an international marketing sales force which works with and provides a variety of agronomic and technical services to foreign customers such as government agencies to help improve economic yields and agricultural technology.

ENVIRONMENTAL MATTERS

  The Company is subject to various environmental laws of federal and local governments in the United States and Canada. Although significant capital expenditures and operating costs have been incurred and will continue to be incurred on account of these laws and regulations, the Company does not believe they have had or will have a material adverse effect on its business. However, the Company cannot predict the impact of new or changed laws or regulations. Moreover, while the Company believes it operates professionally and prudently, and historically it has not encountered situations involving material environmental problems, its business inherently exposes it to risks such as the potential for escape of toxic gases into the atmosphere, waste water or rain water run-off from open mines, or the disposal of waste products from mining or manufacturing. These or similar problems could cause injury to third parties or require substantial expenditures to restore the areas on or around the Company's properties.

  The Company is the subject from time to time of investigations relating to enforcement of various federal, state and provincial laws and regulations by environmental authorities relating to properties the Company owns or has owned and disposal of wastes. Although there can be no assurance in this regard, the Company believes that none of the current investigations, individually or collectively, will have a material adverse effect on the Company.

  In connection with the development order received from Polk County, Florida authorities in July 1990 for the New Wales gypsum stack expansion at its New Wales phosphate chemicals facility, the Company agreed to sample groundwater through monitoring wells on a quarterly basis. Under the terms of the development order, if the samples indicated groundwater contamination in excess of specified levels, the Company would have two years to take out of service the cooling pond relating to the gypsum stack.

  Beginning in July 1992, water samples taken at New Wales indicated substantially elevated levels of sulphate concentrations, a non-toxic contaminant, above permitted levels. The Company immediately began an investigation and believes, based on available information and the advice of outside experts, that the likely sources of contamination are one or more of the 12 former recharge wells located within the cooling pond. By the end of September 1993, all of the recharge wells had been located and plugged. The aggregate cost of locating and plugging the 12 recharge wells was approximately $2.3 million. Pursuant to an amended development order and related action plan, which had been approved by the Central Florida Regional Planning Council (the "CFRPC") and by Polk County authorities, (i) the Company had until April 30, 1994 to locate and plug the 12 recharge wells and has until October 30, 1994 for levels of contamination to return to permitted levels, and (ii) if either of such deadlines is not met, the Company will have until September 1997 to obtain permits for and to accomplish the lining or relocation of the cooling pond. The cost of such lining or relocation, if necessary, is currently estimated to be between $35 million and $68 million, with the bulk of any such expenditures expected to take place in 1996 and 1997. The Company has been advised by its outside experts that plugging the recharge wells should reduce the contamination to permitted levels, but there can be no assurance in this regard. Test results show that the levels of contamination have slowly declined but have not reached permitted levels and there can be no assurance the permitted levels will be reached by October 30, 1994. If the permitted levels are not reached by October 30, 1994 but the trend has continued downward, the Company would likely seek from the CFRPC and the Polk County Authorities an extension of the deadline, although there can be no assurance that such extension would be granted. Pursuant to the agreement for the formation of the Partnership discussed above, any expenditures relating to these, or any other, actions with respect to this contamination would be a liability retained by IMC, provided that the first $5 million aggregate amount of expenditures incurred subsequent to the formation of the Partnership that related to this contamination or certain other environmental liabilities identified in the agreement for the formation of the Partnership would be a liability assumed by the Partnership.

  The Wisconsin Department of Natural Resources ("DNR") conducted tests which indicated there may be herbicide and nitrate contamination of soil at a former Company-owned farm center at Edmund, Wisconsin, and of drinking water wells near that farm center. No connection between the contamination of the wells and the operations at the former Company-owned farm center has been established. The Company cleaned the soil at the site to the satisfaction of the DNR. The Company is currently conducting discussions with the DNR to determine the extent to which groundwater remediation may be required. The magnitude of any liability the Company may have has not yet been determined, but it is not expected to be material to the Company.

  The U.S. Environmental Protection Agency ("EPA") has designated a site in Reading, Ohio, to be on the U.S. Superfund list; the site has become commonly known as the Pristine Site. The Company owned a fertilizer plant on a portion of the Pristine Site for many years ending in 1970. The EPA has reached agreement with numerous potentially responsible parties ("PRPs"), under which the PRPs will undertake investigation and remediation of that site. The PRPs presently estimate the costs of that effort to be $30 million. On March 12, 1993, the Company reached an agreement in principle with the trustees under the trust fund established by the PRPs to settle this matter by the payment of $2.975 million ($1.845 million after taxes) by the Company. In August 1993, the Company paid $2.975 million to settle this matter.

  The EPA has been investigating the Company's operations in Florida concerning possible exceedences of waste water discharge levels under applicable permits. On November 4, 1993, Company representatives were informed by EPA representatives that approval had been obtained for the filing of a civil action against the Company in Federal district court seeking civil penalties and other relief. The EPA representatives stated that, although their calculations showed the potential for a substantially higher maximum civil penalty, the EPA would accept $6 million to $10 million in some combination of penalty payments and implementation of supplemental projects to settle the matter. The Company has taken action to bring itself into compliance with the Federal waste water discharge permits and has responded to the EPA allegations and suggested a settlement range. There can be no assurance that this matter will be disposed of by settlement, for an amount in the $6 million to $10 million range, or otherwise. Pursuant to the terms of the Contribution Agreement, all liabilities incurred in connection with this matter were retained by IMC and not transferred to the Partnership.

  The Company was recently notified by the EPA that it is alleged to be a PRP for pollution of a site in Woodstock, Illinois designated to be on the U.S. Superfund list. The Company has not had the opportunity to investigate the basis, if any, for this allegation.

  For a discussion of the Company's environmental capital expenditures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Matters."

LITIGATION MATTERS

  In the ordinary course of its business, the Company is and will from time to time be involved in routine litigation. Except for the matter discussed below and the matters discussed under "Investment Considerations--Sterlington Litigation" and "--Potash Antitrust Litigation," the Company believes that none of the litigation pending or known to be threatened at this time is material to the Company.

 Purported Louisiana Class Action

  The plaintiff in this lawsuit, which alleges that IMC and FRP affiliates discharged contaminants into the Mississippi River which made their way into the New Orleans water supply and thereby injured New Orleans residents, has stated that he wishes to have this lawsuit voluntarily dismissed. Upon such dismissal, this litigation would be terminated without payment by the defendants.

                          DESCRIPTION OF INDEBTEDNESS

  The following is a summary of the terms of certain indebtedness of IFL, IMC and the Partnership, as amended to date, and is qualified in its entirety by reference to the agreements governing such indebtedness. Copies of such agreements have been filed with the Commission and are available upon request.

IMC WORKING CAPITAL FACILITY

  On June 29, 1993, IMC obtained a revolving credit facility from a group of banks (the "Lenders") pursuant to which IMC may borrow up to $100,000,000 for general corporate purposes, including financing of seasonal working capital needs. The IMC Working Capital Facility includes a $38,000,000 sub-facility for standby letters of credit. Borrowings under the IMC Working Capital Facility will be guaranteed by IFL. The IMC Working Capital Facility expires on June 30, 1996. As of December 31, 1993 $32 million was drawn down in the form of standby letters of credit principally to support tax free revenue bonds and pollution control bonds.

  The IMC Working Capital Facility provides that IMC will be required to have no outstanding borrowings thereunder in excess of $25,000,000 for (a) at least 30 consecutive days during the period commencing July 1, 1993 and ending on April 30, 1994 and (b) at least 60 consecutive days in each 12-month period commencing May 1, 1994 and each anniversary thereof. In addition, the IMC Working Capital Facility provides for mandatory prepayments from the net proceeds (which, in the case of sales of Partnership assets, shall include only IMC's share of the net proceeds distributed to the Partners) of the sale of assets by IMC and its subsidiaries (other than sales of inventory in the ordinary course of business).

  Under the IMC Working Capital Facility, the rate of interest payable on outstanding amounts will be, at the election of IMC, the Applicable Margin (as defined below) above Citibank's (i) Base Rate or (ii) LIBOR Rate. The Applicable Margin means, so long as the Series 1992 IRBs (as defined below) are rated at least Ba3/BB- by either Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Corporation ("S&P"), 1.0% with respect to Base Rate borrowings and 2.75% with respect to LIBOR borrowings. The Applicable Margin will increase 0.5% for every rating decrease, and decrease 0.5% for every rating increase, below Ba3/BB- by either Moody's or S&P, whichever is lower, and will decrease 0.25% for every rating increase, and increase 0.25% for every rating decrease, above Ba3/BB- by either Moody's or S&P, whichever is lower. The ratings with respect to the Series 1992 IRBs are currently B3/B which would result in an Applicable Margin of 2.5% with respect to Base Rate borrowings and 4.25% with respect to LIBOR borrowings. Under the IMC Working Capital Facility, IMC will pay a commitment fee of 1/2 of 1% on the unused portion of the IMC Working Capital Facility.

    The IMC Working Capital Facility provides, among other things, that:

    (i) The Company (including the Partnership) may not dispose of assets other than (a) sales of inventory in the ordinary course of business; (b) sales for cash and for fair value of specified assets; and (c) sales for cash and fair value of other assets the fair value of which is not in excess of $15,000,000 in the aggregate, provided that the net proceeds (which, in the case of sales of Partnership assets, shall include only IMC's share of the net proceeds distributed to the Partners) from the sales referred to in (b) and (c) above are used first to pay down outstanding debt under the IMC Working Capital Facility;

    (ii) IFL may pay dividends and make other distributions to shareholders only to the extent of 25% of cumulative net income of the Company earned subsequent to June 30, 1993;

    (iii) IMC may declare and pay cash dividends to IFL solely out of net income and retained earnings of IMC, and then only to the extent necessary to pay interest and principal on the Senior Notes, on the Seven-Year Notes or on other indebtedness of IFL existing on the effective date of the IMC Working Capital Facility and solely to the extent IMC has not paid interest and principal on the subordinated intercompany notes described below in an amount sufficient to pay such interest and principal; provided, that IMC may not pay dividends to IFL during the occurrence and continuance of a payment default or a bankruptcy default under the IMC Working Capital Facility;

    (iv) The Partnership may make partnership distributions so long as all advances due to IMC or IFL by any Partner of the Partnership have been paid in full and then only out of net income of the Partnership;

    (v) The Company may not make any capital expenditures, including capital expenditures in respect of the Partnership, in excess of (a) $23,400,000 through June 30, 1995 for capital expenditures related to attempts to achieve the anticipated Partnership cost savings plus (b) $80 million during any fiscal year;

    (vi) The Company may not create or permit to exist any liens on any of its assets, subject to specified exceptions; and

    (vii) The Company may not incur any indebtedness for borrowed money other than (a) indebtedness incurred by the Partnership pursuant to the Partnership Working Capital Facility in a principal amount up to $75 million; (b) indebtedness of IMC to IFL pursuant to subordinated intercompany notes; provided that IMC may pay interest on such subordinated intercompany notes and the principal thereof when due solely to the extent necessary to pay interest and principal on the Senior Notes, the Seven-Year

  Notes and other indebtedness of IFL existing on the effective date of the IMC Working Capital Facility and solely to the extent that IMC has not declared or paid cash dividends in an amount sufficient to pay such interest and principal on the Senior Notes, the Seven-Year Notes or such other permitted indebtedness of IFL; provided, further that IMC may not pay interest on such subordinated intercompany notes or the principal thereof during the occurrence and continuance of a payment default or a bankruptcy default under the IMC Working Capital Facility; and (c) the Seven-Year Notes.

    The IMC Working Capital Facility also provides that the following financial ratios and tests must be met:

    (i) The Company must maintain a minimum consolidated current ratio of 1.2 to 1.0;

    (ii) The Company must maintain net worth of $325,000,000 through March 31, 1994; $335,000,000 for the period from April 1, 1994 through December 31, 1994; $355,000,000 for the period from January 1, 1995 through March 31, 1995; and $385,000,000 for the period from April 1, 1995 through March 31, 1996;

    (iii) The Company must maintain an Interest Coverage Ratio and Fixed Charge Coverage Ratio (as defined below) as follows:

                      FOUR FISCAL                     INTEREST     FIXED CHARGE
                     QUARTERS ENDED                COVERAGE RATIO COVERAGE RATIO
                     --------------                -------------- --------------
      March 31, 1994..............................       .95            .50
      June 30, 1994...............................      1.50            .80
      September 30, 1994..........................      2.10           1.25
      December 31, 1994...........................      2.50           1.40
      March 31, 1995..............................      2.60           1.30
      June 30, 1995...............................      2.75           1.50
      September 30, 1995..........................      2.85           1.50
      December 31, 1995...........................      3.00           1.50
      March 31, 1996..............................      3.10           1.50

  "Interest Coverage Ratio" means the ratio of consolidated EBITDA (as defined in the IMC Working Capital Facility) of the Company to the cash interest payable on all debt of the Company, in each case for the immediately preceding four fiscal quarters;

  "Fixed Charge Coverage Ratio" means the ratio of consolidated EBITDA (as defined in the IMC Working Capital Facility) of the Company less capital expenditures to the sum of (1) cash interest payable on, and amortization of debt discounts in respect of, all debt of the Company plus (2) regularly scheduled principal repayments of the Company excluding amounts paid or payable to Angus/IRI on or before June 30, 1993; and

    (iv) IFL's Funded Debt/Capitalization Ratio may not exceed:

             AT                                                           RATIO
             --                                                           -----
      March 31, 1994.....................................................   75%
      June 30, 1994......................................................   74
      September 30, 1994.................................................   74
      December 31, 1994..................................................   73
      March 31, 1995.....................................................   72
      June 30, 1995......................................................   67
      September 30, 1995.................................................   65
      December 31, 1995..................................................   63
      March 31, 1996.....................................................   59
      June 30, 1996......................................................   57

PARTNERSHIP WORKING CAPITAL FACILITY

  In February 1994, IMC-Agrico entered into the $75 million Partnership Working Capital Facility with a group of banks. The Partnership Working Capital Facility, which has a letter of credit subfacility for up to $25 million, provides for a three year maturity. Borrowings under the Partnership Working Capital Facility are unsecured, with a negative pledge on substantially all of IMC-Agrico's assets. The Partnership Working Capital Facility has minimum net Partners' capital, fixed charge and current ratio requirements, places limitations on indebtedness of the Partnership and restricts the Partnership's ability to make Restricted Payments (as defined) to the Partners in excess of Distributable Cash or in the event of a default under the Partnership Working Capital Facility. IMC-Agrico has drawn down $2.8 million under the letter of credit subfacility and has no borrowings under the remainder of the Partnership Working Capital Facility.

ANGUS/IRI INDEBTEDNESS

  In connection with the settlement of the claims and litigation between IFL and IMC, on the one hand, and Angus and IRI, on the other hand, described in "Investment Considerations--Sterlington Litigation," IFL and IMC agreed to the entry of a judgment in favor of Angus and IRI in the amount of $220 million. So long as the Company makes certain specified installment payments aggregating $180 million (the "Payment Amount") on a timely basis, the entire judgment will be deemed satisfied. The last installment is due on June 30, 1996, though the Company has the right to prepay at any time the Payment Amount, in whole or in part, without penalty. Any amounts (net of attorneys' fees and certain other specified amounts) that the Company receives with respect to insurance coverage by, or actions against, its insurance carriers must be first used to prepay the Payment Amount. The unpaid portion of the Payment Amount bears interest at the rate of 8% per annum, payable quarterly. As of the date of this Prospectus, the Company has timely paid the first three installments aggregating $100 million.

  Upon the failure by IFL and IMC to make payment of any installment when due, Angus and IRI would have the right to fully execute on the unpaid balance of the $220 million judgment. Angus and IRI would also have the right to fully execute on the unpaid balance of the $220 million judgment upon the occurrence of any of the following events: (i) the commission by the Company of a monetary default under any of the agreements governing the IMC Working Capital Facility, the Senior Debentures (as defined below) and the Convertible Subordinated Notes (collectively, including any and all renewals or replacements thereof, additions thereto, and new debt facilities entered into after April 1, 1993, including the Senior Notes and the Seven-Year Notes, the "Funded Debt Agreements"); (ii) acceleration of any Funded Debt Agreement; (iii) the commission by the Company of a non-monetary default under a Funded Debt Agreement which default has not been cured within 30 days or, in the case of the IMC Working Capital Facility, 60 days of its noted occurrence; and (iv) certain acts of bankruptcy.

  So long as any portion of the Payment Amount remains outstanding, IFL and IMC may not grant a security interest in any of their property without prior notice to Angus and IRI and the granting to Angus and IRI of an equal and ratable security interest securing the Payment Amount, provided that IFL and IMC may grant a security interest of no more than $50 million in the aggregate in order to obtain new working capital financing.

POLK COUNTY IRBS

  In December 1991, the Polk County Industrial Development Authority (the "Authority") issued $50,675,000 aggregate principal amount of Industrial Development Revenue Bonds (IMC Fertilizer, Inc. Project) 1991 Tax Exempt Series A (the "Series 1991 IRBs") and in January 1992 the Authority issued $24,325,000 aggregate principal amount of Industrial Development Revenue Bonds (IMC Fertilizer, Inc. Project) 1992 Tax-Exempt Series A (the "Series 1992 IRBs," and, together with the Series 1991 IRBs, the "IRBs"). The proceeds from the IRBs were loaned to IMC pursuant to a loan agreement dated as of December 1, 1991 and a supplemental loan agreement dated as of January 1, 1992 (collectively, the "Loan

Agreement") to provide IMC with funds to finance the construction of a solid waste disposal facility (the "Project") located in Polk County, Florida. The IRBs are obligations of IMC, fully guaranteed by IFL, are not secured by the Project or otherwise and do not constitute a general debt, liability or obligation of the Authority or a debt, obligation or liability of the State of Florida. The IRBs bore interest payable semi-annually on January 1 and July 1, at the rate, through July 31, 1993, of 7.25% per annum with respect to all of the Series 1991 IRBs and 7.0% per annum with respect to all of the Series 1992 IRBs. As described below, such rates were increased to 7.60% per annum for the period from August 1, 1993 through December 31, 1993 and to 7.525% per annum thereafter in respect of substantially all of the Series 1991 Bonds and the Series 1992 Bonds. The Series 1991 IRBs are subject to redemption, in whole or in part, at the option of IMC on or after January 1, 2001 on any interest payment date, initially at a redemption price of 102% of the principal amount thereof, declining to 100% in 2003, in each case plus accrued interest to the redemption date. The Series 1992 IRBs have substantially identical redemption provisions, except that they are redeemable on or after January 1, 2002, initially at a redemption price of 102% of the principal amount thereof, declining to 100% in 2004, in each case plus accrued interest to the redemption date. The IRBs are also subject to mandatory redemption prior to their stated dates of maturity, in whole on any date or in part on any interest payment date, at par plus accrued interest to the date fixed for redemption, upon the occurrence of any one or more of the following conditions: (a) in whole, if the Loan Agreement, the Notes, the Guaranty, the Indenture (as such terms are defined in the Loan Agreement) or any of the IRBs become void, unenforceable or impossible of performance; (b) in whole or in part, if the Project or the Project Site (as defined in the Loan Agreement), or any part thereof is damaged or destroyed or taken, acquired or damaged by any public authority in the exercise of or under the threat of the exercise of its power of eminent domain, and with respect to the Project or Project Site IMC fails to elect within 90 days after the deposit of funds related thereto with the trustee with respect to the IRBs (the "IRB Trustee"), to repair, rebuild, replace or restore such property and the Authority elects to require redemption as provided in the Loan Agreement; or (c) in whole, upon a determination of federal taxability of the IRBs.

  On June 30, 1993, the registered owners of more than 51% in aggregate principal amount of the IRBs consented to the transfer of the Project to the Partnership and, in connection therewith, both the Authority and the IRB Trustee also consented to such transfer. In connection with such consents, the Authority and IMC entered into a Second Supplemental Loan Agreement amending the Loan Agreement (as amended, the "Amended IRB Agreement"), the Authority and the IRB Trustee entered into a Second Supplemental Indenture of Trust amending the indenture governing the IRBs (as amended, the "Amended IRB Indenture") and IFL, the Authority and the IRB Trustee entered into an Amendment to the guaranty of IFL with respect to the IRBs (as amended, the "Amended IRB Guaranty").

  As a result of the execution of such Second Supplemental Loan Agreement, Second Supplemental Indenture and Amendment to the Guaranty the terms and provisions summarized below are included in the Amended IRB Agreement, the Amended IRB Indenture or the Amended IRB Guaranty, as the case may be. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Amended IRB Agreement, the Amended IRB Indenture and the Amended IRB Guaranty (including the definitions therein of certain terms), copies of which have been filed by the Company with the Commission and are available upon request.

  As a result of the execution of the amendment to the Guaranty, IFL and IMC are bound, pursuant to the terms of the Amended IRB Guaranty, by certain additional covenants and other provisions (and their related defined terms) contained in the Indenture governing the Senior Notes, but incorporated into the Amended IRB Guaranty for the benefit of holders of IRBs (with certain modifications to make such covenants and provisions applicable to the Amended IRB Guaranty and for the benefit of holders of IRBs), including, among others, those described under "Senior Notes--Certain Covenants--Limitations on Restricted Payments and Restricted Investments" and "--Limitation on Additional Indebtedness," "--Limitation on Transactions with Affiliates," and "-- Limitation on Sale and Leaseback Transactions" below. In addition, as a result of the execution of the amendment to the Guaranty, the Amended IRB Guaranty provides that, so long as any IRBs are outstanding under the Amended IRB Indenture, IFL covenants for the benefit of the Authority, the IRB Trustee and the registered owners of the IRBs that: (i) without the consent of the IRB Trustee, the Authority and the holders of 51% or more in aggregate principal amount of the IRBs outstanding (a) IFL will not, and will not permit IMC to, transfer, convey or sell, in whole or in part, its interest in IMC Partner, except to another subsidiary of IFL 100% of the common stock of which is owned, directly or indirectly, by IMC; (b) IFL will not, and will not permit IMC or IMC Partner to, transfer, convey or sell, in whole or in part, IMC Partner's interest in the Partnership; and (c) IFL will not, and will not permit any of its Restricted Subsidiaries (as defined under the Indenture governing the Senior Notes) to, create, incur or otherwise cause or suffer to exist or become effective any Liens (as defined in the Indenture governing the Senior Notes) of any kind, except for Permitted Liens (as defined in the Indenture governing the Senior Notes), upon any property or asset of IFL or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, in favor of the agent, co-agent or any bank or party to the IMC Working Capital Facility and any refundings, refinancings, replacements or extensions thereof or the holders of any of the Installment Notes and any refundings, refinancings, replacements or extensions thereof (including the Seven-Year Notes), unless all payments due with respect to such IRBs are secured on an equal and ratable basis with the obligations under the IMC Working Capital Facility or the Installment Notes secured by such Liens until such time as such obligations are no longer secured by a Lien (except for Permitted Liens (as defined in the Indenture governing the Senior Notes)); and (ii) IFL will cause IMC Partner to declare and pay dividends to IMC, out of all of its funds then legally available therefor, as soon as practicable after receipt by IMC Partner of any distributions from the Partnership. The Amended IRB Guaranty now also provides that, in addition to the "Events of Default" described therein, the following shall also constitute "Events of Default" under the Amended IRB Guaranty: (a) failure by IMC to perform or observe any term, covenant or condition on its part to be performed or observed under (i) the IMC Working Capital Facility or any refundings, refinancings, replacements or extensions thereof, when required to be performed or observed, with such failure continuing after the applicable grace period, if any, specified in the IMC Working Capital Facility or (ii) the Installment Notes or any refundings, refinancings, replacements or extensions thereof (including the Seven-Year Notes) when required to be performed or observed, with such failure continuing after the applicable grace period, if any, specified therein, in the case of either (i) or (ii), if such failure to perform or observe results in the acceleration of the maturity of the amounts due thereunder; and (b) failure by IFL to observe and perform any covenant, condition or agreement on its part to be observed or performed pursuant to certain reporting and other affirmative covenants incorporated into the Amended IRB Guaranty pursuant to the terms of the amendment to the Guaranty, with such failure continuing for a period of 60 days after the date on which written notice of such Default has been given to IFL by the IRB Trustee or to IFL and to the IRB Trustee by the holders of not less than 25% of the principal amount of the IRBs then outstanding under the Amended IRB Indenture.
  In connection with the consent of the holders of the IRBs to the transfer of the Project to the Partnership, on July 9, 1993, the Authority and IMC commenced an offer (the "Offer") pursuant to which (i) the Authority offered to increase the interest rate payable on the IRBs with respect to which the holders thereof accepted the Offer to a rate of 7.60% per annum for the period from August 1, 1993 through December 31, 1993 and 7.525% per annum thereafter and (ii) IMC offered to pay to the holders of IRBs accepting the Offer a fee equal to 1% of the outstanding principal amount of the IRBs in respect of which the Offer was accepted. The holders of $49,475,000 aggregate principal amount of the Series 1991 IRBs (approximately 97.6%) and $22,955,000 aggregate principal amount of the Series 1992 IRBs (approximately 94.4%) accepted the Offer, which expired on July 30, 1993.

SENIOR NOTES


 General

  In June 1993, IFL issued $135,000,000 aggregate principal amount of Eight-Year Notes and $125,000,000 aggregate principal amount of Ten-Year Notes. The Senior Notes are senior unsecured obligations of IFL ranking on a parity in right of payment with all other senior unsecured obligations of IFL. Interest on the Eight-Year Notes and Ten-Year Notes is payable semi-annually on each June 15 and December 15 at a rate of 10 1/8% per annum and 10 3/4% per annum, respectively.

 Redemption

  Except as set forth in the second succeeding sentence, the Eight-Year Notes are not redeemable. The Ten-Year Notes are redeemable at the option of IFL, in whole or in part, at any time on and after June 15, 1998 initially at a redemption price of 104.0% of the principal amount thereof, declining to 100% in 2001, in each case, plus accrued and unpaid interest to the redemption date. IFL may, at its option, redeem prior to June 15, 1995, up to 35% of the initially outstanding principal amount of the Eight-Year Notes and Ten- Year Notes at 110% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain offerings of its capital stock, including the Offering.

 Change of Control

  Upon a Change of Control (as defined in the indenture governing the Senior Notes) of IFL, each holder of Senior Notes will have the option to require IFL to purchase all or any of the holder's Senior Notes as of the date 35 business days after such Change of Control for cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

 Certain Covenants

  The indenture governing the Senior Notes contains several restrictive covenants, certain of which are summarized below. Reference is made to such indenture, a copy of which has been filed with the Commission and is available upon request, for a complete description of all of the restrictive covenants contained therein and for the definition of certain terms used below.

  Limitations on Restricted Payments and Restricted Investments--Subject to certain specified exceptions, IFL may not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

    (i) declare or pay any dividend or any other distribution on its Capital Stock (except for, among other things, dividends by a Restricted Subsidiary to IFL);

    (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of IFL;

    (iii) make any principal payments on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness which is subordinated to the Senior Notes; or

    (iv) make any Investment in any Person other than Permitted Investments (the foregoing actions set forth in clauses (i) through (iv) being referred to as "Restricted Payments")

if (a) at the time of or after giving effect to such Restricted Payment, a Default or Event of Default with respect to the Senior Notes shall have occurred and be continuing, (b) at the time of any immediately after giving effect to such Restricted Payment, IFL would not be entitled to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Consolidated Fixed Charge Coverage Ratio test set forth below under "-- Limitation on Additional Indebtedness"; or (c) immediately after giving effect to such Restricted Payment, the sum of the aggregate amount expended for all Restricted Payments declared or made after June 29, 1993 would exceed the sum of (1) 50% of the Consolidated Net Income of IFL (or, in the event the Consolidated Net Income as so determined on a cumulative basis shall be a deficit, minus 100% of such deficit) from July 1, 1993 through the last day of IFL's last fiscal quarter ending prior to the date of such Restricted Payment (taken as one accounting period) plus (2), except as set forth in (3) below, 100% of the net proceeds received, after June 29, 1993, by IFL from certain issuances of Capital Stock of IFL plus 50% of the aggregate principal amount of Convertible Subordinated Notes that have been converted after June 29, 1993. Notwithstanding the limitations set forth in clauses (b) and (c) above, and in addition to the amount (if any) of Restricted Payments permitted to be made as described above, IFL and its Restricted Subsidiaries may make Restricted Payments not to exceed $10 million.

  Limitation on Additional Indebtedness--Subject to certain specified exceptions, IFL may not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including

Acquired Indebtedness), unless (a) at the time of the incurrence of such Indebtedness and after giving effect thereto (including the use of proceeds thereof), on a pro forma basis, the Consolidated Fixed Charge Coverage Ratio for the four fiscal quarters immediately preceding such incurrence, taken as one period and calculated on the assumption that such Indebtedness had been incurred on the first day of such four-quarter period and, in the case of Acquired Indebtedness, on the assumption that the related acquisition or investment (whether by means or purchase, merger or otherwise) also had occurred on such date with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation, would have been greater than 1.75 to 1 if such Indebtedness is incurred on or prior to July 1, 1995 or 2.00 to 1 if such Indebtedness is incurred thereafter, and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness. Notwithstanding the foregoing, IFL and its Restricted Subsidiaries may incur Permitted Indebtedness.

  "Permitted Indebtedness" includes, among other things, (i) Indebtedness of IFL and its Restricted Subsidiaries under the IMC Working Capital Facility in an aggregate principal amount not to exceed $100 million; (ii) Indebtedness of IFL and its Restricted Subsidiaries outstanding on June 29, 1993; (iii) Indebtedness to IFL to any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to IFL or another Restricted Subsidiary; (iv) hedging obligations required by the terms of the IMC Working Capital Facility and the Partnership Working Capital Facility; (v) Indebtedness of the Partnership under the Partnership Working Capital Facility in an aggregate principal amount not to exceed $75 million; (vi) Indebtedness of IFL and its Restricted Subsidiaries in an aggregate principal amount not to exceed $50 million; (vii) certain Indebtedness to be assumed by the Partnership pursuant to the terms of the Contribution Agreement in an amount not to exceed $35 million; and (viii) Refinancing Indebtedness.

  Limitation on Transactions with Affiliates--Subject to certain specified exceptions, IFL may not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions with any Affiliate or holder of 5% or more of IFL's Common Stock unless: (i) such transactions are between or among IFL and its Wholly-Owned Subsidiaries, (ii) such transactions are in the ordinary course of business and consistent with past practice; or (iii) the terms of such transactions are fair and reasonable to IFL or such Restricted Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by IFL or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties.

  Limitations on Liens--IFL may not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind upon any property or asset of IFL or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, unless all payments due under the Indenture governing the Senior Notes and the Senior Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien, except for Permitted Liens.

  Limitation on Sale and Leaseback Transactions--IFL may not, and will not permit any of its Restricted Subsidiaries to, enter into after June 29, 1993 any arrangement with any Person providing for the leasing by IFL or any such Restricted Subsidiary of any real or tangible person property (except for leases between or among IFL and any of its Restricted Subsidiaries), which property has been or is to be sold or transferred by IFL or such Restricted Subsidiary to such Person in contemplation of such leasing (a "Sale/Leaseback Transaction"), unless (a) IFL or such Restricted Subsidiary would be entitled, under the covenant described above under "--Limitation on Additional Indebtedness," to incur Indebtedness in an amount equal to the Attributable Indebtedness with respect to such arrangement, and (b) the gross proceeds of any such sale are at least equal to the fair market value of such property and IFL or such Restricted Subsidiary applies the net cash proceeds of such sale as provided under the covenant set forth below under "--Limitation on Certain Asset Sales."

  Limitation on Certain Asset Sales--IFL will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) IFL or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by IFL's Board of Directors and evidenced by a resolution of such Board); (ii) not less than 80% of the consideration received by IFL or its Restricted Subsidiaries, as the case may be, is in the form of cash; and (iii) the Net Proceeds received by IFL or such Restricted Subsidiary are applied in accordance with the following paragraph.

  IFL may, within 180 days following the receipt of the Net Proceeds from any Asset Sale, cause such Net Proceeds to be applied (i) to the repayment of Indebtedness of a Restricted Subsidiary, or to the repayment of any Indebtedness of IFL which is on a parity with the Senior Notes or (ii) as an investment in the business or business conducted by IFL or its Restricted Subsidiaries. If, after such 180-day period, the aggregate of the Available Asset Sale Proceeds with respect to all Asset Sales occurring in the 180-day period ending on the last day of the month during which such Asset Sale was consummated exceeds $5 million, IFL shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the Eight-Year Notes and the Ten-Year Notes, on a pro-rata basis, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

SEVEN-YEAR NOTES

 General

  In October 1993, IFL issued $160 million aggregate principal amount of Seven-Year Notes due 2000. The Seven-Year Notes are senior unsecured obligations of IFL ranking on a parity in right of payment with all other senior unsecured obligations of IFL. Interest on the Seven-Year Notes is payable on April 1 and October 1 of each year at the rate of 9 1/4% per annum.

 Redemption

  The Seven-Year Notes are not redeemable prior to maturity except that IFL may, at its option, redeem up to 35% of the initially outstanding principal amount of Seven-Year Notes at any time on or before October 1, 1995 at 109% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the proceeds of certain offerings of its capital stock, including the Offering.

 Change of Control

  Upon a Change of Control (as defined in the indenture governing the Seven-Year Notes) of IFL, each holder of Seven-Year Notes will have the option to require IFL to purchase all or any of the holder's Seven-Year Notes as of the date 35 business days after such Change of Control for cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date.

 Certain Covenants

  The indenture governing the Seven-Year Notes contains restrictive covenants substantially identical to the restrictive covenants contained in the indenture governing the Senior Notes and which are described above. Reference is made to the indenture governing the Seven-Year Notes, a copy of which has been filed with the Commission and is available upon request, for a complete description of all of the restrictive covenants contained therein.

9.45% SENIOR DEBENTURES DUE 2011

  In December 1991, IFL issued $100 million aggregate principal amount of 9.45% Senior Debentures due December 15, 2011 (the "Senior Debentures"). The Senior Debentures are senior unsecured obligations of IFL ranking on a parity in right of payment with all other senior unsecured obligations of IFL. The Senior Debentures bear interest, payable semi-annually on each June 15 and December 15, at the rate of 9.45% per annum. The Senior Debentures are not redeemable prior to maturity. The indenture governing the Senior

Debentures imposes certain limitations on the ability of IFL and its Restricted Subsidiaries (as defined in such indenture) to incur secured debt without equally and ratably securing the Senior Debentures, subject to certain exceptions. Such indenture also imposes certain limitations on the ability of IFL and its Restricted Subsidiaries to engage in sale-leaseback transactions with respect to Principal Properties (as defined in such indenture) without either retiring indebtedness for money borrowed with a maturity of more than 12 months or acquiring additional real property, subject to certain exceptions. The indenture governing the Senior Debentures does not restrict the ability of IFL or its subsidiaries to incur additional unsecured indebtedness.

6.25% CONVERTIBLE SUBORDINATED NOTES DUE 2001

  In December 1991, IFL issued $115 million aggregate principal amount of its 6.25% Convertible Subordinated Notes due December 1, 2001 (the "Convertible Subordinated Notes"). The Convertible Subordinated Notes are subordinated to all existing and future Senior Indebtedness (as defined in the indenture governing the Convertible Subordinated Notes) of IFL, including the Senior Notes, the Seven-Year Notes and the Senior Debentures. The Convertible Subordinated Notes bear interest, payable semi-annually on each June 1 and December 1, at the rate of 6.25% per annum. The Convertible Subordinated Notes are convertible into Common Stock of IFL at a conversion price of $63.50 per share, subject to adjustment in certain events. The Convertible Subordinated Notes are redeemable, in whole or in part, on and after December 1, 1994 at IFL's option initially at a redemption price of 103.571% of the principal amount thereof, declining to 100% in 1998, in each case plus interest accrued to the redemption date.

  Upon a Change of Control (as defined in the indenture governing the Convertible Subordinated Notes) of IFL, each holder of Convertible Subordinated Notes will have the option to require IFL to purchase all or any part of the holder's Convertible Subordinated Notes as of the date 35 business days after such Change in Control for cash in an amount equal to 100% of the principal amount thereof, plus accrued interest to the purchase date.

  The indenture governing the Convertible Subordinated Notes does not restrict the ability of IFL or its subsidiaries to incur additional indebtedness.

                          DESCRIPTION OF CAPITAL STOCK

  The total amount of the authorized capital stock of IFL consists of (i) 50,000,000 shares, $1.00 par value per share of Common Stock and (ii) 12,000,000 shares of Series Preferred Stock, par value $1.00 per share (the "Series Preferred Stock"), of which 25,503,232 shares of Common Stock and 3,000,000 shares of Series C Preferred Stock (issued in connection with the Rights Plan described below) were issued and outstanding as of December 31, 1993. The Board of Directors of IFL is authorized to create and issue one or more series of Series Preferred Stock and to determine the rights and preferences of each Series, to the extent permitted by the Restated Certificate of Incorporation.

  The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the following documents: (i) IFL's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), (ii) IFL's By-laws, as amended to date (the "By-laws"), and
(iii) Rights Agreement, as amended (the "Rights Agreement"), between IFL and The First National Bank of Chicago, pursuant to which shares of Series C Preferred Stock are issuable. A copy of each of the Restated Certificate of Incorporation, By-laws and the Rights Agreement are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  General. The holders of outstanding shares of the Common Stock are entitled to receive dividends, subject to the prior rights of any outstanding Series Preferred Stock, out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Description of Indebtedness" for a discussion of certain restrictions on the ability of IFL to pay dividends on the Common Stock. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of IFL. All the outstanding shares of Common Stock are, and all of the shares of Common Stock to be issued in the Offering will be, upon consummation of the Offering, fully paid and non-assessable.

  Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. The Board of Directors is expressly authorized to adopt, amend or repeal the By-laws in any manner not inconsistent with the laws of the State of Delaware or the Restated Certificate of Incorporation, subject to the power of the stockholders to adopt, amend or repeal the By-laws, and IFL may in its By-laws confer powers and authorities upon its Board of Directors in addition to those conferred upon it by statute.

  Upon any liquidation, dissolution or winding up of IFL, whether voluntary or involuntary, remaining net assets, if any, of IFL shall be distributed pro rata to the holders of the Common Stock.

  Certain Provisions of the Restated Certificate of Incorporation and By-laws. The Restated Certificate of Incorporation provides that IFL shall indemnify each officer and director of IFL to the fullest extent permitted by applicable law, except as otherwise may be provided by the By-laws. In furtherance thereof, the Board of Directors is expressly authorized to amend the By-laws to give full effect thereto, notwithstanding possible self-interest of the directors in the action being taken. The Restated Certificate of Incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, a director of IFL shall not be liable to IFL or its stockholders for monetary damages for breach of fiduciary duty as a director.

  The Restated Certificate of Incorporation and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of IFL's Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of IFL unless such takeover or change of control is approved by IFL's Board of Directors. Such provisions may also render the removal of the current Board of Directors and of management more difficult. The Restated Certificate of Incorporation provides that before IFL may purchase outstanding shares of IFL's Common Stock from a selling stockholder at a price known by IFL to exceed the market price of the Common Stock, a majority of the stockholders of IFL must have approved such purchase unless the purchase is made by IFL on the same terms and as a result of an offer to purchase any and all of IFL's outstanding Common Stock.

  Pursuant to the Restated Certificate of Incorporation, the Board of Directors of IFL is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of stock of IFL entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class. Vacancies on the Board of Directors may only be filled by the remaining directors and not by the stockholders, except in the case of newly created directorships, if the remaining directors fail to fill any such vacancy, the stockholders may do so at the next annual or special meeting called for that purpose.

  The By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of IFL. In general, notice must be received by IFL not less than 60 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

  The Restated Certificate of Incorporation also provides that in the case of certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, or reclassifications or recapitalizations involving holders of stock representing 20% or more of the voting power of the then outstanding shares of Voting Stock, such transactions must be approved by 80% of the combined voting power of the then outstanding Voting Stock, unless such transactions are approved by a majority of the Disinterested Directors (as defined in the Restated

Certificate of Incorporation) of IFL unless certain minimum price, form of consideration and procedural requirements are satisfied. The Restated Certificate of Incorporation provides that the affirmative vote of the holders of 80% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal such provisions.

  The requirement of a supermajority vote to approve certain corporate transactions and certain amendments to the Restated Certificate of Incorporation of IFL could enable a minority of IFL's stockholders to exercise veto powers over such transactions and amendments.

  Special meetings of stockholders may be called only by the Chairman of the Board of IFL, the President of IFL or a majority of the Board of Directors. The Restated Certificate of Incorporation provides that stockholders may act only at an annual or special meeting and stockholders may not act by written consent.

  Section 203. IFL is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as any person owning 15% or more of IFL's outstanding voting stock) from engaging in a business combination (as defined therein) with IFL for a period of three years from the date such person becomes an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors. By restricting the ability of IFL to engage in business combinations with an interested person, the application of Section 203 to IFL may provide a barrier to hostile or unwanted takeovers.

  Rights Plan. On June 21, 1989, the Board of Directors of IFL declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock of IFL. The dividend was payable on July 12, 1989 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from IFL one one-hundredth of a share of Junior Participating Preferred Stock, Series C, par value $1.00 per share (the "Preferred Shares"), of IFL, at a price of $150.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

  Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by such Common Stock certificate with a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificate for Common Stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on June 21, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by IFL, in each case, as described below.

  The purchase price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

  The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 100 times the dividend declared per Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the aggregate payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

  Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

  In the event that, after the Distribution Date, IFL is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its affiliates and associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. If IFL does not have sufficient shares of Common Stock to satisfy such obligation to issue Common Stock, or if the Board of Directors so elects, IFL shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Stock issuable upon exercise of a Right; provided that, if IFL fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Stock and (y) the date on which IFL's right to redeem the Rights expires, IFL must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Stock (to the extent available) and cash equal in value to the difference between the value of the Common Stock otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Stock to permit the issuance of Common Stock upon the exercise in full of the Rights.

  At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of IFL may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one-half of the number of shares of Common Stock which each holder of a Right would have a right to receive upon exercise of a Right after giving effect to the adjustment set forth in Section 11(a)(ii) of the Rights Agreement, or one one-hundredth of a Preferred Share (or of a share of a class or series of IFL's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Stock, the Board of Directors of IFL may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  The terms of the Rights may be amended by the Board of Directors of IFL without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of IFL, including, without limitation, the right to vote or to receive dividends.

PREFERRED STOCK

  General. Under the Restated Certificate of Incorporation, IFL's Board of Directors is authorized to create and issue up to 12,000,000 shares of Series Preferred Stock in one or more series and to determine the rights and preferences of each series, including the specific title and stated value, dividend, liquidation, redemption, voting and other rights with respect to such series of Series Preferred Stock, to the extent permitted by the Restated Certificate of Incorporation. As of June 30, 1993, 3,000,000 shares of Series C Preferred Stock (issued in connection with the Rights Plan described below) were issued and outstanding.

  No holder of Series Preferred Stock, solely by virtue of such holdings, has or will have any pre-emptive right to subscribe for or purchase any shares of any class of stock which is now or may hereafter be authorized or issued. All of the outstanding shares of Series Preferred Stock of IFL are fully paid and non-assessable.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

  The following is a discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of the Common Stock applicable to Non-United States Holders of such Common Stock. For the purpose of this discussion, a "Non-United States Holder" is a holder of Common Stock that is not (i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or any state or (iii) an estate or trust, the income of which is includable in gross income for United States federal income tax purposes regardless of its source. This discussion does not deal with all aspects of United States federal income and estate taxation and does not deal with state, local and non-United States tax consequences that may be relevant to Non-United States Holders in light of their particular circumstances. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and administrative and judicial interpretations as of the date hereof, all of which are subject to change.

  Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local, and non-United States, income and other tax consequences of owning and disposing of Common Stock.

DIVIDENDS

  Generally, any dividend paid to a Non-United States Holder of Common Stock will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend or, if a Form 1001 is timely filed, at a lesser applicable tax treaty rate. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, in general, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons, and, in the case of a Non-United States Holder that is a corporation, the after-tax amount of such dividends may also be subject to a branch-profits tax at a rate of 30% (unless such branch-profits tax is reduced or eliminated under an applicable tax treaty).

  Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and, under the current Internal Revenue Service ("IRS") position, for purposes of determining the applicability of treaty benefits. However, under proposed United States Treasury regulations not currently in effect, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable tax treaty would be required to satisfy certain certification and other requirements. To claim exemption from withholding under the effectively connected income exception, a Non-United States Holder must file an IRS Form 4224 with IFL or its paying agent.

  A Non-United States Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax (and no tax generally will be withheld) with respect to gain realized upon the sale or other disposition of such holder's Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) in the case of an individual Non-United States Holder, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such disposition occurs and certain other conditions are met or (iii) IFL is or has been a "U.S. real property holding corporation" for federal income tax purposes (a "USRPHC") at any time during the shorter of the taxpayer's holding period in the Common Stock or the five-year period ending on the date of disposition and the Non-United States Holder held, directly or indirectly, more than 5% of the Common Stock at any time during such period. Because, among other things, the values of the Company's various assets may be difficult to determine, the Company is unable to determine with certainty whether it is currently a USRPHC, or whether it will become one in the future.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  Under Treasury regulations, IFL must report annually to the IRS the amount of dividends paid to each Non-United States Holder and the federal income tax, if any, withheld with respect to such dividends. Such information may be made available by the IRS to the tax authorities of another country under the provisions of an applicable tax treaty or information exchange agreement.

  Payments of dividends to a Non-United States Holder at an address outside the United States will generally not be subject to United States federal income tax backup withholding. The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker is subject to backup withholding at a rate of 31% and to information reporting unless the owner certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-United States Holder of Common Stock to or through a foreign office of a broker will not be subject to backup withholding. However, information reporting will apply to such payments of proceeds to or through a foreign office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person 50% or more of whose gross income is derived from a United States trade or business unless such broker has documentary evidence in its files of the owner's Non-United States Holder status (and the broker has no actual knowledge to the contrary) or the owner otherwise establishes an exemption.

  These backup withholding and information reporting rules are currently under review by the United States Treasury Department and their application to the Common Stock could be changed by future regulations. In particular, proposed United States Treasury regulations not currently in effect provide, among other things, that payments of dividends to a Non-United States Holder would generally be subject to backup withholding unless such Non-United States Holder satisfies certain certification requirements or otherwise establishes an exemption.

  Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, such amounts withheld from a payment to a Non-United States Holder will be allowed as a credit against such Non-United States Holder's federal income tax liability and any amounts withheld in excess of such federal income tax liability may be refunded to such Non-United States Holder.

ESTATE TAX

  Common Stock owned, or treated as owned, by an individual who is a Non-United States Holder at the time of his or her death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

  The underwriters of the U.S. Offering (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lazard Freres & Co. and J.P. Morgan Securities Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the U.S. Underwriting Agreement among IFL, IMC, IMC-Canada and the U.S. Underwriters, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part (the "Registration Statement"), to purchase from IFL, and IFL has agreed to sell to the U.S. Underwriters, the aggregate number of Shares set forth opposite their respective names below:

                                                                        NUMBER
      U.S. UNDERWRITERS                                                OF SHARES
      -----------------                                                ---------
      Lehman Brothers Inc. ...........................................
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      Lazard Freres & Co. ............................................
      J.P. Morgan Securities Inc. ....................................
                                                                       ---------
          Total....................................................... 3,200,000
                                                                       =========

  The managers of the International Offering (the "International Managers"), for whom Lehman Brothers International (Europe), Donaldson, Lufkin & Jenrette Securities Corporation, Lazard Brothers & Co., Limited and J.P. Morgan Securities Ltd. are acting as lead managers (the "Lead Managers"), have severally agreed, subject to the terms and conditions of the International Underwriting Agreement among IFL, IMC, IMC-Canada and the International Managers, the form of which is filed as an exhibit to the Registration Statement, to purchase from IFL, and IFL has agreed to sell to the International Managers, the aggregate number of Shares set forth opposite their respective names below:

                                                                         NUMBER
                                                                           OF
      INTERNATIONAL MANAGERS                                             SHARES
      ----------------------                                             -------
      Lehman Brothers International (Europe)............................
      Donaldson, Lufkin & Jenrette Securities Corporation...............
      Lazard Brothers & Co., Limited....................................
      J.P. Morgan Securities Ltd. ......................................
                                                                         -------
          Total......................................................... 800,000
                                                                         =======

  The U.S. Underwriting Agreement and the International Underwriting Agreement provide that the obligations of the U.S. Underwriters and the International Managers to purchase the Shares are subject to certain conditions, including the delivery of certain legal opinions by their joint counsel, and that, if any of the foregoing Shares are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all of the Shares agreed to be purchased by the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective underwriting agreements must be so purchased. The price to public and underwriting discount for the U.S. Offering and the International Offering are identical. The closing under the International Underwriting Agreement is a condition to the closing under the U.S. Underwriting Agreement, and the closing under the U.S. Underwriting Agreement is a condition to the closing under the International Underwriting Agreement.

  The U.S. Underwriters and International Managers have advised IFL that sales of Shares to certain selected dealers may be made at a selling concession not
in excess of $.    per share, and that the U.S. Underwriters and International
Managers may allow, and such dealers may reallow, discounts not in excess of
$.    per share on sales to certain other dealers. After the initial public offering, the price to public, concession and reallowance may be changed by the Representatives and the International Managers.

  IFL granted to the U.S. Underwriters and the International Managers options to purchase up to an aggregate additional 600,000 shares of Common Stock exercisable solely to cover over-allotments, at the initial offering price to public, less the underwriting discount, shown on the cover page of this Prospectus.

  The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers, pursuant to which each U.S. Underwriter has agreed that as part of the distribution of the 3,200,000 Shares (plus the 480,000 shares of Common Stock to cover over-allotments) offered in the U.S. Offering, (i) it is not purchasing any such Common Stock for the account of anyone other than a U.S. Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any such shares outside the United States or to anyone other than a U.S. Person. In addition, pursuant to such agreement the International Managers have agreed that, as part of the distribution of the 800,000 Shares (plus the 120,000 shares of Common Stock to cover over-allotments) offered in the International Offering, (i) they are not purchasing any such Common Stock for the account of a U.S. Person and (ii) they have not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such Common Stock in the United States or to any U.S. Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the underwriting agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and the International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the International Managers. As used herein, (a) the term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction and (b) the term "U.S. Person" means any resident or citizen of the United States, any corporation or other entity created or organized in or under the laws of the United States or any estate or trust, the income of which is subject to United States income taxation regardless of the source of its income.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of Shares as may be mutually agreed upon. The price of any Shares sold shall be the price to public then in effect for Shares being sold by the U.S. Underwriters and the International Managers less the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between U.S. Underwriters and the International Managers, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amounts appearing on the cover page of this Prospectus.

  The International Managers have represented and agreed that (i) they have not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any Shares other than to persons whose ordinary business it is to buy or sell shares, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985); (ii) they have complied and will comply with all applicable provisions of the Financial Services Act 1986 (the "1986 Act") with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) they have only issued or passed on, and will only issue or pass on, to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the Common Stock if that person falls within Article 9(3) of the 1986 Act (Investment Advertisement) (Exceptions) Order 1988.

  Purchasers of the Shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the price to public set forth on the cover page hereof.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Annual Financial Statements:
  Report of Independent Auditors..........................................  F-2
  Consolidated Statement of Operations for the years ended June 30, 1993,
   1992 and 1991..........................................................  F-3
  Consolidated Balance Sheet at June 30, 1993 and 1992....................  F-4
  Consolidated Statement of Cash Flows for the years ended June 30, 1993,
   1992 and 1991..........................................................  F-5
  Consolidated Statement of Changes in Shareholders' Equity for the years ended June 30, 1993, 1992 and 1991.....................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
Interim Financial Statements (unaudited):
  Consolidated Statement of Operations for the six months ended December
   31, 1993 and 1992...................................................... F-23
  Consolidated Balance Sheet as of December 31, 1993 and June 30, 1992.... F-24
  Consolidated Statement of Cash Flows for the six months ended December
   31, 1993 and 1992...................................................... F-25
  Consolidated Statement of Changes in Shareholders' Equity for the six
   months ended December 31, 1993 and 1992................................ F-26
  Notes to Interim Consolidated Financial Statements...................... F-27

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of IMC Fertilizer Group, Inc.

  We have audited the accompanying consolidated balance sheet of IMC Fertilizer Group, Inc. as of June 30, 1993 and 1992, and the related consolidated statements of operations, cash flows, and changes in shareholders' equity for each of the three years in the period ended June 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMC Fertilizer Group, Inc. at June 30, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1993 in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1993 and income taxes in 1992.

                                          Ernst & Young

Chicago, Illinois
September 3, 1993

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                    YEARS ENDED JUNE 30,
                                                  ---------------------------
                                                   1993      1992      1991
                                                  -------  --------  --------
Net sales........................................ $ 897.1  $1,058.5  $1,131.2
Cost of goods sold...............................   772.2     829.0     890.3
                                                  -------  --------  --------
    Gross margins................................   124.9     229.5     240.9
Selling, administrative and general expenses.....    60.4      68.1      65.1
Sterlington litigation settlement................   169.1
Other operating (income) and expense, net........    25.1     (30.0)    (20.2)
                                                  -------  --------  --------
    Operating earnings (loss)....................  (129.7)    191.4     196.0
Interest earned and other non-operating (income)
 and expense, net................................     2.8       5.5       2.1
Interest charges.................................    44.8      44.5      41.1
                                                  -------  --------  --------
Earnings (loss) before income taxes and account-
 ing changes.....................................  (177.3)    141.4     152.8
Provision (credit) for income taxes..............   (57.3)     50.5      57.0
                                                  -------  --------  --------
Earnings (loss) before cumulative effect of ac-
 counting changes................................  (120.0)     90.9      95.8
Cumulative effect on prior years of changes in
 accounting for postretirement benefits other
 than pensions (net of income taxes) in 1993 and
 income taxes in 1992............................   (47.1)   (165.5)
                                                  -------  --------  --------
    Net earnings (loss).......................... $(167.1) $  (74.6) $   95.8
                                                  =======  ========  ========
Earnings (loss) per share:
  Earnings (loss) before cumulative effect of ac-
   counting changes.............................. $ (5.44) $   4.12  $   3.85
  Cumulative effect on prior years of changes in
   accounting....................................   (2.13)    (7.50)
                                                  -------  --------  --------
    Net earnings (loss).......................... $ (7.57) $  (3.38) $   3.85
                                                  =======  ========  ========


                (See Notes to Consolidated Financial Statements)

                           CONSOLIDATED BALANCE SHEET

                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                   AT JUNE 30,
                                                               --------------------
                            ASSETS                               1993       1992
                            ------                             ---------  ---------
Current assets:
  Cash and cash equivalents................................... $   111.6  $    32.6
  Receivables, net............................................     145.1       55.3
  Inventories
    Products (principally finished)...........................     120.1      123.6
    Operating materials and supplies..........................      44.2       44.2
                                                               ---------  ---------
                                                                   164.3      167.8
  Prepaid expenses............................................      12.4       10.1
                                                               ---------  ---------
      Total current assets....................................     433.4      265.8
Insurance claim receivable, net...............................                140.2
Investment in oil and gas joint venture.......................      55.0       70.3
Property, plant and equipment.................................   2,422.0    2,325.6
Accumulated depreciation and depletion........................  (1,095.5)  (1,055.6)
                                                               ---------  ---------
  Net property, plant and equipment...........................   1,326.5    1,270.0
Deferred income taxes.........................................     187.5       60.4
Other assets..................................................      53.2       31.7
                                                               ---------  ---------
                                                               $ 2,055.6  $ 1,838.4
                                                               =========  =========
             LIABILITIES AND SHAREHOLDERS' EQUITY
             ------------------------------------
Current liabilities:
  Accounts payable............................................ $    75.9  $    73.3
  Income taxes................................................      10.0       13.5
  Dividend payable to IMCERA..................................      51.9
  Accrued liabilities.........................................      67.2       86.6
  Current maturities of long-term debt........................      33.3       12.2
                                                               ---------  ---------
      Total current liabilities...............................     238.3      185.6
Long-term debt, less current maturities.......................     893.4      630.6
Deferred income taxes.........................................     317.5      273.6
Accrued postretirement employee benefits......................      82.8
Accrued reclamation costs.....................................      51.4       43.7
Dividend payable to IMCERA....................................                 51.9
Other noncurrent liabilities..................................      41.8       37.6
Shareholders' equity:
  Common stock, $1 par value, authorized 50,000,000 shares;
   issued 32,156,920 and 32,130,080 shares in 1993 and 1992,
   respectively...............................................      32.2       32.1
  Capital in excess of par value..............................     768.4      768.0
  Retained earnings...........................................      22.5      207.4
  Treasury stock, at cost, 10,097,808 and 10,082,779 shares in
   1993 and 1992, respectively................................    (392.7)    (392.1)
                                                               ---------  ---------
      Total shareholders' equity..............................     430.4      615.4
                                                               ---------  ---------
                                                               $ 2,055.6  $ 1,838.4
                                                               =========  =========

                (See Notes to Consolidated Financial Statements)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN MILLIONS)

                                                      YEARS ENDED JUNE 30,
                                                     -------------------------
                                                      1993     1992     1991
                                                     -------  -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)................................. $(167.1) $ (74.6) $  95.8
Adjustments to reconcile net earnings (loss) to net
 cash provided by operating activities:
  Depreciation and depletion........................    61.5     83.3     90.2
  Deferred income taxes.............................   (78.4)   170.2     13.7
  Sterlington litigation settlement.................   180.0
  Payment of Sterlington litigation settlement......  (100.0)
  Postretirement employee benefits..................    82.8
  Cash distributions in excess of equity in earnings
   of oil and gas joint venture.....................    18.6      9.2
  Loss on insurance claim settlement................    11.4
  Gain on sale of ammonia production facility.......            (34.2)
  Other non-cash charges and credits, net...........     8.0     (3.9)   (18.9)
  Changes in:
    Receivables, net................................    22.3     17.5    (17.9)
    Inventories.....................................     3.5      8.8    (21.7)
    Prepaid expenses................................    (2.3)    (2.7)    (1.3)
    Accounts payable................................   (18.9)   (34.8)    18.0
    Accrued liabilities.............................    (7.3)    (4.8)    13.6
    Income taxes....................................    12.1    (11.6)     2.9
                                                     -------  -------  -------
      Net cash provided by operating activities.....    26.2    122.4    174.4
                                                     -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures................................  (106.1)  (177.7)  (168.5)
Sales of property, plant and equipment (including
 $81.1 from sale of ammonia production facility in
 1992)..............................................      .5     81.7      1.0
Investment in oil and gas joint venture.............    (3.3)   (21.0)   (20.3)
Sale of mineral reserve interests...................                      17.9
                                                     -------  -------  -------
      Net cash used by investing activities.........  (108.9)  (117.0)  (169.9)
                                                     -------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net.......   246.4    324.3    315.0
Payments of long-term debt..........................   (66.9)  (312.1)   (90.9)
Cash dividends paid.................................   (17.8)   (23.8)   (28.0)
Purchase of common stock............................                    (388.0)
Proceeds from issuance of common stock..............                     196.6
                                                     -------  -------  -------
      Net cash provided (used) by financing activi-
       ties.........................................   161.7    (11.6)     4.7
                                                     -------  -------  -------
Net increase (decrease) in cash and cash equiva-
 lents..............................................    79.0     (6.2)     9.2
                                                     -------  -------  -------
Cash and cash equivalents--beginning of year........    32.6     38.8     29.6
                                                     -------  -------  -------
Cash and cash equivalents--end of year.............. $ 111.6  $  32.6  $  38.8
                                                     =======  =======  =======
Supplemental cash flow disclosures:
  Interest paid..................................... $  73.0  $  67.2  $  49.4
  Income taxes paid................................. $   8.8  $  53.8  $  39.8
Supplemental schedule of non-cash investing and fi-
 nancing activities:
  Issuances of common stock for compensation awards.          $   8.9

                (See Notes to Consolidated Financial Statements)

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                   CAPITAL
                                          COMMON  IN EXCESS   RETAINED TREASURY
                                          STOCK  OF PAR VALUE EARNINGS  STOCK
                                          ------ ------------ -------- --------
Balance at June 30, 1990................. $26.4     $558.0     $238.0  $  (2.7)
  Net earnings...........................                        95.8
  Sale of common stock...................   5.3      191.3
  Dividends ($1.08 per share)............                       (28.0)
  Stock options exercised................              2.5
  Acquisition of shares..................                               (388.0)
                                          -----     ------     ------  -------
Balance at June 30, 1991.................  31.7      751.8      305.8   (390.7)
  Net loss...............................                       (74.6)
  Dividends ($1.08 per share)............                       (23.8)
  Restricted stock awards................    .2       10.8                 (.8)
  Stock options exercised................    .2        5.4                 (.3)
  Acquisition of shares..................                                  (.3)
                                          -----     ------     ------  -------
Balance at June 30, 1992.................  32.1      768.0      207.4   (392.1)
  Net loss...............................                      (167.1)
  Dividends ($.81 per share).............                       (17.8)
  Restricted stock awards................    .1         .3                 (.6)
  Stock options exercised................               .1
                                          -----     ------     ------  -------
Balance at June 30, 1993................. $32.2     $768.4     $ 22.5  $(392.7)
                                          =====     ======     ======  =======




                (See Notes to Consolidated Financial Statements)

                           IMC FERTILIZER GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (DOLLARS IN MILLIONS EXCEPT AS OTHERWISE INDICATED)

1. BUSINESS OF THE COMPANY

  IMC Fertilizer Group, Inc. (the Company), which operates in a single industry segment, is engaged in the mining, processing, production and sale of phosphate rock and potash, two basic inorganic fertilizer materials, and in the production and sale of phosphate chemicals. The Company also produces mixed fertilizer products for retail distribution and, through interests in two joint ventures, produces sulphur and oil & natural gas.

2. ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of IMC Fertilizer Group, Inc. and all subsidiaries which are more than 50 percent owned and controlled. The Company also consolidates its proportionate share of the assets and liabilities of the Company's sulphur venture, while its 25 percent investment in its oil and natural gas venture is accounted for using the equity method. Intercompany transactions are eliminated.

 Reclassifications

  Certain prior year amounts have been reclassified to conform to the 1993 presentation.

 Cash Equivalents

  The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents which are reflected at their approximate fair value. The effect of foreign currency exchange rate fluctuations on the total cash and cash equivalents balance was not significant.

 Inventories

  Inventories are valued at the lower of cost or market (net realizable value). Cost for substantially all inventories is determined on a cumulative annual average basis.

 Property, Plant and Equipment

  Property, plant and equipment are carried at cost. Cost of significant assets includes capitalized interest incurred during the construction and development period. Expenditures for replacements and improvements are capitalized; maintenance and repair expenditures are charged to operations when incurred.

  Depreciation and depletion expenses for mining and production operations, including mineral interests, are determined using the unit-of-production method based on estimates of recoverable reserves. Other asset classes or groups are depreciated or amortized on a straight-line basis over their estimated useful lives as follows: buildings, 17 to 50 years; machinery and equipment, five to 25 years.

 Other Postretirement Plans

  The Company provides certain health care benefits for retired employees. Effective July 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the accrual of the cost of providing postretirement health care benefits during the active service period of the employee.

                           IMC FERTILIZER GROUP, INC.

 Accrued Reclamation Costs

  The Company is subject to various laws and regulations which require the reclamation of certain mineral and related properties. The Company accrues for the cost of reclamation over the life of the properties. The accrual at June 30, 1993 is based upon the Company's estimate of costs to comply with existing laws and regulations. These estimates are revised as changes in the anticipated timing of reclamation activities, changes in reclamation procedures and/or changes in existing laws and regulations occur.

Income Taxes

  Effective July 1, 1991, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which changed the criteria for measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the consolidated balance sheet.

Earnings Per Share

  Earnings per share are based on the weighted average number of shares and equivalent shares outstanding. Shares used in the calculations were 22,082,053, 22,068,090 and 24,906,517 shares for the years ended June 30, 1993, 1992 and 1991, respectively. Fully diluted earnings per share are not significantly different from primary earnings per share and, accordingly, are not presented.

3. STERLINGTON LITIGATION

  In May 1991, an explosion occurred at a nitroparaffins plant in Sterlington, Louisiana, owned by Angus Chemical Company (Angus) and operated by a subsidiary of the Company pursuant to a management agreement with Angus. As a result of the explosion, the Company was involved in numerous lawsuits in Texas and Louisiana for property damage and personal injuries allegedly suffered by individuals. The Company agreed in February 1993 to pay $32.7 million to settle all personal injury claims in Texas litigation arising out of the explosion. Approximately 240 personal injury lawsuits, however, remain unresolved in Louisiana courts. The Company has established a reserve to cover the estimated cost of resolving the remaining Louisiana litigation.

  On April 1, 1993, the Company reached a settlement with Angus and its property insurer (IRI) intended to resolve all claims and litigation among the parties arising out of the explosion, except third party claims against Angus in Louisiana or elsewhere. The Company agreed to the entry of a judgment in favor of Angus and IRI in the amount of $220 million that will be satisfied in full by the payment of $180 million in installments on or before June 30, 1996, plus interest on the unpaid balance. Of this amount, $100 million was paid in installments through June 30, 1993.

  The Company recorded a charge to operating earnings of $169.1 million which reflected the settlements described above, net of insurance recoveries and legal fees. The Company is currently pursuing additional recoveries from its insurance carriers. See Note 18 for further information regarding this matter.

4. OTHER NON-RECURRING ITEMS

  Other operating income and expense, net, in 1993, included charges of $32.4 million from the settlement of a claim relating to losses arising out of a water inflow at one of the Company's potash mines in Canada (see Note 7) and $3.0 million from the settlement of an environmental issue. 1993 also included a gain of $8.1 million from the resolution of a contract dispute with a major uranium oxide customer. In 1992, other operating income and expense, net, included a gain of $34.2 million from the Company's sale of its Sterlington, Louisiana, ammonia production facility and a charge of $5.3 million from the temporary

                           IMC FERTILIZER GROUP, INC.

shutdown and mothballing of the Company's uranium production facilities. 1991 included a gain of $17.9 million which represented the final payment from the installment sale of certain potash reserve interests to the U.S. government.

5. JOINT VENTURE PARTNERSHIP

  On July 1, 1993, IMC Fertilizer, Inc. (IMC), a wholly-owned subsidiary of the Company, and Freeport-McMoRan Resource Partners, Limited Partnership (FRP) contributed their respective phosphate fertilizer businesses, including the mining and sale of phosphate rock and the production, distribution and sale of phosphate chemicals, uranium oxide and related products, to a joint venture partnership (the Partnership) in return for a 56.5 percent and 43.5 percent economic interest, respectively, in the Partnership. The estimated fair value of the assets contributed by the Company was $1.2 billion. As a result of this transaction, the Company will consolidate the Partnership beginning July 1, 1993 and account for its acquisition of 56.5 percent of FRP's phosphate fertilizer business net assets using the purchase method. FRP's phosphate fertilizer business had sales for its fiscal year ended December 31, 1992 of approximately $740 million.

6. RECEIVABLES, NET

  Accounts receivable at June 30 were as follows:

                                                                    1993  1992
                                                                   ------ -----
      Trade accounts.............................................. $ 68.9 $71.8
      Non-trade:
        Insurance claim...........................................   43.3
        Foreign, state and local income taxes.....................   14.3
        Other.....................................................   20.7  35.5
                                                                   ------ -----
                                                                    147.2 107.3
      Less:
        Allowances................................................    2.1   2.0
        Receivable interests sold.................................         50.0
                                                                   ------ -----
                                                                   $145.1 $55.3
                                                                   ====== =====

  In 1990, the Company entered into a five-year agreement with a financial institution whereby the Company sold an undivided interest in designated receivables up to a maximum of $50 million, on an ongoing basis, subject to limited recourse provisions. Related costs, charged to interest earned and other non-operating income and expense, net, totaled $2.5 million, $2.7 million and $4.1 million in 1993, 1992 and 1991, respectively. On June 30, 1993, the Company repurchased its receivable interests previously sold and cancelled the agreement.

7. INSURANCE CLAIM RECEIVABLE

  Since December 1985, the Company has experienced an inflow of water into one of its two inter-connected potash mines in Saskatchewan, Canada. The Company had filed a claim with its insurers and recorded a receivable from the insurers related to this claim. At June 30, 1992, this receivable amounted to $140.2 million, net of reserves and reimbursements owed to Potash Corporation of Saskatchewan Inc. (PCS) upon collection of the receivable for amounts that PCS had previously contributed under an agreement with the Company.

                           IMC FERTILIZER GROUP, INC.

  On May 28, 1993, the Company reached a settlement with its insurance carriers under which they agreed to pay the Company $130.4 million (Canadian), all of which was received as of July 29, 1993. From such proceeds, the Company, in July 1993, reimbursed PCS $23.0 million (Canadian). Also in July 1993, the Company paid a previously declared dividend to IMCERA Group Inc. (IMCERA) of $51.9 million relating to amounts IMCERA paid for water inflow control prior to its disposition of the Company. As a result of the settlement, the Company recorded, in 1993, an after-tax charge to operations of $11.4 million.

8. PROPERTY, PLANT AND EQUIPMENT

  The Company's investment in property, plant and equipment (at cost) at June 30 is summarized as follows:

                                                                1993     1992
                                                              -------- --------
      Land................................................... $   19.7 $   17.5
      Mineral properties and rights..........................    352.1    336.1
      Buildings and leasehold improvements...................    342.1    333.3
      Machinery and equipment................................  1,468.8  1,436.5
      Construction in progress...............................    239.3    202.2
                                                              -------- --------
                                                               2,422.0  2,325.6
      Accumulated depreciation...............................  1,004.9    974.0
      Accumulated depletion..................................     90.6     81.6
                                                              -------- --------
                                                               1,095.5  1,055.6
                                                              -------- --------
      Net property, plant and equipment...................... $1,326.5 $1,270.0
                                                              ======== ========
      Amounts related to capital leases included above:
          Gross assets....................................... $   79.5 $   87.3
                                                              ======== ========
          Net assets......................................... $   42.6 $   45.6
                                                              ======== ========

  Effective January 1, 1992, the Company changed the estimated useful lives of certain assets at its New Wales chemical facility to reflect the estimated remaining mineral reserves available for processing at the facility. This change reduced depreciation expense by $4.4 million in 1992 ($8.8 million on an annual basis).

9. ACCRUED LIABILITIES

  Accrued liabilities at June 30 were as follows:

                                                                     1993  1992
                                                                     ----- -----
      Salaries, wages and bonuses................................... $14.6 $34.6
      Taxes other than income taxes.................................  11.8  14.0
      Interest......................................................   5.4  16.2
      Other.........................................................  35.4  21.8
                                                                     ----- -----
                                                                     $67.2 $86.6
                                                                     ===== =====

                           IMC FERTILIZER GROUP, INC.

10. LONG-TERM DEBT

  Long-term debt at June 30 consisted of the following:

                                                                    1993   1992
                                                                   ------ ------
      11.25% Notes, due in annual installments from 1995 to 2004.  $220.0 $220.0
      Revolving credit agreement, 6.1% average rate..............           52.0
      10.125% Senior notes, due 2001.............................   135.0
      10.75% Senior notes, due 2003..............................   125.0
      6.25% Convertible subordinated notes, due 2001.............   115.0  115.0
      9.45% Senior debentures, due 2011..........................   100.0  100.0
      9.7% Notes, due in annual installments through 2002........    22.8   25.3
      Capital lease obligations (9.25% average rate).............    26.4   36.1
      8% Angus/IRI note, due in quarterly installments from 1994
       to 1996...................................................    80.0
      7% and 7.25% Industrial revenue bonds, due 2015............    75.0   75.0
      Other bonds................................................    27.5   19.4
                                                                   ------ ------
                                                                    926.7  642.8
      Less current maturities....................................    33.3   12.2
                                                                   ------ ------
                                                                   $893.4 $630.6
                                                                   ====== ======

  In June 1993, the Company restructured its long-term debt by issuing $135 million of Senior notes due June 15, 2001 and $125 million of Senior notes due June 15, 2003. Net proceeds from the issuance were used to retire $100 million of short-term notes, repurchase $50 million of receivable interests previously sold (see Note 6), and pay a $60.6 million installment on the Angus/IRI note. The 10.75% Senior notes are redeemable in whole or part at the Company's option beginning on or after June 15, 1998 at prices ranging from 104 percent of face value in 1998 to 100 percent in 2001.

  In April 1993, the existing revolving credit agreement was cancelled, and in June 1993, the Company entered into an agreement with a group of banks to provide the Company with a new unsecured revolving credit facility (the Working Capital Facility) under which the Company can borrow up to $100 million for general corporate purposes until June 30, 1996. Borrowings under the Working Capital Facility are limited to $25 million during a specified period in any year and bear interest at rates based on a base rate, a three-month certificate of deposit rate or a Federal Funds rate. There is a 1/2 percent commitment fee on the unused portion of the credit line. At June 30, 1993, $38 million was drawn down in the form of standby letters of credit principally to support the Industrial revenue bonds. There were no other borrowings under the Working Capital Facility at June 30, 1993.

  The Senior notes, the Working Capital Facility and the 11.25% Notes contain provisions which (i) restrict the Company's ability to make capital expenditures and dispose of assets, (ii) limit the payment of dividends or other distributions to shareholders, and (iii) limit the incurrence of additional indebtedness. The Working Capital Facility and the 11.25% Note agreements also contain financial ratios and tests which must be met with respect to interest and fixed charge coverage, tangible net worth, working capital and total debt to capitalization. The ongoing ability of the Company to meet its debt service and other obligations, including compliance with covenants in its debt instruments, will be dependent upon the future performance of the Company which will be subject to financial, business and other factors, certain of which are beyond its control, such as prevailing economic and industry conditions and prices for the Company's products. The

                           IMC FERTILIZER GROUP, INC.

Company anticipates that its cash flow together with available borrowings will be sufficient to meet its operating expenses and service its debt requirements as they become due. However, if product prices do not improve in 1994, the Company may have difficulty complying with its covenants.

  Upon failure of the Company to pay any installment of the 8% Angus/IRI note when due or upon certain defaults under other of the Company's debt instruments, Angus and IRI would be entitled to require accelerated repayment of the unpaid balance of the full $220 million judgment described in Note 3.

  The Convertible subordinated notes are exchangeable for approximately 1.8 million shares of the Company's common stock at $63.50 per share.

  In connection with the transfer of certain assets to the Partnership, the Company increased the interest rate payable on its 7% and 7.25% Industrial revenue bonds (after receiving consent from a majority of its bondholders) to
7.6 percent for the period August 1, 1993 through December 31, 1993 and 7.525 percent per year thereafter.

  Scheduled maturities of long-term debt for the next five years are as follows:

             1994............................... $33.3
             1995...............................  55.8
             1996...............................  69.4
             1997...............................  32.9
             1998...............................  25.4

See Note 20 for a discussion of the refinancing of the 11.25% Notes.

11. INTEREST CHARGES

  The Company capitalizes interest costs relating to the financing of major projects under development. All other interest is expensed as incurred.

                                                              1993  1992  1991
                                                              ----- ----- -----
      Amount charged to expense.............................. $44.8 $44.5 $41.1
      Amount capitalized.....................................  19.4  19.2  10.4
                                                              ----- ----- -----
                                                              $64.2 $63.7 $51.5
                                                              ===== ===== =====

12. PENSION PLANS

  The Company has non-contributory pension plans that cover substantially all of its employees. Benefits are based on a combination of years of service and compensation levels, depending on the plan. Generally, contributions to the U.S. plans are made to meet minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), while contributions to Canadian plans are made in accordance with Pension Benefits Acts, instituted by the provinces of Saskatchewan and Ontario.

  Employees in the U.S. whose pension benefits exceed ERISA limitations are covered by a supplementary non-qualified, unfunded pension plan which is provided for by charges to earnings sufficient to meet the projected benefit obligation.

                           IMC FERTILIZER GROUP, INC.

  The components of net pension expense, computed actuarially, were as follows:

                                         U.S. PLANS          CANADIAN PLANS
                                    ----------------------  -------------------
                                     1993    1992    1991   1993   1992   1991
                                    ------  ------  ------  -----  -----  -----
Service cost for benefits earned
 during the year..................  $  5.6  $  5.7  $  5.1  $  .9  $  .8  $  .8
Interest cost on projected benefit
 obligation.......................    11.0    10.9    10.0    2.4    2.2    1.8
Return on plan assets.............   (12.3)  (15.2)  (12.0)  (2.5)  (3.0)  (2.5)
Net amortization and deferral.....     5.0     7.0     3.8     .3     .2     .1
                                    ------  ------  ------  -----  -----  -----
Net pension expense...............  $  9.3  $  8.4  $  6.9  $ 1.1  $  .2  $  .2
                                    ======  ======  ======  =====  =====  =====

  Net pension expense for U.S. plans, in 1993, included $1.6 million related to the settlement of certain pension obligations.

  The plans' assets consist mainly of corporate equity and U.S. government and corporate debt securities, and units of participation in a collective short-term investment fund.

  In a number of these plans, the plan assets exceed the benefit obligations (overfunded plans) and in the remainder of the plans, the benefit obligations exceed the plan assets (underfunded plans).

  The funding status of the Company's pension plans, including Canadian plans and amounts recognized in the Consolidated Balance Sheet, was as follows:

                                                   OVERFUNDED     UNDERFUNDED
                                                      PLANS          PLANS
                                                  --------------  -------------
                                                   1993    1992   1993    1992
                                                  ------  ------  -----  ------
Plans' assets at fair value.....................  $124.5  $110.0  $22.4  $ 24.4
Actuarial present value of projected benefit ob-
 ligations:
  Vested benefits...............................    88.4    80.1   27.6    32.4
  Non-vested benefits...........................      .5      .3     .9      .4
                                                  ------  ------  -----  ------
  Accumulated benefit obligations...............    88.9    80.4   28.5    32.8
  Projected future salary increases.............    31.6    39.3    3.4     5.4
                                                  ------  ------  -----  ------
  Total projected benefit obligations...........   120.5   119.7   31.9    38.2
                                                  ------  ------  -----  ------
Plans' assets in excess of (less than) projected
 benefit obligations............................     4.0    (9.7)  (9.5)  (13.8)
Items not yet recognized in earnings:
  Unrecognized net (gain) loss..................    (9.9)    1.0    (.1)    1.6
  Unrecognized transition (asset) liability.....    (1.1)   (2.0)    .1      .8
  Unrecognized prior service cost...............     4.4     4.0    5.9     4.3
  Additional minimum liability..................                   (3.4)   (2.9)
                                                  ------  ------  -----  ------
Accrued pension liability.......................  $ (2.6) $ (6.7) $(7.0) $(10.0)
                                                  ======  ======  =====  ======

                                                               1993  1992  1991
                                                               ----- ----- -----
Significant actuarial assumptions were as follows:
  Discount rate...............................................  8.6%  8.6%  8.6%
  Long-term rate of return on assets:
    U.S. plans................................................  9.0%  9.0%  9.0%
    Canadian plans............................................ 10.0% 12.6% 12.3%
                                                               ----- ----- -----
                                                                9.2%  9.7%  9.6%
                                                               ===== ===== =====
  Rate of increase in compensation levels.....................  5.3%  6.1%  6.1%

                           IMC FERTILIZER GROUP, INC.

13. OTHER POSTRETIREMENT PLANS

  The Company provides certain health care benefit plans for retired employees. The plans may be either contributory or non-contributory, and contain certain other cost sharing features such as deductibles and coinsurance. The plans are unfunded. Employees are not vested and such benefits are subject to change. Health care benefits of those employees who retired prior to February 1, 1988 are paid by IMCERA; the Company is charged for one-half of such costs, not exceeding $.8 million in any fiscal year.

  The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective July 1, 1992. This statement requires that the cost of providing other postretirement benefits (OPEBS) be accrued during the active service period of the employees. The Company recognized a $75.9 million liability for OPEBS as of July 1, 1992 and recorded an after-tax charge of $47.1 million for the cumulative effect of this accounting change.

  This change increased the 1993 loss before accounting changes by $6.9 million, $4.3 million after taxes, or $.19 per share. Prior to 1993, the Company recognized expense in the year health claims were paid. The total cost to the Company of all postretirement health care costs was $1.7 million and $1.5 million for the years ended June 30, 1992 and 1991, respectively.

  OPEBS expense of $8.6 million in 1993 included service cost of $2.3 million and interest cost of $6.3 million.

  The discount rate used in determining the accumulated postretirement benefit obligation was 8.5 percent. The assumed health care trend rate used in measuring the accumulated postretirement benefit cost for employees and retirees under age 65 is 15 percent in 1993 (8.2 percent for those over age
65), decreasing gradually to 5.5 percent in 2003 and thereafter. If the health care trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of June 30, 1993 would increase by 10 percent. The effect of this change on the 1993 OPEBS expense would be an increase of 11 percent.

  Summary information on the Company's plans at June 30, 1993 is as follows:

      Accumulated postretirement benefit obligation:
        Retirees.......................................................... $35.6
        Fully eligible active plan participants...........................  15.3
        Other active plan participants....................................  31.9
                                                                           -----
          Accrued postretirement benefit cost............................. $82.8
                                                                           =====

14. INCOME TAXES

  The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective July 1, 1991. The cumulative effect of this accounting change decreased 1992 earnings by $165.5 million. As a result of the adoption of SFAS No. 109, tax expense for the year ended June 30, 1992 decreased by approximately $5.7 million, or $.26 per share.

                           IMC FERTILIZER GROUP, INC.

  Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at June 30 were as follows:

                                                                   1993   1992
                                                                  ------ ------
Deferred tax liabilities:
  Tax over book depreciation..................................... $280.5 $242.1
  Taxes on undistributed foreign earnings........................   31.0   26.2
  Other liabilities..............................................    6.0    5.3
                                                                  ------ ------
    Total deferred tax liabilities...............................  317.5  273.6
                                                                  ------ ------
Deferred tax assets:
  Reclamation and decommissioning reserves.......................   25.1   22.1
  Alternative minimum tax credit carryforward....................   25.3   11.9
  Sterlington litigation settlement..............................   51.6
  Postretirement benefit reserves................................   31.4
  Net operating loss carryforwards...............................   29.5
  Other assets...................................................   24.6   26.4
                                                                  ------ ------
    Total deferred tax assets....................................  187.5   60.4
                                                                  ------ ------
    Net deferred tax liabilities................................. $130.0 $213.2
                                                                  ====== ======

  At June 30, 1993, the Company had net operating loss carryforwards for U.S. federal tax purposes of $67.6 million. If not utilized against taxable income, the federal tax loss carryforwards will expire in 2008. The tax benefit of these loss carryforwards has been provided in the 1993 consolidated financial statements through a reduction in deferred taxes.

  The provision (credit) for income taxes consisted of the following:

                                                           LIABILITY    DEFERRED
                                                             METHOD      METHOD
                                                          ------------- --------
                                                           1993   1992    1991
                                                          ------  ----- --------
Current
  Federal................................................ $(15.2) $24.4  $26.0
  State and local........................................    1.4    6.5    3.5
  Foreign................................................   10.0   12.4   12.4
                                                          ------  -----  -----
                                                            (3.8)  43.3   41.9
Deferred
  Federal................................................  (34.3)   3.3    9.5
  State and local........................................  (13.1)   1.4    1.9
  Foreign................................................   (6.1)   2.5    3.7
                                                          ------  -----  -----
                                                           (53.5)   7.2   15.1
                                                          ------  -----  -----
                                                          $(57.3) $50.5  $57.0
                                                          ======  =====  =====

  The components of the provision for deferred income taxes for the year ended June 30, 1991 were as follows:

      Depreciation....................................................... $17.6
      Taxes on undistributed foreign earnings............................   5.1
      Alternative minimum tax credit.....................................  (7.3)
      Other..............................................................   (.3)
                                                                          -----
                                                                          $15.1
                                                                          =====

                           IMC FERTILIZER GROUP, INC.

  The components of earnings (loss) before income taxes and accounting changes and the effects of significant adjustments to tax computed at the federal statutory rate were as follows:

                                                        LIABILITY      DEFERRED
                                                          METHOD        METHOD
                                                      ---------------  --------
                                                       1993     1992     1991
                                                      -------  ------  --------
Domestic............................................. $(175.5) $112.1   $124.9
Foreign..............................................    (1.8)   29.3     27.9
                                                      -------  ------   ------
    Earnings (loss) before income taxes and account-
     ing changes .................................... $(177.3) $141.4   $152.8
                                                      =======  ======   ======
Computed tax at the federal statutory rate of 34%.... $ (60.3) $ 48.1   $ 52.0
Foreign income and withholding taxes.................     4.5     5.0      6.5
Percentage depletion.................................    (9.4)  (10.7)   (11.3)
Federal taxes on undistributed foreign earnings......     5.6     3.9      3.8
State income taxes, net of federal income tax bene-
 fit.................................................    (7.7)    6.3      3.6
Sterlington litigation settlement....................     3.3
Other items (none in excess of 5% of computed tax)...     6.7    (2.1)     2.4
                                                      -------  ------   ------
    (Credit) provision for income taxes.............. $ (57.3) $ 50.5   $ 57.0
                                                      =======  ======   ======
Effective tax rate...................................    32.3%   35.7%    37.3%
                                                      =======  ======   ======

  U.S. income and foreign withholding taxes are provided on the earnings of foreign subsidiaries that are expected to be remitted to the extent that taxes on the distribution of such earnings would not be offset by foreign tax credits. The Company has no present intention of remitting undistributed earnings of foreign subsidiaries aggregating $113 million at June 30, 1993, and accordingly, no deferred tax liability has been established relative to these earnings.

15. CAPITAL STOCK

  Changes in the number of shares of common stock issued and in treasury were as follows:

                                                   1993       1992       1991
                                                ---------- ---------- ----------
Common stock issued
  Balance, beginning of year................... 32,130,080 31,734,930 26,398,410
  Common stock sold............................                        5,300,000
  Stock options exercised......................      8,675    205,700     36,520
  Award of restricted shares...................     18,165    189,450
                                                ---------- ---------- ----------
  Balance, end of year......................... 32,156,920 32,130,080 31,734,930
                                                ---------- ---------- ----------
Treasury common stock
  Balance, beginning of year................... 10,082,779 10,063,465     63,429
  Purchases....................................     15,029     19,314 10,000,036
                                                ---------- ---------- ----------
  Balance, end of year......................... 10,097,808 10,082,779 10,063,465
                                                ---------- ---------- ----------
Common stock outstanding,
 end of year................................... 22,059,112 22,047,301 21,671,465
                                                ========== ========== ==========

  Pursuant to a Shareholders Rights Plan adopted by the Company in June 1989, a dividend of one preferred stock purchase right (Right) for each outstanding share of common stock of the Company was issued on July 12, 1989 to shareholders of record on that date. Under certain conditions, each Right may be exercised to purchase one one-hundredth of a share of a new series of participating preferred stock at a price

                           IMC FERTILIZER GROUP, INC.

of $150. This preferred stock is designed to participate in dividends and vote on essentially equivalent terms with a whole share of common stock. The Rights become exercisable apart from the common stock only if a person or group acquires 20 percent or more of the common stock or makes a tender offer for 20 percent or more of the outstanding common stock. However, the Rights do not become exercisable if a person or group becomes the owner of 20 percent or more of the common stock as a result of the purchase of common stock by the Company to reduce the number of shares outstanding and increase the proportionate number of shares owned by such person or group to 20 percent or more, unless such person or group subsequently becomes the owner of any additional shares of the common stock. In addition, upon the acquisition by a person or group of 20 percent or more of the common stock, each Right will entitle the holder to purchase, at the then-current exercise price of the Right, a number of shares of common stock having a market value at that time of twice the exercise price. The Rights may be redeemed at a price of $.01 per Right under certain circumstances prior to their expiration on June 21, 1999.

16. STOCK PLANS

  A non-qualified stock option plan adopted in 1988, as amended, provides for the granting of options to purchase up to two million shares of common stock at prices not less than 100 percent of market price at the date of the grant. Options are exercisable over 10 years beginning one year after the date of the grant and are limited to 50 percent during the second year. A total of 1,261,755 shares was granted under this plan through June 30, 1993.

  Information on options follows:

                                          1993            1992          1991
                                     --------------  --------------  ----------
Outstanding, beginning of year......        476,285         373,980     421,140
Granted.............................                        343,100
Exercised...........................         (8,675)       (205,700)    (36,520)
Cancelled...........................        (25,180)        (35,095)    (10,640)
                                     --------------  --------------  ----------
Outstanding, end of year............        442,430         476,285     373,980
                                     ==============  ==============  ==========
Price range......................... $22 to $51.125  $22 to $51.125  $22 to $32
At June 30
  Exercisable.......................        299,430         165,185     247,340
  Available for future grants.......        738,245         716,201   1,200,006

  The average purchase price of outstanding stock options at June 30, 1993 was $43.84 per share, based on an aggregate purchase price of $19.4 million. Outstanding stock options will expire over a period ending no later than December 5, 2001.

  The Company also adopted a long-term performance incentive plan in 1991 under which officers and key managers are awarded shares of restricted common stock of the Company and contingent stock units. Under the plan, these shares and units vest in whole or in part during and at the end of the performance period ending June 30, 1994. A total of 207,615 shares of restricted common stock of the Company was awarded under this plan through June 30, 1993, of which 34,640 shares were vested. An additional 22,745 shares of this award will vest in the year ending June 30, 1994. The remaining shares will be earned depending on the Company's performance over the three-year performance period ending June 30, 1994. If established performance goals are met, one-third of the remaining shares will vest on each June 30, 1994, 1995 and 1996. At June 30, 1993, no additional shares were reserved for issuance under this plan. A total of 28,679 restricted shares of common stock has been cancelled and reacquired at no cost by the Company at June 30, 1993.

                           IMC FERTILIZER GROUP, INC.

17. COMMITMENTS

  The Company leases various types of properties, including buildings, railcars, data processing equipment, and machinery and equipment through capital and operating leases. Included in selling, administrative and general expenses in 1992 is a charge of $3.2 million relating to the cancellation and buy out of equipment leases.

  Summarized below is a schedule of future minimum lease payments under non-cancellable capital and operating leases as of June 30, 1993:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
      1994....................................................  $ 8.2    $16.1
      1995....................................................    8.2     14.3
      1996....................................................    8.2     13.8
      1997....................................................    8.2     11.1
      1998....................................................             9.6
      Subsequent years........................................            30.2
                                                                -----    -----
      Future minimum lease payments...........................   32.8    $95.1
                                                                         =====
      Less equivalent interest................................   (6.4)
                                                                -----
      Present value of future minimum lease payments..........  $26.4
                                                                =====

  Rental expense charged to earnings for 1993, 1992 and 1991 amounted to $18.3 million, $25.0 million and $20.2 million, respectively.

  The Company participated in a consortium that won bids in 1988 on 11 federal off-shore sulphur leases in the Gulf of Mexico. Sulphur was subsequently discovered in one of these leases and is being extracted under a joint venture agreement with FRP and Felmont Oil Corporation. In connection with these leases, three of which still remain unexplored, the Company has committed to contribute its share of costs incurred in exploration and development of the remaining unexplored leases. The Company has issued collateral mortgage notes totaling $145.8 million which will become effective only if the Company fails to meet its obligations under the Joint Operating Agreement covering each remaining lease.

  The Company's Canadian subsidiary is committed under a service agreement with PCS to produce annually from mineral reserves specified quantities of potash for a fixed fee plus a pro rata share of production and capital costs. The agreement extends through June 30, 1996 and is renewable at the option of PCS for six additional five-year periods. Potash produced for PCS may, at PCS's option, amount to an annual maximum of approximately one-fourth of the Canadian subsidiary's production capacity. During 1993, production of potash for PCS amounted to 500,000 tons, or 17 percent of tons produced.

18. CONTINGENCIES

  On April 22, 1993, Angus filed a lawsuit in Louisiana naming IFL and IMC and certain of their insurers as defendants and seeking damages allegedly in addition to those settled in the Texas litigation. The Company has been informed by counsel to Angus that the alleged damages relate to (i) direct action claims against two of the Company's insurers, with one of which the Company has agreed to an indemnity provision which such insurer might assert requires IFL and IMC to indemnify such insurer, (ii) third-party claims against Angus and (iii) sums already paid by Angus to third parties. With respect to the potential impact on the Company of the direct action claims against its insurers and the claims for sums already paid by Angus to third parties,

                           IMC FERTILIZER GROUP, INC.

the Company believes that there are substantial defenses and the Company believes that, in any event, the Company's exposure, if any, for such direct action claims is approximately $30 million. This amount represents the difference between the policy limits of one of the Company's excess liability policies and the amount paid to the Company by the insurer under such policy. In connection with settling the Company's insurance coverage dispute with such insurer, IFL and IMC agreed to indemnify such insurer for any amounts in excess of the settlement amount. The Company has not had the opportunity to analyze fully any specific damage claims which might be made by Angus in such new lawsuit, or to make a definitive judgment as to potential liability exposure, if any. However, on August 26, 1993 the Company filed in Texas a lawsuit seeking a declaration that the direct action claims against the Company's insurers and the claims for sums already paid by Angus to third parties (items
(i) and (iii) respectively above) were disposed of in the settlement of the Texas litigation.

  The Company has been named as a defendant, along with other Canadian and U.S. potash producers, in a number of class action antitrust lawsuits filed in April, May and June 1993 in federal district courts in Minnesota, Illinois and Virginia and in California state court. The Company understands that the plaintiffs are purchasers of potash who allege a price fixing conspiracy among North American potash producers beginning in 1987 and continuing until the filing of the complaints. The Company has filed initial responsive pleadings in certain of the cases. The defendants have obtained the consolidation of pre-trial proceedings in the Minnesota, Illinois and Virginia cases in the federal district court in Minnesota and are attempting to have pre-trial proceedings in the California case also consolidated in the federal district court in Minnesota. While the Company believes that the allegations in the complaints are without merit, until such time as the Company has had the opportunity to investigate fully the specific allegations, it is unable to evaluate possible defenses or to make a reliable determination as to potential liability exposure, if any. Additionally, although the Company has received to date no inquiries from any governmental entity, the Company understands that the allegations in the complaints may have been brought to the attention of the U.S. and Canadian antitrust enforcement authorities, and those authorities may be conducting a review of those allegations.

  The Company also has certain other contingent liabilities with respect to litigation, claims and guarantees of debt obligations to third parties arising in the ordinary course of business. The Company does not believe any of these contingent liabilities will have a material adverse impact on the Company's financial position.

19. OPERATIONS BY GEOGRAPHIC AREA

  Net operating results of consolidated foreign subsidiaries, before consolidation eliminations, amounted to a loss of $6.0 million in 1993, including an $11.4 million after-tax charge related to the insurance settlement described in Note 7, and earnings of $19.5 million and $16.9 million in 1992 and 1991, respectively. Net assets of such subsidiaries were $220.1 million and $228.1 million at June 30, 1993 and 1992, respectively.

  Financial information relating to the Company's operations in various geographic areas was as follows:

                                                           NET SALES
                                                   ---------------------------
                                                    1993      1992      1991
                                                   -------  --------  --------
United States..................................... $ 856.8  $1,019.0  $1,095.2
Canada............................................   138.0     145.0     158.3
Other.............................................     4.2       5.8       6.1
Transfers between geographic areas (principally
 from Canada).....................................  (101.9)   (111.3)   (128.4)
                                                   -------  --------  --------
Consolidated...................................... $ 897.1  $1,058.5  $1,131.2
                                                   =======  ========  ========

                           IMC FERTILIZER GROUP, INC.

                            EARNINGS (LOSS)
                          BEFORE INCOME TAXES
                            AND ACCOUNTING
                                CHANGES              IDENTIFIABLE ASSETS
                         -----------------------  ----------------------------
                          1993     1992    1991     1993      1992      1991
                         -------  ------  ------  --------  --------  --------
United States........... $(127.2) $158.2  $168.4  $1,763.9  $1,545.8  $1,476.2
Canada..................    (1.9)   33.3    26.0     281.4     290.3     264.0
Other...................     2.0     4.8     5.1      12.5      13.8      13.0
Eliminations............      .7    (3.5)   (3.5)     (2.2)    (11.5)    (13.9)
                         -------  ------  ------
Operating earnings......  (126.4)  192.8   196.0
Interest earned and
 other non-operating
 (income) and expense,
 net....................     6.1     6.9     2.1
Interest charges........    44.8    44.5    41.1
                         -------  ------  ------  --------  --------  --------
Consolidated............ $(177.3) $141.4  $152.8  $2,055.6  $1,838.4  $1,739.3
                         =======  ======  ======  ========  ========  ========

  Transfers of product between geographic areas were at prices approximating those charged to unaffiliated customers.

  Sales from the United States, as shown in the preceding table, included sales to unaffiliated customers in other geographic areas as follows:

                                                             1993   1992   1991
                                                            ------ ------ ------
Far East................................................... $190.7 $208.1 $208.6
Latin America..............................................   25.9   37.5   35.4
Europe.....................................................   22.6   22.0   35.0
                                                            ------ ------ ------
                                                            $239.2 $267.6 $279.0
                                                            ====== ====== ======

20. REFINANCING OF 11.25% NOTES

  The Company has reached an agreement with The Prudential Insurance Company of America (Prudential) giving it the right to purchase, on or before November 1, 1993, the $220 million principal amount of the Company's 11.25% Notes (the Notes) for approximately $250 million (the Purchase Price). The Company's ability to exercise this right is dependent upon the Company obtaining sufficient financing prior to November 1. If the Company does not purchase the Notes by November 1, Prudential has the option to sell the Notes to specified third parties for the Purchase Price. The Company has agreed to purchase from these third parties the Notes for the Purchase Price, upon completion of alternative financing. The Company expects to record an after-tax extraordinary loss of approximately $25 million upon completion of the purchase of the Notes. If the Company is not able to obtain such financing and purchase the Notes, the Company has agreed to reimburse the third parties for any losses they incur as a result of their purchase and subsequent resale of the Notes. Any such subsequent reimbursement would be recorded as a loss by the Company when incurred.

                         QUARTERLY RESULTS (UNAUDITED)

                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                QUARTER
                                      ------------------------------
                                       FIRST   SECOND THIRD   FOURTH    YEAR
                                      -------  ------ ------  ------  --------
FISCAL 1993
  Net sales.......................... $ 220.9  $197.5 $222.8  $255.9  $  897.1
  Gross margins......................    50.5    31.1   19.7    23.6     124.9
  Earnings (loss) before income taxes
   and accounting change.............    32.8     5.2 (175.5)  (39.8)   (177.3)
  Earnings (loss) before cumulative
   effect of accounting change.......    18.6     2.9 (114.8)  (26.7)   (120.0)
  Cumulative effect of accounting
   change............................   (47.1)                           (47.1)
                                      -------  ------ ------  ------  --------
  Net earnings (loss)................   (28.5)    2.9 (114.8)  (26.7)   (167.1)
  Earnings (loss) per share:
    Earnings (loss) before cumulative
     effect of accounting change.....     .84     .13  (5.20)  (1.21)    (5.44)
    Cumulative effect of accounting
     change..........................   (2.13)                           (2.13)
                                      -------  ------ ------  ------  --------
    Net earnings (loss).............. $ (1.29) $  .13 $(5.20) $(1.21) $  (7.57)
FISCAL 1992
  Net sales.......................... $ 258.7  $252.6 $267.5  $279.7  $1,058.5
  Gross margins......................    57.0    65.2   58.9    48.4     229.5
  Earnings before income taxes.......    33.4    36.8   62.4     8.8     141.4
  Earnings before cumulative effect
   of accounting change..............    21.2    23.6   38.5     7.6      90.9
  Cumulative effect of accounting
   change............................  (165.5)                          (165.5)
                                      -------  ------ ------  ------  --------
  Net earnings (loss)................  (144.3)   23.6   38.5     7.6     (74.6)
  Earnings (loss) per share:
    Earnings before cumulative effect
     of accounting change............     .96    1.07   1.74     .35      4.12
    Cumulative effect of accounting
     change..........................   (7.51)                           (7.50)
                                      -------  ------ ------  ------  --------
    Net earnings (loss).............. $ (6.55) $ 1.07 $ 1.74  $  .35  $  (3.38)

FISCAL 1993

  Quarterly results for the first three quarters of fiscal 1993 have been restated to reflect the adoption of SFAS No. 106 effective July 1, 1992. This resulted in after-tax charges to operations (before the cumulative effect of the accounting change) of $1.1 million, or $.05 per share, in the first quarter, $1.0 million, or $.05 per share, in the second quarter and $1.1 million, or $.05 per share, in the third quarter.

  First quarter results included an after-tax gain of $5.0 million, or $.23 per share, from the resolution of a contract dispute with a major uranium oxide customer.

  Third quarter results included an after-tax charge of $109.1 million, or $4.94 per share, from the settlement of litigation resulting from the May 1991 explosion at a nitroparaffins plant managed by the Company in Sterlington, Louisiana.

  Fourth quarter results included after-tax charges of $11.4 million, or $.52 per share, from the settlement of an insurance claim arising out of a water inflow at one of the Company's potash mines in Canada and $1.8 million, or $.08 per share, from the settlement of an environmental issue.

FISCAL 1992

  First and second quarter results for fiscal 1992 have been restated to reflect the adoption of SFAS No. 109 as a first quarter adjustment.

  Third quarter earnings included an after-tax gain of $18.2 million, or $.82 per share, from the sale of an ammonia production facility.

  Fourth quarter earnings included after-tax charges of $3.3 million, or $.15 per share, from the temporary shutdown and mothballing of the Company's uranium production facilities and $2.0 million, or $.09 per share, from the buy out of a lease commitment. Fourth quarter earnings also included an after-tax benefit of $2.7 million, or $.12 per share, from extending the useful lives of certain plant assets.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                  SIX MONTHS
                                                                     ENDED
                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1993    1992
                                                                 ------  ------
Net sales......................................................  $595.4  $418.4
Cost of goods sold.............................................   554.2   336.8
                                                                 ------  ------
    Gross margins..............................................    41.2    81.6
Selling, general and administrative expenses...................    29.6    30.8
Other operating (income) and expense, net (Note 1).............    (9.7)  (10.8)
                                                                 ------  ------
    Operating earnings.........................................    21.3    61.6
Equity in (earnings) loss of oil and gas joint venture (Note
 2)............................................................    20.5    (3.6)
Interest earned and other non-operating (income) and expense,
 net...........................................................     3.3     6.5
Interest charges...............................................    42.8    20.7
                                                                 ------  ------
Earnings (loss) before minority interest and items noted below.   (45.3)   38.0
Minority interest (Note 3).....................................     5.3
                                                                 ------  ------
Earnings (loss) before items noted below.......................   (50.6)   38.0
Provision (credit) for income taxes (Note 4)...................   (24.5)   16.5
                                                                 ------  ------
    Earnings (loss) before extraordinary item and cumulative
     effect of accounting change...............................   (26.1)   21.5
Extraordinary loss-debt retirement (Note 6)....................   (23.8)
Cumulative effect of accounting change (Note 7)................           (47.1)
                                                                 ------  ------
    Net earnings (loss)........................................  $(49.9) $(25.6)
                                                                 ======  ======
Earnings (loss) per share (Note 5):
  Earnings (loss) before extraordinary item and cumulative ef-
   fect of accounting change...................................  $(1.11) $  .97
  Extraordinary loss-debt retirement (Note 6)..................   (1.01)
  Cumulative effect of accounting change (Note 7)..............           (2.13)
                                                                 ------  ------
    Net earnings (loss)........................................  $(2.12) $(1.16)
                                                                 ======  ======



     (See Notes to Interim Consolidated Financial Statements on Page F-27)

                           CONSOLIDATED BALANCE SHEET

                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31, JUNE 30,
                           ASSETS                                 1993       1993
                           ------                             ------------ --------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents..................................   $   87.1   $  111.6
  Receivables, net...........................................      163.0      145.1
  Inventories:
    Products (principally finished)..........................      228.5      120.1
    Operating materials and supplies.........................       65.8       44.2
                                                                --------   --------
                                                                   294.3      164.3
  Prepaid expenses...........................................       11.8       12.4
                                                                --------   --------
      Total current assets...................................      556.2      433.4
Investment in oil and gas joint venture (Note 2).............       23.7       55.0
Property, plant and equipment................................    3,365.4    2,422.0
Accumulated depreciation and depletion.......................   (1,416.8)  (1,095.5)
                                                                --------   --------
  Net property, plant and equipment..........................    1,948.6    1,326.5
Deferred income taxes........................................      224.6      187.5
Other assets.................................................       73.2       53.2
                                                                --------   --------
                                                                $2,826.3   $2,055.6
                                                                ========   ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------
Current liabilities:
  Accounts payable...........................................   $   70.6   $   75.9
  Income taxes...............................................                  10.0
  Dividend payable to IMCERA (Note 8)........................                  51.9
  Accrued liabilities........................................       88.7       67.2
  Current maturities of long-term debt.......................       46.8       33.3
                                                                --------   --------
      Total current liabilities..............................      206.1      238.3
Long-term debt, less current maturities (Note 6).............      847.2      893.4
Deferred income taxes........................................      336.1      317.5
Accrued postretirement employee benefits.....................       90.8       82.8
Accrued reclamation costs....................................       85.5       51.4
Other noncurrent liabilities.................................       55.5       41.8
Deferred gain (Note 3).......................................       56.0
Minority interest (Note 3)...................................      655.4
Shareholders' equity:
  Common stock, $1 par value, authorized 50,000,000 shares;
   issued 32,158,240 shares and 32,156,920 shares at December
   31 and June 30, respectively..............................       32.2       32.2
  Capital in excess of par value.............................      747.7      768.4
  Retained earnings (deficit)................................      (27.4)      22.5
  Treasury stock, at cost, 6,655,008 shares and 10,097,808
   shares of common stock at December 31 and June 30, respec-
   tively....................................................     (258.8)    (392.7)
                                                                --------   --------
      Total shareholders' equity.............................      493.7      430.4
                                                                --------   --------
                                                                $2,826.3   $2,055.6
                                                                ========   ========

     (See Notes to Interim Consolidated Financial Statements on Page F-27)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                                 SIX MONTHS
                                                                    ENDED
                                                                DECEMBER 31,
                                                                --------------
                                                                 1993    1992
                                                                ------  ------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................... $(49.9) $(25.6)
  Adjustments to reconcile net loss to net cash (used) provided by operating activities:
    Depreciation, depletion and amortization...................   54.0    31.9
    Cash distributions in excess of equity in operating results
     of oil and gas joint venture..............................   31.3    13.8
    Deferred income taxes......................................  (18.5)  (24.3)
    Minority interest..........................................    5.3
    Postretirement employee benefits...........................    3.3    79.3
    Other non-cash charges and credits, net....................  (13.7)    5.6
    Changes in:
      Receivables..............................................   27.2   (31.5)
      Inventories..............................................   11.7   (45.3)
      Prepaid expenses.........................................     .6     2.9
      Accounts payable, accrued liabilities and income taxes... (115.2)   (9.7)
                                                                ------  ------
    Net cash used by operating activities......................  (63.9)   (2.9)
                                                                ------  ------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures.........................................  (12.5)  (75.3)
  Other........................................................    4.4    (1.0)
                                                                ------  ------
    Net cash used by investing activities......................   (8.1)  (76.3)
                                                                ------  ------
    Net cash used before financing activities..................  (72.0)  (79.2)
                                                                ------  ------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments of long-term debt................................... (220.4)
  Proceeds from issuance of long-term debt, net................  171.6    61.1
  Issuance of common stock from treasury.......................  113.5
  Joint venture cash distribution to FRP.......................  (17.2)
  Cash dividends paid..........................................          (11.9)
                                                                ------  ------
    Net cash provided by financing activities..................   47.5    49.2
                                                                ------  ------
Net decrease in cash and cash equivalents......................  (24.5)  (30.0)
                                                                ------  ------
Cash and cash equivalents--beginning of period.................  111.6    32.6
                                                                ------  ------
Cash and cash equivalents--end of period....................... $ 87.1  $  2.6
                                                                ======  ======
Supplemental cash flow disclosures:
  Interest paid................................................ $ 37.1  $ 27.3
  Income taxes (refunded) paid................................. $ (4.1) $ 13.0
Supplemental schedules of non-cash investing and financing ac-
 tivities:
  Acquisition of interest in joint venture--
    Net assets acquired........................................ $713.0
    Minority interest..........................................  649.3
                                                                ------
                                                                $ 63.7

     (See Notes to Interim Consolidated Financial Statements on Page F-27)

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                  SIX MONTHS
                                                                     ENDED
                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1993    1992
                                                                 ------  ------
Common stock:
    Balance at June 30 and December 31                           $ 32.2  $ 32.1
Capital in excess of par value:
  Balance at June 30............................................  768.4   768.0
  Issuance of common stock (Note 6).............................  (20.6)
  Restricted stock award........................................    (.1)
                                                                 ------  ------
    Balance at December 31......................................  747.7   768.0
Retained earnings:
  Balance at June 30............................................   22.5   207.4
  Net loss......................................................  (49.9)  (25.6)
  Dividends ($.54 a share in 1992)..............................          (11.9)
                                                                 ------  ------
    Balance at December 31......................................  (27.4)  169.9
Treasury stock:
  Balance at June 30............................................ (392.7) (392.1)
  Issuance of common stock from treasury (Note 6)...............  134.1
  Acquisition of shares.........................................    (.2)
                                                                 ------  ------
    Balance at December 31...................................... (258.8) (392.1)
                                                                 ------  ------
    Total shareholders' equity.................................. $493.7  $577.9
                                                                 ======  ======



     (See Notes to Interim Consolidated Financial Statements on Page F-27)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 No dealer, salesman, or any other person has been authorized to give any in-formation or to make any representations not contained or incorporated by ref-erence in this Prospectus and, if given or made, such information or represen-tations must not be relied upon as having been authorized by IFL or the U.S. Underwriters. This Prospectus does not constitute an offer to sell, or a solic-itation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation. Nei-ther the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                              ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain
 Documents by Reference...................................................    2
Prospectus Summary........................................................    3
Investment Considerations.................................................    9
The Company...............................................................   14
Use of Proceeds...........................................................   16
Price Range of Common Stock and Dividends.................................   16
Capitalization............................................................   18
Selected Consolidated Financial Information...............................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   27
Description of Indebtedness...............................................   45
Description of Capital Stock .............................................   54
Certain United States Tax Consequences to Non-United States Holders.......   59
Underwriting..............................................................   61
Legal Matters.............................................................   63
Experts...................................................................   63
Index to Financial Statements.............................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                4,000,000 SHARES

                                      LOGO

                                 IMC FERTILIZER
                                  GROUP, INC.

                                  COMMON STOCK

                              ------------------

                                   PROSPECTUS
                                         , 1994

                              ------------------

                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                             Securities Corporation

                              LAZARD FRERES & CO.

                          J.P. MORGAN SECURITIES INC.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion, dated February 23, 1994
PROSPECTUS
                                4,000,000 SHARES                            LOGO

                           IMC FERTILIZER GROUP, INC.

                                  COMMON STOCK

                                 -------------

  Of the 4,000,000 shares (the "Shares") of common stock, $1.00 par value per share (the "Common Stock"), of IMC Fertilizer Group, Inc. ("IFL"), offered hereby, 800,000 shares are being offered outside the United States (the "International Offering") by the International Managers, and 3,200,000 shares are being offered in the United States (the "U.S. Offering," and, together with the International Offering, the "Offering") by the U.S. Underwriters. The price to public and underwriting discount per share for the International Offering and U.S. Offering are identical, and the closings of the International Offering and the U.S. Offering are conditioned upon each other. See "Underwriting."

  The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "IFL." On February 22, 1994, the closing price for the Common Stock as reported on the NYSE was $48. See "Price Range of Common Stock and Dividends."

                                 -------------

  SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

                                 -------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                               Underwriting
                               Price             Discounts          Proceeds to
                             to Public      and Commissions (1)     Company (2)
- -------------------------------------------------------------------------------
Per Share.............        $                    $                   $
- -------------------------------------------------------------------------------
Total (3).............      $                   $                   $
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) IFL has agreed to indemnify the International Managers and the U.S. Underwriters (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by IFL estimated at $700,000.
(3) IFL has granted to the International Managers and the U.S. Underwriters 30-day options to purchase up to an aggregate additional 600,000 shares of
    Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Company, before deducting expenses, will be $          , $           and
    $           , respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of this offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of the Common Stock will be made at the offices of Lehman Brothers
Inc., New York, New York on or about          , 1994.

                                 -------------

LEHMAN BROTHERS
          DONALDSON, LUFKIN & JENRETTE
            Securities Corporation
                      LAZARD BROTHERS & CO., LIMITED
                              J.P. MORGAN SECURITIES LTD.

           , 1994

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 No dealer, salesman, or any other person has been authorized to give any in-formation or to make any representations not contained or incorporated by ref-erence in this Prospectus and, if given or made, such information or represen-tations must not be relied upon as having been authorized by IFL or the Inter-national Managers. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicita-tion. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                               -----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain
 Documents by Reference...................................................    2
Prospectus Summary........................................................    3
Investment Considerations.................................................    9
The Company...............................................................   14
Use of Proceeds...........................................................   16
Price Range of Common Stock and Dividends.................................   16
Capitalization............................................................   18
Selected Consolidated Financial Information...............................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   27
Description of Indebtedness...............................................   45
Description of Capital Stock .............................................   54
Certain United States Tax Consequences to Non-United States Holders.......   59
Underwriting..............................................................   61
Legal Matters.............................................................   63
Experts...................................................................   63
Index to Financial Statements.............................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               4,000,000 SHARES

                                     LOGO

                                IMC FERTILIZER
                                  GROUP, INC.

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS
                                         , 1994

                               -----------------

                                LEHMAN BROTHERS

                         DONALDSON, LUFKIN & JENRETTE
                            Securities Corporation

                        LAZARD BROTHERS & CO., LIMITED

                          J.P. MORGAN SECURITIES LTD.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and commissions:

      Securities and Exchange Commission registration fee.............. $ 74,255
      National Association of Securities Dealers, Inc. filing fee......   22,034
      Printing and engraving fees......................................  400,000
      Accounting fees and expenses.....................................   25,000
      Legal fees and expenses..........................................  125,000
      Blue sky fees and expenses.......................................   10,000
      Miscellaneous....................................................   43,711
                                                                        --------
          Total........................................................ $700,000
                                                                        ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law, Article Eighth of the Registrant's Restated Certificate of Incorporation and Article Seven of the Registrant's Bylaws provide for indemnification of the Registrant's officers and directors in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS

  A list of exhibits is set forth in the Exhibit Index appearing elsewhere in this Registration Statement and is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c)(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE VILLAGE OF NORTHBROOK, STATE OF ILLINOIS ON FEBRUARY 23, 1994.

                                          IMC Fertilizer Group, Inc.

                                                     Wendell F. Bueche
                                          By: _________________________________
                                                     Wendell F. Bueche
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                NAME                             TITLE                    DATE
                ----                             -----                    ----
         Wendell F. Bueche
- ------------------------------------
         Wendell F. Bueche           President, Chief Executive
                                      Officer and Director         February 23, 1994
        Robert C. Brauneker
- ------------------------------------
        Robert C. Brauneker          Executive Vice President and
                                      Chief Financial Officer      February 23, 1994
          Billie B. Turner
- ------------------------------------
          Billie B. Turner           Chairman and Director         February 23, 1994
         Frank W. Considine
- ------------------------------------
         Frank W. Considine          Director                      February 23, 1994
       Dr. James M. Davidson
- ------------------------------------
       Dr. James M. Davidson         Director                      February 23, 1994
         Rowland C. Frazee
- ------------------------------------
         Rowland C. Frazee           Director                      February 23, 1994
          Richard A. Lenon
- ------------------------------------
          Richard A. Lenon           Director                      February 23, 1994
       Thomas H. Roberts, Jr.
- ------------------------------------
       Thomas H. Roberts, Jr.        Director                      February 23, 1994

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
  NUMBER                     DOCUMENT DESCRIPTION                      NUMBER
  -------                    --------------------                    ----------
  1.1      Form of U.S. Underwriting Agreement
  1.2      Form of International Underwriting Agreement
  4.1      Restated Certificate of Incorporation, as amended
           (incorporated herein by reference to Exhibit 3(a) to
           the Company's 1990 Form 10-K)
  4.2      Bylaws, amended as of July 2, 1991, and as currently in
           effect (incorporated herein by reference to the
           Company's Form 8-K dated July 2, 1991)
  4.3      Rights Agreement dated June 21, 1989, with The First
           National Bank of Chicago (including the Shareholder
           Rights Plan) (incorporated herein by reference to
           Exhibit 10.35 to the Company's 1989 Form 10-K)
  5.1      Opinion of Mayer, Brown & Platt as to certain legal
           matters
 23.1      Consent of Mayer, Brown & Platt (contained in Exhibit
           5.1)
 23.2      Consent of Ernst & Young
 99.1      Credit Agreement dated as of February 9, 1994 among the
           Partnership, the banks identified therein and
           Nationsbank of North Carolina, N.A. (Exhibit to be
           filed by amendment)